     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1996


                                                       REGISTRATION NO. 333-3605

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          VITAQUEST INTERNATIONAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                  2096                                 22-3437624
    (STATE OR OTHER JURISDICTION OF                (PRIMARY STANDARD                        (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)            INDUSTRIAL CLASSIFICATION                  IDENTIFICATION NO.)
                                                      CODE NUMBER)

                            ------------------------
                                100 LEHIGH DRIVE
                          FAIRFIELD, NEW JERSEY 07004
                                 (201) 575-9200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------
                               EDWARD M. FRANKEL
                             CHAIRMAN AND PRESIDENT
                          VITAQUEST INTERNATIONAL INC.
                                100 LEHIGH DRIVE
                          FAIRFIELD, NEW JERSEY 07004
                                 (201)575-9200
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------
  COPIES OF ALL COMMUNICATIONS REGARDING THIS REGISTRATION STATEMENT SHOULD BE
                                    SENT TO:

     MORRISON COHEN SINGER & WEINSTEIN, LLP            KRAMER, LEVIN, NAFTALIS & FRANKEL
              750 LEXINGTON AVENUE                              919 THIRD AVENUE
            NEW YORK, NEW YORK 10022                        NEW YORK, NEW YORK 10022
          ATTN: STEPHEN I. BUDOW, ESQ.                  ATTN: THOMAS E. CONSTANCE, ESQ.
           (212) 735-8600 (TELEPHONE)                      (212) 715-9100 (TELEPHONE)
           (212) 735-8708 (FACSIMILE)                      (212) 715-8000 (FACSIMILE)

                            ------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________


     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same
offering.  / /   ________


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------


- ---------------------------------------------------------------------------------------------------
                                                      PROPOSED      PROPOSED MAXIMUM     AMOUNT OF
TITLE OF SECURITIES                AMOUNT TO BE   MAXIMUM OFFERING     AGGREGATE       REGISTRATION
TO BE REGISTERED                   REGISTERED(1)   PRICE PER UNIT  OFFERING PRICE(2)      FEE(3)

- ---------------------------------------------------------------------------------------------------

Common Stock, $.01 par value..... 8,280,000 shares      $17.00        $140,760,000      $48,537.93


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

(1) Includes 1,080,000 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee.


(3) Previously paid.


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          VITAQUEST INTERNATIONAL INC.

CROSS-REFERENCE SHEET PURSUANT TO ITEM 501(B) OF REGULATION S-K SHOWING LOCATION
      IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

ITEM NO.                                                          LOCATION IN PROSPECTUS
- --------                                       -------------------------------------------------------------
    1.     Forepart of the Registration
           Statement and Outside Front Cover
           Page of Prospectus................  Facing Page, Outside Front Cover Page
    2.     Inside Front and Outside Back
           Cover Pages of Prospectus.........  Inside Front Cover Page, Outside Back Cover Page
    3.     Summary Information, Risk Factors
           and Ratio of Earnings to Fixed
           Charges...........................  Prospectus Summary; Risk Factors
    4.     Use of Proceeds...................  Prospectus Summary; Use of Proceeds
    5.     Determination of Offering Price...  Outside Front Cover Page; Risk Factors; Underwriting
    6.     Dilution..........................  Risk Factors; Dilution
    7.     Selling Security Holders..........  Principal and Selling Stockholders
    8.     Plan of Distribution..............  Outside Cover Page; Underwriting
    9.     Description of Securities to be
           Registered........................  Outside Cover Page; Prospectus Summary; Risk Factors;
                                               Dividend Policy; Capitalization; Description of Capital
                                               Stock; Shares Eligible for Future Sale; S Corporation
                                               Distributions
   10.     Interests of Named Experts and
           Counsel...........................  Experts, Legal Matters
   11.     Information with Respect to the
           Registrant........................  Outside Cover Page; Prospectus Summary; Risk Factors;
                                               Dividend Policy; S Corporation Distributions; Dilution;
                                               Selected Consolidated Financial Data; Management's Discussion
                                               and Analysis of Financial Condition and Results of
                                               Operations; Business; Management; Certain Relationships and
                                               Related Transactions; Principal and Selling Stockholders;
                                               Description of Capital Stock; Shares Eligible for Future
                                               Sale; Consolidated Financial Statements
   12.     Disclosure of Commission Position
           on Indemnification for Securities
           Act Liabilities...................  Not Applicable

                   SUBJECT TO COMPLETION, DATED JUNE 18, 1996

PROSPECTUS
                                7,200,000 SHARES

                          VITAQUEST INTERNATIONAL INC.
                                  COMMON STOCK
                         ------------------------------

     Of the 7,200,000 shares of Common Stock (the "Common Stock") of Vitaquest International Inc. (the "Company") being offered hereby, 2,400,000 shares are being issued and sold by the Company and 4,800,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. After giving effect to the offering made hereby (the "Offering"), the Company will have 16,566,000 shares of Common Stock outstanding.


     Prior to the Offering, there has been no public market for the Common Stock. It is estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for information relating to the determination of the initial public offering price. The Company's Common Stock has been approved for quotation and trading on the Nasdaq National Market under the Symbol VITQ, subject to notice of issuance.


     THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                         ------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
            TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ----------------------------------------------------------------------------------------------------
                                                 UNDERWRITING                        PROCEEDS TO
                                  PRICE         DISCOUNTS AND        PROCEEDS          SELLING
                                TO PUBLIC       COMMISSIONS(1)    TO COMPANY(2)      STOCKHOLDERS
- ----------------------------------------------------------------------------------------------------
Per Share...................         $                $                 $                 $
- ----------------------------------------------------------------------------------------------------
Total(3)....................         $                $                 $                 $
- ----------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting certain offering and related expenses payable by the Company, estimated to be $840,000.

(3) The Company and the Selling Stockholders have granted the Underwriters a 30-day option to purchase, on a pro rata basis, up to an additional 360,000 shares and 720,000 shares, respectively, to cover over-allotments, if any. If such option is exercised in full, the Total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Stockholders will be $          , $          , $          and $          ,
    respectively. See "Underwriting".

                         ------------------------------

     The shares of Common Stock are offered severally by the Underwriters named herein, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167 on or
about             , 1996.
                         ------------------------------

BEAR, STEARNS & CO. INC.     DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION

               THE DATE OF THIS PROSPECTUS IS             , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

     The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and quarterly reports containing unaudited summary consolidated financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY


     Vitaquest International Inc. (the "Company" or "Vitaquest") was incorporated on April 16, 1996 and is the successor by merger to Garden State Nutritionals, Inc., Windmill Marketing Services, Inc. and Cel-Mark International, Inc. (collectively the "Predecessor Companies"). The following summary is qualified in its entirety by the more detailed information and consolidated financial statements (including the Notes thereto) appearing elsewhere in this Prospectus. Unless otherwise noted, the information contained in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option and reflects the completion of the merger referred to above and of a 95.67808219-for-1 stock dividend prior to the date hereof. Unless the context indicates otherwise, references in this Prospectus to the "Company" or "Vitaquest" mean Vitaquest International Inc., its subsidiary and the Predecessor Companies. In 1993, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected to be treated as S corporations for Federal income tax purposes and, accordingly, to change their fiscal year end from August 31, to December 31. The financial information presented herein relates to the three month periods ended March 31, 1996 and 1995, the fiscal years ended December 31, 1995 and 1994 ("Fiscal 1995" and "Fiscal 1994", respectively), the fiscal years ended August 31, 1993, 1992 and 1991 ("Fiscal 1993", "Fiscal 1992" and "Fiscal 1991", respectively) and the four month period ended December 31, 1993.


                                  THE COMPANY


     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements, as well as specialty nutritional systems. Specialty nutritional systems include weight loss and sports nutrition kits containing groups of vitamins and nutritional supplements with instructions for use. The Company focuses on adding value for its customers through innovative product development and brand creation. In the first quarter of 1996, the Company manufactured in excess of 1,500 products and marketed in excess of 2,500 products (i) to over 100 marketers of vitamins, nutritional supplements and specialty nutritional systems who sell to their customers through many different channels of distribution, (ii) to various companies who reach their customers and sell their products through electronic media (such as the Home Shopping Network) and (iii) under its own brand names to over 3,000 independent pharmacies, as well as drug store, supermarket and discount department store chains and to health food stores (such as GNC, which has over 2,000 stores). In Fiscal 1995 and in the first quarter of 1996, more than 50% of the Company's net sales resulted from products which were custom developed by the Company. As a custom developer, the Company formulates and manufactures products designed to meet the needs of individual customers. In addition, the Company assists a significant number of these customers with value added services, such as product development, brand creation, package design and marketing support services. The Company believes that these services add value for its customers by assisting customers in developing product lines for their marketing concepts and by making available to such customers the Company's technical and marketing experience and knowledge. These services are considered by the Company to be key components of its strategy to attract customers in the direct marketing and electronic media distribution channels, which accounted for approximately 35% of the Company's net sales in Fiscal 1995 and in the first quarter of 1996.



     The Company operates its business in three divisions: the Garden State Nutritionals division, the Celebrity Marketing division and the Windmill Marketing division.



THE GARDEN STATE NUTRITIONALS DIVISION



     The Garden State Nutritionals division ("Garden State Nutritionals") manufactures and packages vitamins and nutritional supplements for distribution by the Company's customers as well as by the Celebrity Marketing and Windmill Marketing divisions. The Company believes that Garden State Nutritionals differentiates itself from many of its competitors by providing value added services to its customers. In addition to product development, brand creation, package design and marketing support services, these services include initial market research, as well as technical and compliance support. For direct selling companies, Garden State Nutritionals also provides various consulting services such as assistance in product presentations by Garden State Nutritionals sales and marketing executives to the selling representatives of these companies.



     In Fiscal 1995, Garden State Nutritionals produced several thousand custom formulations of vitamins and nutritional supplements for over 100 companies in more than 25 countries. Garden State Nutritionals' customers sell such products through a variety of distribution channels including independent pharmacies, discount department and health food stores, electronic media, direct selling and direct response. Garden State Nutritionals' customers are primarily branded vitamin companies (such as GT Merchandising & Licensing Corp., a marketer of Richard Simmons endorsed products), direct selling companies (such as Avon (Malaysia) and BeautiControl), health food retailers (such as Hi-Health Supermarket Corp.), specialty retailers (such as Allison Andrews Corporation d/b/a Vitamin Health Centers) and direct response including mail order companies (such as Montgomery Ward Enterprises Inc.). In Fiscal 1995 and in the first quarter of 1996, less than 5% of this division's sales were to retailers for sale under their private label. Net sales in this division were $39.6 million in Fiscal 1995 and $10.3 million in the first quarter of 1996, representing 65.4% and 57.0% of the Company's aggregate net sales, respectively.


THE CELEBRITY MARKETING DIVISION


     The Celebrity Marketing division ("Celebrity Marketing") develops and markets custom nutrition and health related products for sale by its customers through various forms of electronic media, including television home shopping networks and infomercials, as well as other direct response media, using endorsements of celebrities and health and nutrition authorities. In addition to product development, brand creation, package design and marketing support services, value added services offered by Celebrity Marketing to its customers include training and supervision of celebrities and health and nutrition authorities, promotional and merchandising assistance, and technical and compliance support. In Fiscal 1995 and in the first quarter of 1996, most of this division's products were manufactured by Garden State Nutritionals. The principal customers of the Celebrity Marketing division are the Home Shopping Network, Frankie Avalon Products, Value Vision and Telebrands. Over the past three years this division has experienced substantial sales growth of products marketed through electronic media (such as the Home Shopping Network). Net sales in this division were $9.6 million in Fiscal 1995 and $4.1 million in the first quarter of 1996, representing 15.8% and 23.1% of the Company's aggregate net sales, respectively.


THE WINDMILL MARKETING DIVISION


     The Windmill Marketing division ("Windmill Marketing") primarily sells the Company's own branded products such as Windmill(R) and Foods Plus(R) products to over 3,000 independent pharmacies generally located in the Northeast, Southeast, Mid-Atlantic and Midwest regions of the United States. The Company expanded Windmill Marketing's target market in Fiscal 1994 by introducing branded specialty nutritional supplements to drug store and supermarket chains including Walgreens, Osco, Revco and Pathmark, as well as to health food stores including GNC. These new products include Hi-Ener-G(TM), a ginseng based energy enhancing product, Citri-Life(TM), a weight loss nutritional supplement, and Super Juice(TM), a phyto-nutrient product derived from fruits and vegetables. The Windmill Marketing division distributes over 500 branded products including a full line of multi- and single vitamins and nutritional supplements, as well as function-specific products. As part of its strategy, this division has targeted specialty nutrition markets through sales of its herbal formulations and weight management products. For example, the Windmill Marketing division recently launched a new line of specialty weight management products called Diet Works(TM) to be sold through GNC, other health food stores and independent pharmacies. This line includes products marketed under the Company's Lipo-Stat(TM), ZeroFat(TM) and Seven Day Cleansing Diet(TM) trademarks. Net sales in this division were $11.4 million in Fiscal 1995 and $3.6 million in the first quarter of 1996, representing 18.8% and 19.9% of the Company's aggregate net sales, respectively.



     The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. According to a 1994 survey conducted by Packaged Facts, an independent consumer market research firm (the "Packaged Facts Survey"), estimated retail sales of vitamins, minerals and other nutritional supplements has grown at a compounded annual rate of greater than 12% from $3.3 billion in 1991 to

$4.6 billion in 1994. The Company believes several factors account for the growth of the vitamin and nutritional supplements market, including increasing interest by many individuals in taking better care of themselves, increased consumer awareness of the health benefits of vitamins and nutritional supplements, emphasis on the promotion of preventative care strategies by health officials to address rising health care costs and favorable demographic trends toward older Americans who are more likely to consume vitamins and mineral supplements. In addition, over the past several years, a number of successful targeted nutritional products and systems have been introduced, including function specific products for weight loss, sports nutrition, menopause, energy and mental function. These products and systems use a number of innovative nutritional ingredients, such as ginseng, ginkgo biloba and chromium picolinate.


     The Company's aggregate net sales and operating earnings have grown from $26.9 million and $2.9 million in Fiscal 1991 to $60.6 million and $12.6 million in Fiscal 1995, resulting in compounded annual growth rates of 20.6% and 40.4%, respectively.

     The Company's strategy for growth incorporates the following key aspects:
(i) targeting profitable growth across several channels of distribution; (ii) broadening its product line and expanding value added services; (iii) maintaining technologically advanced manufacturing facilities; (iv) leveraging its product line across a diverse customer base; and (v) making strategic acquisitions. The Company has no current arrangements or agreements with respect to any particular acquisition. The Company believes that its experienced management group, including four of its most senior operations executives who have an average of 20 years of experience in the vitamin and nutritional supplements industry, will continue to be instrumental in implementing the Company's growth strategy.


     Prior to the merger of the Predecessor Companies with and into the Company, Windmill Marketing Services, Inc., Garden State Nutritionals, Inc. and Cel-Mark International Inc. had been in business since 1977, 1979 and 1990 respectively. Immediately prior to the merger, the Predecessor Companies were under the common control of the Selling Stockholders. The Company's principal executive offices are located at 100 Lehigh Drive, Fairfield, New Jersey 07004, and its telephone number is (201) 575-9200.


                                  THE OFFERING


Common Stock offered
  By the Company..........................  2,400,000 shares
  By the Selling Stockholders.............  4,800,000 shares
     Total................................  7,200,000 shares
Common Stock outstanding after the          16,566,000 shares(1)
  Offering................................
Use of proceeds...........................  To fund capital expenditures associated with the build-out of the Company's new production,
                                            distribution and office facility, to purchase
                                            certain machinery and equipment and for general
                                            corporate purposes. A substantial portion of the
                                            net proceeds may be used by the Company for
                                            strategic acquisitions. See "Use of Proceeds" and
                                            "Management's Discussion and Analysis of
                                            Financial Condition and Results of Operations --
                                            Liquidity and Capital Resources".
Nasdaq National Market symbol.............  VITQ


- ---------------

(1) Excludes 1,300,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, of which 615,000 shares are subject to options issued as of the date hereof, exercisable at the initial public offering price per share. See "Management -- 1996 Stock Option Plan". Includes 51,000 shares of Common Stock issued by the Company to certain employees prior to the date of this Offering. See
    "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".

                      SUMMARY CONSOLIDATED FINANCIAL DATA


     The following table sets forth summary consolidated financial data for the Company for Fiscal 1993, the four month period ended December 31, 1993, Fiscal 1994, Fiscal 1995 and the three month periods ended March 31, 1995 and 1996 and at December 31, 1995 and March 31, 1996. Such data should be read in conjunction with the "Selected Consolidated Financial Data" and the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus. Results for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the related full fiscal year.



                               FISCAL YEAR   FOUR MONTHS     FISCAL YEAR ENDED     THREE MONTHS ENDED
                                  ENDED         ENDED          DECEMBER 31,             MARCH 31,
                               AUGUST 31,    DECEMBER 31,   -------------------   ---------------------
                                  1993           1993        1994       1995        1995        1996
                               -----------   ------------   -------   ---------   ---------   ---------
                                            (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Net sales.....................   $35,584        $13,617     $50,192     $60,633     $14,365     $18,028
Costs of goods sold...........    20,525          7,675      27,392      31,728       7,759       8,973
                                 -------        -------     -------     -------
  Gross profit................    15,059          5,942      22,800      28,905       6,606       9,055
Selling, general and
  administrative expenses.....    11,465          4,070      13,992      16,343       3,712       4,160
                                 -------        -------     -------     -------
  Operating earnings..........     3,594          1,872       8,808      12,562       2,894       4,895
Other income (expense)........        64            (62)        134          83           6         (40)
                                 -------        -------     -------     -------
  Earnings before income
     taxes....................     3,658          1,810       8,942      12,645       2,900       4,855
Income taxes..................     1,575            180         268         224          82         123
                                 -------        -------     -------     -------
  Net earnings................   $ 2,083        $ 1,630     $ 8,674     $12,421     $ 2,818     $ 4,732
                                 =======        =======     =======     =======
PRO FORMA DATA
  Historical earnings before
     income taxes.............                                          $12,645     $ 2,900     $ 4,855
  Compensation
     differential(1)..........                                            1,791         308          --
  Income taxes(2).............                                           (5,926)     (1,317)     (1,996)
                                                                        -------
          Net earnings........                                          $ 8,510     $ 1,891     $ 2,859
                                                                        =======     =======     =======
  Net earnings per share(3)...                                          $   .58     $   .13     $   .20
                                                                        =======     =======     =======
  Weighted averaged number of
     common shares
     outstanding..............                                       14,618,209  14,618,209  14,618,209
                                                                     ==========  ==========  ==========



                                           DECEMBER 31, 1995                 MARCH 31, 1996
                                           -----------------     ---------------------------------------
                                                ACTUAL           ACTUAL    PRO FORMA(4)   AS ADJUSTED(5)
                                                                 -------   ------------   --------------
BALANCE SHEET DATA
Working capital...........................      $12,740          $13,395     $  9,762        $ 44,862
Total assets..............................       28,454           28,928       25,328          60,428
Long-term debt............................        8,960            8,667        8,667           8,667
Stockholders' equity......................       10,411           12,138        8,505          43,605


- ---------------

(1) The Company has entered into employment agreements with Messrs. Edward and Keith Frankel which provide that their salaries will be $500,000 each in 1996. Had those agreements been in place in Fiscal 1995, the Company would have paid $1.8 million less in compensation in Fiscal 1995 and $308,000 less in compensation in the three months ended March 31, 1995. Aggregate compensation to Messrs. Edward and Keith Frankel in Fiscal 1993 and 1994 was $2.5 million and $2.8 million greater than the aggregate salary payable to these executives pursuant to such agreements in 1996. Such agreements provide that beginning in 1997 the base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index and that the Compensation Committee may determine to award bonuses to such executives on the basis of operating results. See "Management -- Employment Agreements".



(2) For the four month period ended December 31, 1993, Fiscal 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, the Predecessor Companies were S corporations for Federal income tax purposes and, accordingly, were not subject to Federal income taxes. The Predecessor Companies were subject to Federal income taxes in Fiscal 1993, 1992 and 1991. For the four month period ended December 31, 1993, Fiscal 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc., and for Fiscal 1995 and the three month periods ended March 31, 1995 and 1996, Cel-Mark International, Inc., were S corporations for state income tax purposes. The pro forma data have been presented as if the Company were subject to corporate income taxes for Fiscal 1995 and the three month periods ended March 31, 1995 and 1996, based on the tax laws in effect during such periods. See Note A of Notes to Consolidated Financial Statements.



(3) Earnings per share reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering, as well as 452,209 shares deemed to be outstanding. Shares deemed outstanding represent the approximate number of shares deemed to be sold by the Company (at an assumed initial public offering price of $16.00 per share) to fund the estimated distributions to stockholders in excess of net earnings during the twelve month period ending June 30, 1996. See "S Corporation Distributions" and "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".



(4) The Company's presentation of unaudited pro forma balance sheet data at March 31, 1996 reflects the effect of a $3.7 million S corporation distribution to the stockholders at such date of all previously undistributed S corporation earnings as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to March 31, 1996 and reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering. In connection with the issuance of shares to such employees, the Company will recognize aggregate deferred compensation expense of $765,000 which will be amortized over five years beginning in fiscal 1997. All earnings of the Company and the Predecessor Companies from April 1, 1996 to a date prior to the date of this Offering, up to $5.0 million, will be distributed to those persons who were stockholders of the Company and the Predecessor Companies at such date. See "S Corporation Distributions",
    "Management -- Non-Competition, Confidentiality and other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements.


(5) Adjusted to give effect to this Offering and the application of the net proceeds therefrom and to the pro forma adjustments described in footnote
    (4) above. See "Use of Proceeds".

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the following risk factors, in addition to the other information in this Prospectus, before making an investment in the Common Stock.


RECENT GOVERNMENT ACTION AND ADVERSE PUBLICITY REGARDING CERTAIN PRODUCTS CONTAINING EPHEDRINE



     The Company manufactures for certain of its contract manufacturing customers products containing a Chinese herb known as "ma huang," a natural source of ephedrine, a stimulant. Such products accounted for 10.2% of the Company's net sales in Fiscal 1995 and 7.6% of the Company's net sales in the first quarter of 1996, including one product which accounted for 6.2% and 3.2% of the Company's net sales in such periods, respectively. Ephedrine and ma huang have been the subject of recent adverse publicity in the United States. The death of a Long Island college student on March 6, 1996, reportedly from over-ingestion of an ephedrine-containing dietary supplement received significant press coverage. On April 10, 1996, the Food and Drug Administration ("FDA") issued a statement warning consumers not to purchase or ingest dietary supplements containing natural sources of ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy, because these products pose significant adverse health risks -- dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. Some products manufactured by the Company are marketed by its customers to increase energy and therefore are the subject of the FDA warning. The sale of one of the products manufactured by the Company containing ma huang and marketed by one of its customers as a product to increase energy has been banned in the State of Florida. Sales of such products have also been prohibited in Nassau County, New York. In addition, some states have regulated or are considering regulating ephedrine-containing products as controlled substances or prohibiting the sale of such products by persons other than licensed pharmacists.



     There can be no assurance that products manufactured by the Company containing ma huang will not be banned in other jurisdictions or that ma huang will not become subject to further regulation, which could require the reformulation of the Company's ma huang-containing products and their relabeling. While the Company believes that the products it manufactures that contain ma huang could be reformulated and relabeled if required, there can be no assurance in that regard, or that either reformulation or relabeling would not have a material adverse effect on the Company. There also can be no assurance that the Company will not be subject to private civil actions with respect to products that contain ma huang. The loss by the Company of revenues generated by products containing ma huang, if not replaced by other revenues, could have a material adverse effect on the Company. See "Business -- Government Regulation".


IMPORTANCE OF KEY PERSONNEL


     The Company believes that its continued success depends to a significant extent on the management, marketing and other skills of Messrs. Edward and Keith Frankel, as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of the Company. While the Company considers the compensation and other benefits offered to its key employees and skilled personnel to be attractive, there is no assurance that the Company will be able to continue to hire and retain personnel of high business, product development and marketing abilities. Although the Company has entered into employment agreements with Messrs. Edward and Keith Frankel, the loss or unavailability of the services of either of such executives could have a material adverse effect on the Company and could result in acceleration of certain borrowings of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Management".


LACK OF DIVERSIFICATION; FLUCTUATIONS IN CUSTOMER AND CONSUMER DEMAND


     The Company's operations are limited primarily to the manufacturing and marketing of vitamins and nutritional supplements and the Company is, therefore, subject to economic fluctuations within such industry. The Company's products are subject to fluctuating demand for different vitamins, nutritional supplements and specialty nutritional systems, which may vary significantly from time to time, in particular as a result of changing consumer tastes and positive or negative publicity about products.



     Demand from the Company's customers who resell its products, such as independent pharmacies, is also subject to fluctuations from time to time. In addition, contracts pursuant to which the Company manufactures products for customers, some of whom the Company assists to formulate and market products, are generally not long term and such customers may seek other companies to manufacture such products. In addition, such contract customers may reduce their demand for the Company's products as a result of negative developments in their own businesses from time to time. A significant drop in customer demand for its products could have a material adverse effect on the Company.



     A significant portion of the revenues of the Company is derived from sales to direct selling companies. The direct selling industry is highly volatile as a result of factors such as changing consumer demand, regulatory scrutiny and the ability to attract, retain and motivate capable sales representatives. Because of this volatility, such companies may purchase significant quantities of product during one fiscal period and greatly reduced quantities or none of such product in subsequent fiscal periods. Therefore, the Company's success is dependent upon adding new customers for its products or increasing orders from existing customers to supplement or replace reduced purchases from such direct selling companies from time to time and failure of the Company to do so could have a material adverse effect on the Company. See "Business -- Customers".


GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more governmental agencies, the most active of which is the FDA, which regulates the Company's products under the Federal Food, Drug, and Cosmetic Act (the "FDCA") and regulations promulgated by the FDA to implement this statute. The Company's products are also subject to regulation by the Federal Trade Commission (the "FTC"), the Consumer Products Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDCA has been amended several times with respect to dietary supplements, most recently by the Nutrition Labeling and Education Act of 1990 (the "NLEA") and the Dietary Supplement Health and Education Act of 1994 (the "DSHEA").


     Application of these laws and regulations may result in certain of the Company's products being regulated as food additives and subject to FDA approval prior to marketing. In addition, statements of nutritional support by the Company that are determined by the FDA to constitute drug claims could require costly and time consuming clinical studies. Presently proposed FDA labeling regulations and good manufacturing practices regulations to be promulgated by the FDA will require expenditures of an undetermined amount in order to comply.



     The Garden State Nutritionals division manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Garden State Nutritionals division's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company.


     The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Recent Legislation" and "-- Government Regulation".



POTENTIAL EFFECT OF NEGATIVE PUBLICITY


     The Company believes the nutritional supplement market has benefitted from national media attention in medical journals, magazines, newspapers and television programs regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. There can be no assurance that future scientific research or publicity will not be unfavorable to the nutritional supplement market or any particular product, or inconsistent with earlier research or publicity. Future reports of research which are perceived as less favorable or which question such earlier research could have a material adverse effect on the Company.


ABSENCE OF CLINICAL STUDIES


     The Company does not conduct or sponsor clinical studies on its products. The Company's products consist of vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as recommended. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies (which may not adhere to the same quality standards as the Company), the Company could be adversely affected in the event it is proved or asserted that any of the Company's products or any similar products distributed by other companies are harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Company's products as recommended or other misuse or abuse of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company.

COMPETITION

     The vitamin, nutritional supplement and specialty nutritional systems industry is highly competitive. Numerous companies compete with the Company in the manufacturing, distribution and sales of its products. Certain of the Company's competitors, including large pharmaceutical companies, have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. Competition from such companies could have a material adverse effect on the Company. See "Business -- Competition".

PRODUCT LIABILITY


     Because the Company manufactures products designed to be ingested, it faces the risk that materials used or the final products may be contaminated with substances that may cause sickness or other injury to persons who have used the products or that may otherwise be defective. Although the Company maintains production and operating standards designed to prevent such events, certain portions of the process of product development, including the production, harvesting, storage and transportation of raw materials, along with the handling, transportation and storage of finished products delivered to end users, are not within the control of the Company. Furthermore, sickness or injury to persons may occur if products manufactured by the Company are ingested in dosage amounts which exceed the dosage recommended on the product label. The Company cannot control misuse of its products by consumers or the marketing, distribution and resale of its products by its customers. The Company currently maintains product liability insurance policies which it believes are adequate. However, there can be no assurance that such insurance will continue to be available, or if available, will be adequate to cover potential liabilities. The Company generally does not obtain contractual indemnification from parties supplying raw materials or marketing its products and, in any event, any such indemnification is limited by its terms and, as a practical matter, the creditworthiness of the indemnifying party. In the event that the Company does not have adequate insurance or contractual indemnification, product liabilities relating to defective products could have a material adverse effect on the Company. See "Business -- Legal Proceedings" and "-- Product Liability Insurance".

BROAD DISCRETION IN APPLICATION OF PROCEEDS; UNIDENTIFIED STRATEGIC ACQUISITION CANDIDATES


     A substantial portion of the net proceeds of this Offering will be used for general corporate purposes and, accordingly, the Company will have broad discretion as to the application of such proceeds. Although the Company has determined that a substantial portion of the net proceeds of this Offering may be used for strategic acquisitions of complementary or related lines of business, it has not identified any particular acquisition candidates. Prospective investors will therefore be dependent on the ability of the Company to identify appropriate acquisition candidates and to allocate and use a substantial portion of the net proceeds of this Offering. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".


CONTROL BY MANAGEMENT


     After completion of the Offering, Messrs. Edward and Keith Frankel, the Chairman of the Board and Chief Executive Officer of the Company, respectively, will own or control 55.9% of the outstanding Common Stock (50.5% if the Underwriters' over-allotment option is exercised in full). Such stockholders, if acting together, could elect all of the members of the Company's Board of Directors and, therefore, exert significant influence on the affairs and management of the Company. In addition, such stockholders, if acting together, would also have significant voting power in approval of actions requiring stockholder approval and significant influence with respect to any decision regarding a change in ownership of the Company. Such concentration of the ownership of Common Stock may therefore have the effect of delaying, deferring or preventing a change in control of the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock".



NO LONG TERM CONTRACTS FOR SUPPLY OF RAW MATERIALS


     The Company obtains all of its raw materials for the manufacture of its products from other sources. The Company does not have contracts with any entities or persons committing such suppliers to provide the materials required for the production of its products. There can be no assurance that suppliers will provide the raw materials needed by the Company in the quantities requested or at a price the Company is willing to pay. Of the 20 items most heavily used by the Company, the Company believes that only natural vitamin E and beta carotene have had unusual price fluctuations during the last three years, as a result of short supply or increases in demand. Since the Company does not control the actual production of these raw materials, it is also subject to delays caused by interruption in production of materials based on conditions not wholly within its control. Such conditions include job actions or strikes by employees of suppliers, weather, crop conditions, transportation capacity, and interruptions and natural disasters or other catastrophic events. The Company also has historically obtained a significant amount of its raw materials through brokers dealing with companies overseas. Accordingly, the Company is subject to potential fluctuations in price in connection with changes in the value of the dollar and foreign currencies, as well as changes in international trade regulations and military disruptions. The Company believes that other suppliers for the raw materials would be available if necessary. However, the inability of the Company to obtain adequate supplies of raw materials for its products at favorable prices, or at all, as a result of any of the foregoing factors or otherwise could have a material adverse effect on the Company. See
"Business -- Raw Materials".

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local laws, rules, regulations and policies relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances and wastes. While the Company believes that it is currently in material compliance with those laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations thereof or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company.

DEPENDENCE ON THIRD PARTIES FOR DISTRIBUTION AND DELIVERY OF PRODUCTS


     Except with respect to local deliveries, the Company does not own or operate its own transportation or distribution network or equipment. It must, therefore, rely upon common commercial carriers to deliver its products to its non-local customers. Since the Company does not maintain or control this segment of its distribution and delivery, it is subject to delays caused by interruption of service. Such conditions include job actions or strikes by employees of transportation carriers, inclement weather, mechanical failures and natural disasters or other catastrophic events. The Company believes that other common carriers will be available if it becomes necessary to rely upon carriers other than those currently used by the Company.

ABSENCE OF DIVIDENDS

     Except for certain distributions declared prior to this Offering, the Company does not anticipate that it will pay any cash or other dividends on its Common Stock in the foreseeable future. See "Dividend Policy" and "S Corporation Distributions".


ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS


     The Company's Certificate of Incorporation and By-laws provide that the Company's Board of Directors (the "Board of Directors") shall be classified, restrict the ability of stockholders to call special meetings or take stockholder action by written consent and include advance notice requirements for stockholder proposals and nominations as well as special voting requirements for the amendment of the Company's Certificate of Incorporation and By-laws. These provisions could delay or hinder the removal of incumbent directors and could discourage or make more difficult a proposed merger, tender offer or proxy contest involving the Company. The Company is subject to provisions of Delaware corporate law that restrict the Company from engaging in certain business combinations with a person who, together with affiliates and associates, owns 15% or more of the Company's common stock (an "Interested Stockholder") for three years after the person became an Interested Stockholder, unless certain conditions are met or the business combination is approved by the Company's Board of Directors and/or its stockholders in a prescribed manner. These provisions also could discourage or make more difficult a merger, tender offer or other similar transactions.

     The Certificate of Incorporation of the Company authorizes the issuance of a maximum of 5,000,000 shares of Preferred Stock, par value $.01 per share, which may be issued in the future without stockholder approval and upon such terms and conditions, and with such rights, privileges and preferences, as the Board of Directors may determine in the exercise of its business judgment. The rights of the holders of Common Stock will be subject to, and may be adversely affected by any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, could have the effect of discouraging, or making more difficult, a third party's acquisition of a majority of the Company's outstanding voting stock. The Company has no present plans to issue any shares of preferred stock. See "Description of Capital Stock".

NO PRIOR PUBLIC MARKET


     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price of the Common Stock has been determined solely by negotiations among the Company and representatives of the Underwriters based on several factors. See "Underwriting" for a description of the factors considered in determining the initial public offering price. There can be no assurance that an active trading market will develop for the Common Stock or, if developed, that such market will be sustained. The market price for shares of the Common Stock may be significantly affected by such factors as quarter-to-quarter variations in the Company's results of operations, new announcements or changes in general market conditions. See "Underwriting".


SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock. Upon the closing of this Offering, there will be 16,566,000 shares of Common

Stock outstanding. The 7,200,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144 promulgated under the Securities Act ("Rule 144"), which shares will be subject to the resale limitations of Rule 144. Of the shares outstanding upon the closing of the Offering, 9,366,000 will be deemed "restricted securities" under Rule 144 and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Of such restricted securities, 9,315,000 shares are currently eligible for sale under Rule 144, subject to certain volume and other limitations, and 51,000 shares will be eligible for sale under Rule 701(c) promulgated under the Securities Act 90 days after the date of this Offering, subject to certain limitations relating to the manner of sale of those shares.

     No prediction can be made as to the effect, if any, that future sales, or the availability of Common Stock for future sales, will have on the market price of the Common Stock from time to time. Sales of substantial amounts of Common Stock by the Company or by stockholders who hold restricted securities, or the perception that such sales may occur, could adversely affect market prices for the Common Stock. See "Shares Eligible for Future Sale".

DILUTION


     Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of $13.41 from the assumed initial public offering price of $16.00 per share for the Common Stock purchased in this Offering. See "Dilution".


                                USE OF PROCEEDS


     The net proceeds after expenses to the Company from this Offering are estimated to be $35.1 million ($39.9 million if the Underwriters' over-allotment is exercised in full). The Company has no current specific plan for a significant portion of such net proceeds. However, as a result of the Offering, the Company, which is part of a currently fragmented industry, expects to have certain funds available for potential acquisitions and to be afforded access to previously unavailable capital markets in connection with future acquisitions. In addition, as a public company, the Company will be able to provide its employees who receive incentive stock options for shares of Common Stock pursuant to its 1996 Stock Option Plan the opportunity to sell such shares in the public market subject to the filing and effectiveness of an appropriate registration statement. See "Management-1996 Stock Option Plan", "Business -- Competition" and "Shares Eligible For Future Sale".



     Approximately $3.0 million of the estimated net proceeds will be used to pay for the capital expenditures associated with the build-out of the Company's new 140,000 square foot production, distribution and office facility located in West Caldwell, New Jersey. In addition, the Company intends to expand the dosage forms in which it manufactures products to include forms such as effervescent and powdered vitamins and nutritional supplements. The Company may use approximately $2.0 million of the net proceeds of this Offering to purchase equipment primarily for manufacturing these new dosage forms. See "Business -- Manufacturing and Production" and "-- Properties".



     The Company anticipates that up to approximately $25 million of the net proceeds may be used by the Company for strategic acquisitions of complementary or related product lines and businesses. Acquisition opportunities will be evaluated based on strategic fit, anticipated return on capital invested and the ability of the Company to improve the profitability of the acquired operations through cost reduction and other synergies with existing operations. The Company has no current arrangements or agreements with respect to any particular acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".



     The Company intends to use the balance of the net proceeds for general corporate purposes and to deposit the balance in an account of a wholly-owned subsidiary to be formed after the Company's S corporation status terminates. Pending such uses, the net proceeds will be invested in short-term, investment-grade, interest-bearing securities.



     The Company will not receive any of the proceeds from the sale by the Selling Stockholders of 4,800,000 shares of Common Stock in this Offering, or the additional shares of Common Stock to be sold by the Selling

Stockholders, up to an additional 720,000 shares of Common Stock, if the Underwriters' over-allotment option is exercised.


                                DIVIDEND POLICY

     Except for certain dividends paid by the Company prior to becoming an S corporation and certain distributions made and to be made of earnings after becoming an S corporation and prior to the date of this Offering, the Company has not paid any cash or other dividends on the Common Stock. The Company presently intends to retain its earnings after the date of this Offering to finance the development of its business for the foreseeable future. Any future determination to pay dividends will be made by the Board of Directors in light of the Company's earnings, financial position, capital requirements, business strategies, credit agreements and such other factors as the Board of Directors deems relevant at such time. See "S Corporation Distributions".

                          S CORPORATION DISTRIBUTIONS


     Cel-Mark International, Inc. elected to be treated as an S corporation for Federal income tax purposes for the period which began on March 29, 1990 and for state income tax purposes for the period which began on January 1, 1995. Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected to be treated as S corporations for Federal and state income tax purposes for the period which began on September 1, 1993. The Company elected to be an S corporation shortly following its organization. As a result, the Company and the Predecessor Companies, from the effective date of their elections until shortly prior to the date of this Offering were not required to pay Federal or state income tax on their income during such period, but such income was subject to Federal and state taxation directly at the stockholder level. As S corporations, the Predecessor Companies' practice had been to distribute to stockholders amounts sufficient to allow the stockholders to pay taxes on their proportional share of the Predecessor Companies' taxable income as well as a portion of undistributed earnings in excess thereof. The amount of $4.9 million was distributed to the stockholders of the Predecessor Companies in Fiscal 1994 in respect of earnings of the Predecessor Companies during the four month period ended December 31, 1993 and a portion of Fiscal 1994 earnings. Earnings in excess of those amounts had been retained by the Predecessor Companies for use as working capital during Fiscal 1994. In Fiscal 1995, the Predecessor Companies distributed $14.7 million, representing previously undistributed earnings in respect of Fiscal 1994 and a portion of Fiscal 1995 earnings. At December 31, 1995, a distribution of $1.3 million of Fiscal 1995 earnings had been declared but not distributed and was recorded as a current liability on the balance sheet of the Company. A portion of such Fiscal 1995 distribution was financed by a $7.0 million term loan agreement entered into in 1995 by the Predecessor Companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".



     As of March 31, 1996 the Predecessor Companies had undistributed S corporation earnings of $7.9 million, all of which has since been distributed to those persons who were stockholders of the Predecessor Companies as of such date. Included in this distribution were marketable securities, valued at market value at the date of distribution, transferred to such stockholders in satisfaction of $1.3 million of undistributed S corporation earnings. At March 31, 1996, a distribution of $994,000 of such earnings had been declared but not yet distributed and was recorded as a current liability on the balance sheet of the Company. All earnings of the Company and the Predecessor Companies from April 1, 1996 to a date prior to the date of this Offering, up to $5 million, will be distributed in cash and pursuant to the Company's promissory notes to those persons who were stockholders of the Company and the Predecessor Companies at such date. The cash payments will be made prior to the date of this Offering to the extent that the Company has sufficient cash. The Company's promissory notes provide for 36 equal monthly payments with interest at Chase Manhattan Bank's prime rate on the date of issuance. Beginning shortly prior to the date of this Offering the Company will no longer be treated as an S corporation and will be subject to Federal and state income taxes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".


     Purchasers of Common Stock in this Offering will not receive any portion of the S corporation distributions described in the preceding paragraphs.

                                    DILUTION


     At March 31, 1996, the Company had a net tangible book value of $11.5 million (or $0.81 per share). "Net tangible book value" per share of Common Stock represents the total tangible assets of the Company less total liabilities, divided by the number of shares of Common Stock outstanding (14,115,000 at March 31, 1996).



     The pro forma net tangible book value of the Company at March 31, 1996, was approximately $7.8 million, or $0.55 per share of Common Stock. "Pro forma net tangible book value" per share (i) reflects the effect on historical retained earnings of an S corporation distribution to the then stockholders of all previously undistributed S corporation earnings, as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to March 31, 1996, (ii) reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering, and (iii) does not give effect to the receipt of any proceeds from this Offering. See "S Corporation Distributions," "Management -- Non-Competition, Confidentiality and Other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements. After giving effect to the sale by the Company of 2,400,000 shares of Common Stock offered hereby (after deducting the estimated underwriting discounts and commissions and offering expenses) at an assumed initial public offering price of $16.00 per share, the pro forma net tangible book value of the Company at March 31, 1996 would have been $42.9 million, or $2.59 per share. This represents an immediate increase in pro forma net tangible book value of $2.04 per share to existing stockholders and an immediate dilution of $13.41 per share to new investors. The following table illustrates this per share dilution:



    Assumed initial public offering price...............................            $16.00
         Pro forma net tangible book value before this Offering.........  $0.55
         Increase attributable to new investors.........................   2.04
                                                                          -----
    Pro forma net tangible book value after this Offering...............              2.59
                                                                                    ------
    Dilution to new investors...........................................            $13.41
                                                                                    ======



     The following table summarizes, on a pro forma basis as of March 31, 1996, the differences in the total consideration paid and the average price per share paid by stockholders of the Company immediately prior to this Offering and the new investors with respect to the 2,400,000 shares of Common Stock to be sold by the Company. The calculations in this table with respect to shares of Common Stock to be purchased by new investors in this Offering reflect an assumed initial public offering price of $16.00 per share:


                                               SHARES
                                            PURCHASED(1)          TOTAL CONSIDERATION      AVERAGE
                                       ----------------------     -------------------       PRICE
                                         NUMBER       PERCENT     AMOUNT      PERCENT     PER SHARE
                                       ----------     -------     -------     -------     ---------
                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
    Stockholders immediately prior to
      this Offering..................  14,166,000       85.5%     $    58        0.2%      $ 0.004
    New investors....................   2,400,000       14.5       38,400       98.8        16.000
                                       ----------     ------      -------     ------
              Total..................  16,566,000      100.0%     $38,458      100.0%
                                       ==========     ======      =======     ======

- ---------------
(1) Sales by the Selling Stockholders in this Offering will reduce the number of shares held by those persons who are stockholders of the Company immediately prior to this Offering to 9,366,000, or 56.5%, (8,646,000, or 51.1% if the
    Underwriters' over-allotment is exercised in full), and will increase the number of shares held by new investors to 7,200,000, or 43.5% (8,280,000, or 48.9%, if the Underwriters' over-allotment option is exercised in full), of the total number of shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders".


     The foregoing computations exclude 1,300,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, of which 615,000 shares of Common Stock are subject to options issued as of the date hereof, exercisable at the initial public offering price per share. See "Management -- 1996 Stock Option Plan".

                                 CAPITALIZATION


     The following table sets forth the consolidated capitalization of the Company at March 31, 1996, (i) on an actual basis, (ii) on a pro forma basis to reflect the effect of an S corporation distribution to the then stockholders of all previously undistributed S corporation earnings as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to March 31, 1996 and to reflect the effect of issuing 51,000 shares of Common Stock to certain employees shortly prior to this Offering (See "S Corporation Distributions," "Management -- Non-Competition, Confidentiality and Other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements), and (iii) on an as adjusted basis to reflect the sale of the 2,400,000 shares of Common Stock being offered by the Company hereby at an assumed initial public offering price of $16.00 per share and the application of the estimated net proceeds of $35.1 million. The table should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.



                                                                       MARCH 31, 1996
                                                          -----------------------------------------
                                                          ACTUAL      PRO FORMA(1)      AS ADJUSTED
                                                          -------     -------------     -----------
                                                                       (IN THOUSANDS)
Cash and cash equivalents...............................  $ 4,565        $   964          $36,064
                                                          =======        =======          =======
Total long-term debt(2).................................  $ 8,667        $ 8,667          $ 8,667
Stockholders' equity:
  Preferred stock; $.01 par value; 5,000,000 shares
     authorized, none issued and outstanding............       --             --               --
  Common stock; $.01 par value; 50,000,000 shares
     authorized; 14,115,000 shares issued and
     outstanding, actual; 14,166,000 shares issued and
     outstanding, pro forma; 16,566,000 shares issued
     and outstanding, as adjusted(3)....................      141            142              166
  Additional paid-in capital............................       --            815           35,891
  Retained earnings.....................................   11,997          8,313            8,313
  Unrealized gain on marketable securities..............       --             --               --
  Unearned compensation.................................       --           (765)            (765)
                                                          -------        -------          -------
     Total stockholders' equity.........................   12,138          8,505           43,605
                                                          -------        -------          -------
          Total capitalization..........................  $20,805        $17,172          $52,272
                                                          =======        =======          =======


- ---------------

(1) Does not reflect distributions of earnings of the Company and the Predecessor Companies from April 1, 1996 to a date prior to the date of this Offering, up to $5.0 million, to those persons who were stockholders of the Company and the Predecessor Companies at such date. See "S Corporation Distributions".


(2) For a description of the Company's long-term debt, see Note F of Notes to Consolidated Financial Statements.


(3) Excludes 1,300,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, of which 615,000 shares of Common Stock are subject to options issued as of the date hereof, exercisable at the initial public offering price per share. See "Management -- 1996 Stock Option Plan".

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The following selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The consolidated financial data set forth below at the end of and for Fiscal 1995 and 1994, the four months ended December 31, 1993 and Fiscal 1993 have been derived from financial statements audited by Grant Thornton LLP, independent certified public accountants. The consolidated financial data at the end of and for Fiscal 1992 and 1991 have been derived from financial statements audited by other certified public accountants. The consolidated financial data at the end of and for the three month periods ended March 31, 1995 and 1996 have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company, its unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operation for such periods. Results for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for the related full fiscal year.



                                       FISCAL YEAR ENDED        FOUR MONTHS     FISCAL YEAR ENDED         THREE MONTHS ENDED
                                          AUGUST 31,               ENDED           DECEMBER 31,               MARCH 31,
                                  ---------------------------   DECEMBER 31,   --------------------    ------------------------
                                   1991      1992      1993         1993        1994        1995          1995          1996
                                  -------   -------   -------   ------------   -------   ----------    ----------    ----------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Net sales.......................  $26,938   $28,835   $35,584      $13,617     $50,192      $60,633       $14,365       $18,028
Cost of goods sold..............   15,008    16,972    20,525        7,675      27,392       31,728         7,759         8,973
                                  -------   -------   -------      -------     -------      -------
  Gross profit..................   11,930    11,863    15,059        5,942      22,800       28,905         6,606         9,055
Selling, general and
  administrative expenses.......    9,040    10,014    11,465        4,070      13,992       16,343         3,712         4,160
                                  -------   -------   -------      -------     -------      -------
  Operating earnings............    2,890     1,849     3,594        1,872       8,808       12,562         2,894         4,895
Other income (expense)..........      196       384        64          (62)        134           83             6           (40)
                                  -------   -------   -------      -------     -------      -------
  Earnings before income
    taxes.......................    3,086     2,233     3,658        1,810       8,942       12,645         2,900         4,855
Income taxes....................    1,246       968     1,575          180         268          224            82           123
                                  -------   -------   -------      -------     -------      -------
  Net earnings..................  $ 1,840   $ 1,265   $ 2,083      $ 1,630     $ 8,674      $12,421       $ 2,818       $ 4,732
                                  =======   =======   =======      =======     =======      =======
PRO FORMA DATA
  Historical earnings before
    income taxes................                                                            $12,645       $ 2,900       $ 4,855
  Compensation
    differential(1).............                                                              1,791           308            --
  Income taxes(2)...............                                                             (5,926)       (1,317)       (1,996)
                                                                                            -------       -------       -------
    Net earnings................                                                            $ 8,510       $ 1,891       $ 2,859
                                                                                            =======       =======       =======
  Net earnings per share(3).....                                                            $   .58       $   .13       $   .20
                                                                                            =======       =======       =======
  Weighted average number of
    common shares outstanding...                                                         14,618,209    14,618,209    14,618,209
                                                                                         ==========    ==========    ==========



                                                                                                       MARCH 31, 1996
                                         AUGUST 31,                   DECEMBER 31,           ----------------------------------
                                 ---------------------------   ---------------------------                PRO           AS
                                  1991      1992      1993      1993      1994      1995     ACTUAL     FORMA(4)    ADJUSTED(5)
                                 -------   -------   -------   -------   -------   -------   -------  ------------  -----------
BALANCE SHEET DATA
Working capital................. $ 5,684   $ 6,419   $ 6,941   $ 7,896   $ 9,559   $12,740   $13,395    $  9,762      $44,862
Total assets....................  11,786    14,282    17,685    18,254    23,005    28,454    28,928      25,328       60,428
Long-term debt..................     296     1,851     2,793     2,620     2,321     8,960     8,667       8,667        8,667
Stockholders' equity............   6,812     7,210     8,891     9,860    13,052    10,411    12,138       8,505       43,605


- ---------------

(1) The Company has entered into employment agreements with Messrs. Edward and Keith Frankel which provide that their salaries will be $500,000 each in 1996. Had those agreements been in place in Fiscal 1995, the Company would have paid $1.8 million less in compensation in Fiscal 1995 and $308,000 less in compensation in the three months ended March 31, 1995. Aggregate compensation to Messrs. Edward and Keith Frankel in Fiscal 1993 and 1994 was $2.5 million and $2.8 million greater than the aggregate salary payable to these executives pursuant to such agreements in 1996. Such agreements provide that beginning in 1997 the base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index and that the Compensation Committee may determine to award bonuses to such executives on the basis of operating results. See "Management -- Employment Agreements".



(2) For the four month period ended December 31, 1993, Fiscal 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, the Predecessor Companies were S corporations for Federal income tax purposes and, accordingly, were not subject to Federal income taxes. The Predecessor Companies were subject to Federal income taxes in Fiscal 1993, 1992 and 1991. For the four month period ended December 31, 1993, Fiscal 1994 and 1995 and the three month periods ended March 31, 1995 and 1996, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc., and for Fiscal 1995 and the three month periods ended March 31, 1995 and 1996, Cel-Mark International, Inc., were S corporations for state income tax purposes. The pro forma data have been presented as if the Company were subject to corporate income taxes for Fiscal 1995 and the three month periods ended March 31, 1995 and 1996, based on the tax laws in effect during such periods. See Note A of Notes to Consolidated Financial Statements.



(3) Earnings per share reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering, as well as 452,209 shares deemed to be outstanding. Shares deemed outstanding represent the approximate number of shares deemed to be sold by the Company (at an assumed initial public offering price of $16.00 per share) to fund the estimated distributions to stockholders in excess of net earnings during the twelve month period ending June 30, 1996. See "S Corporation Distributions" and "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".



(4) The Company's presentation of unaudited pro forma balance sheet data at March 31, 1996 reflects the effect of a $3.7 million S corporation distribution to the stockholders at such date of all previously undistributed S corporation earnings as well as the recording of a deferred tax liability as if the S corporation status of the Company terminated immediately prior to March 31, 1996 and reflects the effect of issuing 51,000 shares of Common Stock to certain employees prior to this Offering. In connection with the issuance of shares to such employees, the Company will recognize aggregate deferred compensation expense of $765,000 which will be amortized over five years beginning in fiscal 1997. All earnings of the Company and the Predecessor Companies from April 1, 1996 to a date prior to the date of this Offering, up to $5.0 million, will be distributed to those persons who were stockholders of the Company and the Predecessor Companies at such date. See "S Corporation Distributions",
    "Management -- Non-Competition, Confidentiality and Other Employee Arrangements" and Notes A and M of Notes to Consolidated Financial Statements.


(5) Adjusted to give effect to this Offering and the application of the net proceeds therefrom and to the pro forma adjustments described in footnote
    (4) above. See "Use of Proceeds".

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the information contained in the Consolidated Financial Statements, including the related notes thereto, and the other financial information appearing elsewhere in this Prospectus. In 1993, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected to be treated as S corporations for Federal income tax purposes and changed their fiscal year end from August 31 to December 31. The financial information presented herein references the three months ended March 31, 1996 and 1995, the fiscal years ended December 31, 1995 and 1994 ("Fiscal 1995" and "Fiscal 1994", respectively), the fiscal year ended August 31, 1993 ("Fiscal 1993") and the four months ended December 31, 1993 ("1993 Fiscal Period").


OVERVIEW


  The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements, as well as specialty nutritional systems. The Company was incorporated on April 16, 1996 and is the successor by merger to the Predecessor Companies which will be operated as divisions of the Company. Although the Company has been treated as an S corporation, shortly prior to the date of this Offering, the Company will become a C corporation and, accordingly, will be fully subject to Federal and state income taxes. The table below illustrates the contribution to net sales of each of the Company's divisions.


                                                                                                                          THREE
                                                                                                                         MONTHS
                                                                                                                          ENDED
                                    FISCAL                  FOUR                  FISCAL                 FISCAL           MARCH
                                  YEAR ENDED            MONTHS ENDED            YEAR ENDED             YEAR ENDED          31,
                               AUGUST 31, 1993       DECEMBER 31, 1993      DECEMBER 31, 1994      DECEMBER 31, 1995      1995
                             --------------------   --------------------   --------------------   --------------------   -------
                             AMOUNT    PERCENTAGE   AMOUNT    PERCENTAGE   AMOUNT    PERCENTAGE   AMOUNT    PERCENTAGE   ACTUAL
                             -------   ----------   -------   ----------   -------   ----------   -------   ----------   -------
                                                                   (DOLLARS IN THOUSANDS)
Garden State Nutritionals... $25,399       71.4%    $8,732        64.1%    $33,988       67.7%    $39,625       65.3%    $ 9,475
Windmill Marketing..........  7,396        20.8      2,935        21.6      8,426        16.8     11,439        18.9       2,936
Celebrity Marketing.........  2,789         7.8      1,950        14.3      7,778        15.5      9,569        15.8       1,954
                             -------    -------     -------    -------     -------    -------     -------    -------     -------
Net sales(1)................ $35,584      100.0%    $13,617      100.0%    $50,192      100.0%    $60,633      100.0%    $14,365
                             =======    =======     =======    =======     =======    =======     =======    =======     =======


                                               THREE MONTHS
                                                  ENDED
                                              MARCH 31, 1996
                                           --------------------
                              PERCENTAGE   ACTUAL    PERCENTAGE
                              ----------   -------   ----------

Garden State Nutritionals...      66.0%    $10,282       57.0%
Windmill Marketing..........      20.4       3,593       19.9
Celebrity Marketing.........      13.6       4,153       23.1
                               -------     -------    -------
Net sales(1)................     100.0%    $18,028      100.0%
                               =======     =======    =======


- ---------------


(1) Sales shown above are net of inter-company transactions. Sales of products manufactured by Garden State Nutritionals for either Windmill Marketing or Celebrity Marketing are reflected in each such division's results.



  The Company's strategy for growth incorporates the following key aspects: (i) targeting profitable growth across several channels of distribution; (ii) broadening its product line and expanding value added services; (iii) maintaining technologically advanced manufacturing facilities; (iv) leveraging its product line across a diverse customer base; and (v) making strategic acquisitions. See "Business -- Strategy". The Company's net sales have grown from $26.9 million in Fiscal 1991 to $60.6 million in Fiscal 1995, a compounded annual growth rate of 20.6%. The Company does not believe that price changes had a material impact on the results of operations for the periods discussed.

RESULTS OF OPERATIONS

     The following table sets forth certain data from the respective consolidated statements of operations, expressed as a percentage of net sales:


                                                                      FISCAL YEAR        THREE MONTHS
                                       FISCAL YEAR   FOUR MONTHS         ENDED               ENDED
                                          ENDED         ENDED        DECEMBER 31,          MARCH 31,
                                       AUGUST 31,   DECEMBER 31,    ---------------     ---------------
                                          1993          1993        1994      1995      1995      1996
                                       -----------  -------------   -----     -----     -----     -----
Net sales............................     100.0%        100.0%      100.0%    100.0%    100.0%    100.0%
Cost of goods sold...................      57.7          56.4        54.6      52.3      54.0      49.8
                                         ------        ------       ------    ------    ------    ------
Gross profit.........................      42.3          43.6        45.4      47.7      46.0      50.2
Selling, general and administrative
  expenses...........................      32.2          29.9        27.9      27.0      25.8      23.1
                                         ------        ------       ------    ------    ------    ------
Earnings from operations.............      10.1          13.7        17.5      20.7      20.2      27.1
Other income (expense)...............       0.2          (0.4)        0.3       0.2        --      (0.2)
                                         ------        ------       ------    ------    ------    ------
Earnings before income taxes.........      10.3          13.3        17.8      20.9      20.2      26.9
Income taxes.........................       4.4           1.3         0.5       0.4       0.6       0.7
                                         ------        ------       ------    ------    ------    ------
Net earnings.........................       5.9%         12.0%       17.3%     20.5%     19.6%     26.2%
                                         ======        ======       ======    ======    ======    ======



Three Months Ended March 31, 1996 Compared to Three Months Ended March 31, 1995



     Net Sales. Net sales increased $3.7 million, or 25.5%, from $14.4 million in the three months ended March 31, 1995 to $18.0 million in the three months ended March 31, 1996. Net sales of the Garden State Nutritionals division increased $807,000, or 8.5%, from $9.5 million in the three months ended March 31, 1995 to $10.3 million in the three months ended March 31, 1996. This increase was attributable to sales to seven new customers in the 1996 period (including three direct selling companies and two electronic media customers) and increased sales to existing customers which more than offset a significant decline in sales to two major customers (including a direct selling company customer) that had accounted for $3.7 million in net sales in the 1995 period. The direct selling industry is highly volatile. Such companies or other customers may purchase significant quantities of product during one fiscal period and greatly reduced quantities or none of such product in subsequent fiscal periods. As a result of such volatility, the Company's success is dependent upon adding new customers for its products or increasing orders from existing customers to supplement or replace reduced purchases from such direct selling companies or other customers from time to time. Net sales of the Windmill Marketing division increased $657,000, or 22.4%, from $2.9 million in the three months ended March 31, 1995 to $3.6 million in the three months ended March 31, 1996. This increase was primarily attributable to increased sales of the Company's branded specialty nutritional supplements to drug stores, supermarkets and discount department store chains as well as increased sales of the Company's Windmill(R) and Foods Plus(R) branded products and increased sales of products of third parties distributed by the Windmill Marketing division. Net sales from the Celebrity Marketing division more than doubled, increasing $2.2 million from $2.0 million in the three months ended March 31, 1995 to $4.2 million in the three months ended March 31, 1996. This increase represented increased sales to Home Shopping Network, which accounted for 21.6% of the Company's net sales in the three months ended March 31, 1996. The Company does not expect that such increased level of sales to Home Shopping Network will be maintained throughout 1996.



     Cost of Goods Sold. Cost of goods sold increased $1.2 million or 15.6%, from $7.8 million in the three months ended March 31, 1995 to $9.0 million in the three months ended March 31, 1996. As a percentage of sales, cost of goods declined from 54.0% in the 1995 period to 49.8% in the 1996 period as a result of increased sales of higher margin products, especially sales to customers selling through electronic media channels of distribution.



     Selling, General and Administrative Expenses. Selling, general and administrative expenses ("SG&A") increased $448,000, or 12.1%, from $3.7 million in the three months ended March 31, 1995 to $4.2 million in the three months ended March 31, 1996. Advertising and promotion expenses increased $244,000, primarily to support the Company's branded specialty nutritional supplements. In addition, $279,000 of increased rent and other expenses related to the Company's new facility are included in the three months ended March 31, 1996. These increases, as well as increased expenses associated with increased volume, more than offset a $308,000 reduction in compensation to Messrs. Edward & Keith Frankel in the 1996 period. Pursuant to employment agreements effective as of January 1, 1996, the salaries to be paid to Messrs. Edward and Keith Frankel are limited in 1996 to $500,000 each. The results for the three months ended March 31, 1996 reflect the implementation of these agreements. See "Management-Employment Agreements". As a percentage of net sales, SG&A decreased from 25.8% to 23.1% for the three months ended March 31, 1995 and 1996, respectively.



     Other Income. Other income (expenses) decreased $47,000 from $6,000 of income in the three months ended March 31, 1995 to $41,000 of expense in the three months ended March 31, 1996, primarily as a result of increased interest expense on borrowings, including borrowings under the Company's term loan facility which was not in effect during the three months ended March 31, 1995. This increased interest expense was partially offset by increased investment income.



     Income taxes. Income taxes increased $41,000 from $82,000 in the three months ended March 31, 1995 to $123,000 in the three months ended March 31, 1996. The Company will become a C corporation shortly prior to the date of this Offering. See "S Corporation Distributions". The application of the effective statutory Federal and state tax rates would have resulted in pro forma income taxes of $2.0 million and $1.3 million for the three months ended March 31, 1996 and 1995, respectively.


Fiscal 1995 Compared to Fiscal 1994


     Net Sales. Net sales increased $10.4 million, or 20.8%, from $50.2 million in Fiscal 1994 to $60.6 million in Fiscal 1995. Net sales of the Garden State Nutritionals division increased $5.6 million, or 16.6%, from $34.0 million in Fiscal 1994 to $39.6 million in Fiscal 1995. The increase was largely attributable to the addition of four new direct selling company customers in Fiscal 1995, which more than offset a significant decline in sales to two major customers that had accounted for $4.0 million in net sales in Fiscal 1994. Net sales of the Windmill Marketing division increased $3.0 million, or 35.8%, from $8.4 million in Fiscal 1994 to $11.4 million in Fiscal 1995. Of this increase, $1.8 million was attributable to the introduction of the Company's branded specialty nutritional supplements to drug stores, supermarkets and discount department store chains. These products had accounted for less than $115,000 of net sales in Fiscal 1994. The balance of the increase was due to higher sales of the Company's Windmill(R) and Foods Plus(R) branded products and increased sales of products of third parties distributed by the Windmill Marketing division. Net sales from the Celebrity Marketing division increased by $1.8 million, or 23.0%, from $7.8 million in Fiscal 1994 to $9.6 million in Fiscal 1995. The majority of this increase was attributable to higher sales to two customers including the Home Shopping Network.


     Cost of Goods Sold. Cost of goods sold increased $4.3 million, or 15.8%, from $27.4 million in Fiscal 1994 to $31.7 million in Fiscal 1995. As a percentage of net sales, cost of goods sold decreased from 54.6% in Fiscal 1994 to 52.3% in Fiscal 1995. This improvement was due primarily to increased operating efficiencies resulting from continued capital investment in plant and equipment. Additionally, the Company benefitted from the increased sales of higher margin products such as specialty nutritional systems and the Company's branded specialty nutritional supplements.


     Selling, General and Administrative Expenses. SG&A increased $2.3 million, or 16.8%, from $14.0 million in Fiscal 1994 to $16.3 million in Fiscal 1995. SG&A includes salaries and bonuses to Messrs. Edward and Keith Frankel, which decreased from $3.8 million for Fiscal 1994 to $2.8 million for Fiscal 1995. This reduction primarily resulted from reduced commissions to Mr. Keith Frankel reflecting changes in product mix in the Celebrity Marketing division. Prior to 1996, Mr. Keith Frankel was compensated primarily on a commission basis. Increased SG&A from Fiscal 1994 to Fiscal 1995, which more than offset the reduced salaries and bonuses to these executives, reflected an increase of $1.1 million in advertising and other product marketing expenses primarily for branded specialty nutritional supplements as well as expenses associated with increased volume including expenses related to the addition of personnel and increased sales commissions. As a percentage of net sales, SG&A decreased from 27.9% in Fiscal 1994 to 27.0% in Fiscal 1995 reflecting the leveraging of these expenses over an increased revenue base.


     Prior to this Offering the Company sold an aggregate of 51,000 shares of Common Stock to certain employees for $1.00 per share. In connection with such sale, the Company will recognize aggregate deferred compensation expense of $765,000 which will be amortized over five years, beginning in fiscal 1997. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".



     Other Income. Other income (expense) decreased $51,000, from $134,000 in Fiscal 1994 to $83,000 in Fiscal 1995. This decrease is due primarily to an increase in interest expense, from $214,000 in Fiscal 1994 to $336,000 in Fiscal 1995. The additional interest expense was primarily due to the $7.0 million of term loan indebtedness incurred in Fiscal 1995, which was partially offset by an increase in investment income, from $93,000 in Fiscal 1994 to $199,000 in Fiscal 1995. This increase in investment income resulted primarily from the institution of a new cash management system in Fiscal 1995.



     Income Taxes. Income taxes amounted to $224,000 in Fiscal 1995 compared to $268,000 in Fiscal 1994. Had the Company been a C corporation in these periods, income taxes would have been $5.9 million and $3.6 million in Fiscal 1995 and Fiscal 1994, respectively. See "S Corporation Distributions".


Fiscal 1994 Compared to Fiscal 1993


     In September 1993, the Company elected to be treated as an S corporation for tax purposes and, accordingly, changed its fiscal year from August 31 to December 31. The Company has not included the percentage changes from Fiscal 1993 to Fiscal 1994 in its discussion of results of operations for these periods due to the intervening four month period ended December 31, 1993.



     Net Sales. Net sales of the Company increased $14.6 million from $35.6 million in Fiscal 1993 to $50.2 million in Fiscal 1994. Net sales of the Garden State division increased $8.6 million from $25.4 million in Fiscal 1993 to $34.0 million in Fiscal 1994. This increase was attributable to the addition of seven new customers, four of which were direct selling Company customers, which more than offset the loss of one major customer that had accounted for $1.6 million in net sales in Fiscal 1993. Net sales of the Windmill Marketing division increased $1.0 million from $7.4 million in Fiscal 1993 to $8.4 million in Fiscal 1994. This increase was due primarily to increased volume from its existing customers. Net sales of the Celebrity Marketing division increased by $5.0 million from $2.8 million in Fiscal 1993 to $7.8 million in Fiscal 1994. This increase was primarily attributable to higher sales to one customer, the Home Shopping Network.


     Cost of Goods Sold. Cost of goods sold increased $6.9 million from $20.5 million in Fiscal 1993 to $27.4 million in Fiscal 1994. As a percentage of net sales, cost of goods sold decreased from 57.7% in Fiscal 1993 to 54.6% in Fiscal 1994. This improvement was due primarily to increased operating efficiencies resulting from continued capital investment in plant and equipment. Additionally, the Company benefitted from increased sales of higher margin products such as specialty nutritional systems.

     Selling, General and Administrative Expenses. SG&A increased $2.5 million from $11.5 million in Fiscal 1993 to $14.0 million in Fiscal 1994. As a percentage of net sales, SG&A decreased from 32.2% in Fiscal 1993 to 27.9% in Fiscal 1994. The increase is attributable primarily to payroll and payroll related expenses amounting to $1.3 million. In addition, marketing expenses increased $500,000 due to increased expenses for promotion of the Windmill(R) vitamin products to retail pharmacies. The balance of the expense increase is generally related to increased volume. The decline in SG&A as a percentage of net sales reflects the Company's continuing efforts to leverage its overhead and other fixed costs.

     Other Income. Other income (expense) increased $70,000 from $64,000 in Fiscal 1993 to $134,000 in Fiscal 1994.

     Income Taxes. Income taxes amounted to $268,000 in Fiscal 1994 compared to $1.6 million in Fiscal 1993. Had the Company been a C corporation in Fiscal 1994, income taxes would have been $3.6 million.

1993 Fiscal Period



     In the 1993 Fiscal Period, the Company had net sales of $13.6 million compared with net sales of $15.4 million in the corresponding period in Fiscal 1994. In the 1993 Fiscal Period, cost of goods sold was $7.7 million, representing 56.4% of net sales, and SG&A was $4.1 million, representing 29.9% of net sales. Other expense was $61,000, representing 0.5% of net sales, and income taxes amounted to $180,000, representing 1.3% of net sales. The Company does not believe that there were any unusual transactions, charges or credits in the 1993 Fiscal Period that would have materially effected the results of operations for the 1993 Fiscal Period as compared to the corresponding period in Fiscal 1994.


Liquidity and Capital Resources


     To date, the Company has financed its growth from funds generated by operations and long-term borrowings. Net cash provided by operating activities in the three months ended March 31, 1996 increased $3.3 million to $3.3 million from $52,000 in the three months ended March 31, 1995, primarily as a result of the $1.9 million increase in net earnings. Supplementing the increase in net earnings was an increase in cash of $1.3 million resulting from changes in operating assets and liabilities. Net cash provided by operating activities in Fiscal 1995 increased $1.8 million, or 20.9%, to $10.4 million from $8.6 million in Fiscal 1994. The increase in net cash provided by operating activities resulted primarily from the growth in net earnings which increased $3.7 million. Partially offsetting the growth in net earnings was a decrease in cash of $2.0 million resulting primarily from changes in operating assets and liabilities in Fiscal 1995. The Company funded $1,000,000 of capital expenditures in the three months ended March 31, 1996, primarily for additional packaging equipment and the build-out of its new facility. Capital expenditures in Fiscal 1995 decreased $961,000, or 62.1%, to $588,000 from $1.5 million in Fiscal 1994. In Fiscal
1994, $482,000 was spent on renovations made to the Lehigh Drive facility and $757,000 for the purchase of machinery and equipment for expansion of the Company's manufacturing and packaging capabilities. The Company expects that its capital expenditures in fiscal 1996 will be approximately $3.6 million, of which approximately $2.6 million will be for capital improvements to its new Henderson Drive facility. The Company expects that its capital expenditures in fiscal 1997 will be approximately $1.4 million. See "Use of Proceeds".



     The Company had inventory of $5.0 million, $6.9 million and $6.3 million at December 31, 1994 and 1995 and at March 31, 1996, respectively. The increase in inventories from year-end 1994 to year-end 1995 primarily reflects a $1.1 million increase in raw materials to support the Company's higher level of sales and will benefit future operating periods.



     In Fiscal 1995, the Predecessor Companies distributed $14.7 million, representing previously undistributed earnings in respect of Fiscal 1994 and a portion of Fiscal 1995 earnings. A portion of such distribution was financed by a $7.0 million term loan agreement entered into in 1995 by the Predecessor Companies. As of March 31, 1996, the Predecessor Companies had undistributed S corporation earnings of $7.9 million, all of which has since been distributed to those persons who were stockholders of the Predecessor Companies as of such date. Included in this distribution were marketable securities, valued at market value at the date of distribution, transferred to such stockholders in satisfaction of $1.3 million of undistributed S corporation earnings. At March 31, 1996, a distribution of $994,000 of such earnings had been declared but not yet distributed and was recorded as a current liability on the balance sheet of the Company. All earnings of the Company and the Predecessor Companies from April 1, 1996 to a date prior to the date of this Offering, up to $5 million, will be distributed in cash and pursuant to the Company's promissory notes to those persons who were stockholders of the Company and the Predecessor Companies at such date. The cash payments will be made prior to the date of this Offering to the extent that the Company has sufficient cash. The Company's promissory notes provide for 36 equal monthly payments with interest at Chase Manhattan Bank's prime rate on the date of issuance. Beginning shortly prior to the date of this Offering the Company will no longer be treated as an S corporation and will be subject to federal and state income taxes. See "S Corporation Distributions".


     In November 1992, the Company obtained a $1.2 million loan from a commercial bank for the purpose of financing its purchase of the facility located at 21 Dwight Place, Fairfield, New Jersey. The terms of the loan agreement call for 59 monthly principal installments of $9,600 each and a final installment of $585,000 on November 1, 1997. Interest accrues on the unpaid principal balance at the rate of 7.85% per annum and is payable monthly. The Company's obligations under the loan are secured by a mortgage on the facility. If Messrs. Edward, Keith and Frank Frankel (and any trusts established for the benefit of any of them) cease to own, in the aggregate, at least 25% of the Common Stock of the Company, the bank may accelerate the loan. The Company intends to sell this facility and repay the balance of such loan in connection with such sale. See "Business -- Properties".



     In September 1995, the Company entered into a $7.0 million seven year term loan with a commercial bank in order to finance a portion of certain distributions to the Company's stockholders. Under this agreement, principal payments of $250,000 are due in 28 equal, quarterly installments commencing January 1, 1996. Interest is payable quarterly on the unpaid principal balance at a fixed annual rate of 7.74%. The Company is required to comply with certain operating and financial covenants, including specific collateral requirements, maintenance of minimum working capital and debt ratios, and restrictions on capital expenditures. The agreement allows for optional prepayments subject to payment of a specified fixed-rate breakage fee. Although the Company had been, as of December 31, 1995, in default of the limitation on capital expenditures contained in the loan agreement, the bank subsequently increased the capital expenditures limitation thereby putting the Company in compliance with the covenant. The bank may accelerate the loan if Messrs. Edward, Keith and Frank Frankel and any trusts established for the benefit of any of them cease to own, in the aggregate, at least 25% of the Common Stock of the Company, or if Messrs. Edward and Keith Frankel are not members of the Board of Directors of the Company, or if Mr. Edward Frankel is not involved in the day-to-day management of the Company's business.



     In November 1995, the Company entered into a triple net lease on a new facility of approximately 140,000 square feet of space in West Caldwell, New Jersey. The lease has an initial term of five years during which the annual lease expense is $720,000, with an option for an additional ten years during which the rent will be equal to fair market value at the time of the lease renewal. The facility is subject to a $3.5 million mortgage which secures the term loan obligations of its owner, a limited liability company in which Messrs. Edward and Keith Frankel are members, which obligations are guaranteed by the Company. See "Business -- Properties" and "Certain Relationships and Related Transactions".


     As a result of various stock redemption, confidentiality, non-competition and related agreements, at December 31, 1995, the Company had outstanding notes payable of $1.1 million. See Note F of Notes to Consolidated Financial Statements.

     The Company believes that its existing cash balances, internally generated funds from operations and the net proceeds from the Offering will provide the liquidity necessary to satisfy the Company's working capital needs for the next two years, including the purchase and maintenance of inventory, the financing of the Company's accounts receivable and the financing of anticipated capital expenditures. The Company intends, as part of its strategy for growth, to make strategic acquisitions of complementary or related product lines and businesses. The Company has no current arrangements or agreements with respect to any particular acquisition. The Company may finance these transactions with the use of internally generated funds, a portion of the proceeds of this Offering, bank borrowings, or the issuance of additional equity or debt securities. See "Use of Proceeds" and "Business -- Strategy". There can be no assurance that such additional funds will be available to the Company at all or on acceptable terms.

Seasonality

     The Company experiences limited seasonal fluctuations in its business with sales being greater in the first and fourth quarters than in the second and third quarters.

Inflation

     Inflation has not had a significant impact on the Company in the past three years nor is it expected to have a significant impact in the foreseeable future.

Impact of Recently Issued Financial Accounting Standards


     In 1995, the Financial Accounting Standards Board issued Statement of Financial Account Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which provides guidance on which to access and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which gives companies a choice of the method of accounting used to determine stock-based compensation. Companies may account for such compensation by using either the intrinsic value-based method provided in APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," or the fair market value-based method provided in SFAS No. 123. The Company has adopted these statements as of January 1, 1996.



     The Company has determined that the impact of adopting SFAS No. 121 will not be material to the Company. The Company intends to use the intrinsic value-based method provided in APB No. 25 to determine stock-based compensation. The primary effect of the adoption of SFAS No. 123 is the obligation imposed on the Company to comply with the new disclosure requirements provided thereunder.

                                    BUSINESS

GENERAL


     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements, as well as specialty nutritional systems. Specialty nutritional systems include weight loss and sports nutrition kits containing groups of vitamins and nutritional supplements with instructions for use. The Company focuses on adding value for its customers through innovative product development and brand creation. In the first quarter of 1996, the Company manufactured in excess of 1,500 products and marketed in excess of 2,500 products (i) to over 100 marketers of vitamins, nutritional supplements and specialty nutritional systems who sell to their customers through many different channels of distribution, (ii) to various companies who reach their customers through electronic media (such as Home Shopping Club, Inc. and its affiliates (collectively, the "Home Shopping Network")), and (iii) under its own brand names to over 3,000 independent pharmacies, as well as drug store, supermarket and discount department store chains and to health food stores (such as General Nutrition Companies, Inc. ("GNC"), which has over 2,000 stores). The Company's net sales have grown from $26.9 million in Fiscal 1991 to $60.6 million in Fiscal 1995, a compounded annual growth rate of over 20.6%. In Fiscal 1995 and in the first quarter of 1996, more than 50% of the Company's net sales resulted from products which were custom developed by the Company. As a custom developer, the Company formulates and manufactures products designed to meet the needs of individual customers. In addition, the Company assists a significant number of these customers with value added services, such as product development, brand creation, package design and marketing support services. The Company believes these services add value for its customers by assisting customers in developing product lines for their marketing concepts and by making available to such customers the Company's technical and marketing experience and knowledge. These services are considered by the Company to be key components of its strategy to attract customers in the direct marketing and electronic media distribution channels, which accounted for approximately 35% of the Company's net sales in Fiscal 1995 and in the first quarter of 1996.



     The Company operates its business in three divisions: the Garden State Nutritionals division, the Celebrity Marketing division and the Windmill Marketing division. Garden State Nutritionals manufactures and packages vitamins and nutritional supplement products for distribution by the Company's customers as well as by the Celebrity Marketing and Windmill Marketing divisions. The Company believes that the Garden State Nutritionals division differentiates itself from many of its competitors by providing value added services to its customers, including working with customers to create innovative, branded products and product lines for customers' marketing concepts and by making available to such customers the Company's technical and marketing experience and knowledge. The Celebrity Marketing division develops and markets custom nutrition and health related products for sale by its customers through various forms of electronic media, including television home shopping networks and infomercials, as well as other direct response media, using endorsements of celebrities and health and nutrition authorities. The Celebrity Marketing division works with its customers to develop integrated marketing and promotional strategies which include product identification and formulation, package design, brand creation, training and supervision of celebrities and health and nutritional authorities, promotional and merchandising assistance, and technical and compliance support. The Windmill Marketing division primarily sells the Company's own branded product lines, Windmill(R) and Foods Plus(R), and distributes other vitamin and nutritional supplement products to over 3,000 independent pharmacies generally located in the Northeast, Southeast, Mid-Atlantic and Midwest regions of the United States. The Company expanded Windmill Marketing's target market in Fiscal 1994 by introducing branded specialty nutritional supplements to drug store and supermarket chains including Walgreens, Osco, Revco and Pathmark, as well as to health food stores including GNC. These new products include Hi-Ener-G(TM), a ginseng based energy enhancing product, Citri-Life(TM), a weight loss nutritional supplement, and Super Juice(TM), a phyto-nutrient product derived from fruits and vegetables.



     Prior to the merger of the Predecessor Companies with and into the Company, Windmill Marketing Services, Inc., Garden State Nutritionals, Inc. and Cel-Mark International, Inc. had been in business since 1977, 1979 and 1990, respectively. Immediately prior to such merger, the Predecessor Companies were under the common control of the Selling Stockholders. During such five year period, the Company acquired the assets of a vitamin and nutritional supplement distributor located in the Midwest, and the rights to the Foods Plus(R) trademark. See "Certain Relationships and Related Transactions". The Company believes that its experienced management group, including four of its most senior operations executives who have an average of approximately 20 years of experience in the vitamin and nutritional supplements industry, will continue to be instrumental in implementing the Company's growth strategy. The Company's principal executive offices are located at 100 Lehigh Drive, Fairfield, New Jersey 07004, and its telephone number is (201) 575-9200.


INDUSTRY


     The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. According to the Packaged Facts Survey, estimated retail sales of vitamins, minerals and other nutritional supplements has grown at a compounded annual rate of greater than 12% from $3.3 billion in 1991 to $4.6 billion in 1994. The Company believes several factors account for the steady growth of the vitamins and nutritional supplements market, including
(i) increasing interest by many individuals in taking better care of themselves,
(ii) increased consumer awareness of the health benefits of vitamins and nutritional supplements, (iii) emphasis on the promotion of preventative care strategies by health officials to address rising health care costs and (iv) favorable demographic trends toward older Americans who are more likely to consume vitamins and mineral supplements.


     The Company believes that increased consumer interest in healthier lifestyles has led to greater consumption of vitamins and nutritional supplements. The increase in the number of prominent television programs and magazines on health, fitness and healthier eating is indicative of greater consumer interest in this area. The Company believes more individuals are exercising, reducing fat intake and consuming vitamins and other nutritional supplements.

     Over the past several years, public awareness of the positive effects of vitamins and other nutritional supplements on health has been heightened by widely publicized reports and medical research findings indicating a correlation between the consumption of nutrients and the reduced incidence of certain diseases. Reports have indicated that the U.S. Government and universities generally have increased sponsorship of research relating to vitamins and other nutritional supplements. Congress has established the Office of Alternative Medicine within the National Institutes of Health to foster research into alternative medical treatment modalities, which may include natural remedies.

     The Company believes that the aging of the U.S. population, together with a corresponding increased focus on preventative health care measures, has resulted and will continue to result in increased demand for certain nutritional supplement products. According to Congressional findings that accompanied the DSHEA, national surveys reveal that almost 50% of Americans regularly consume vitamins, minerals and herbal supplements. The 35 and older age group of consumers, which has grown and is expected to continue to grow over the next two decades, represents 78% of the regular users of vitamin and mineral supplements. Based on data provided by the U.S. Bureau of Census, from 1990 to 2010, the 35 and older age group of the U.S. population is projected to increase by 31.7%, a significantly greater increase than for the U.S. population in general.

     The Company believes there are significant trends occurring within the growth of the overall market. Over the past several years, a number of successful nutritional products and systems have been introduced, including function specific products for weight loss, sports nutrition, menopause, energy and mental function. In addition, these products and systems use a number of innovative nutritional ingredients, such as ginseng, ginkgo biloba, and chromium picolinate.

RECENT LEGISLATION

     In October 1994, the FDCA was amended by enactment of the DSHEA, which introduced a new statutory framework governing the composition and labeling of dietary supplements, which in the Company's judgment is favorable to the dietary supplement industry. With respect to composition, the DSHEA creates a new class of "dietary supplements", dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, dietary ingredients on the market before October 15, 1994 may be sold without obtaining FDA pre-approval and without notifying the FDA. As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary ingredient will diagnose, mitigate, treat, cure or prevent a disease). In addition, the DSHEA further allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary supplements with health benefits to be used in connection with the sale of dietary supplements, to consumers at retail or by mail order. These provisions are subject to important limitations and restrictions. For a more complete description and a description of certain proposed legislation and governmental action affecting the sale of ephedrine containing products, see "Business -- Government Regulation".


STRATEGY

     The Company's strategy for growth incorporates the following key aspects:
(i) targeting profitable growth across several channels of distribution; (ii) broadening its product line and expanding value added services; (iii) maintaining technologically advanced manufacturing facilities, (iv) leveraging its product line across a diverse customer base, and (v) making strategic acquisitions.


          TARGETING PROFITABLE GROWTH ACROSS SEVERAL CHANNELS OF
     DISTRIBUTION:   The Company focuses on selling products to customers
     where the Company believes it can achieve attractive margins by providing value added services, such as product development, package design and marketing support services. The Company seeks continued growth through high margin product opportunities across all of its channels of distribution, especially with respect to sales to direct selling companies and electronic media. In addition, the Company is seeking to increase export sales which were $2.1 million in Fiscal 1995 and $569,000 in the first quarter of 1996, or less than 4% of total sales in each period.



          BROADENING ITS PRODUCT LINE AND EXPANDING VALUE ADDED SERVICES:
       The Company plans to continue to broaden its product line of custom formulated and manufactured products. In this regard, the Company intends to expand the dosage forms in which it manufactures products to include effervescent, powdered and liquid vitamins and nutritional supplements. By adding in-house manufacturing capabilities the Company seeks to increase profit margins on products currently manufactured by third parties and to improve customer service. The Company also believes that its group of technical and marketing managers, experts, and outside consultants are instrumental in identifying, developing, formulating and marketing nutritional products, including function specific nutritional packages, which are marketed by the Company's customers and under the Company's own trademarks.


          MAINTAINING TECHNOLOGICALLY ADVANCED MANUFACTURING FACILITIES:
       The Company operates technologically advanced manufacturing facilities and invests regularly to update its plant and equipment. Plant layout and equipment are designed for flexible production schedules and to enable the Company to efficiently produce short runs to accommodate the Company's broad product range and large base of customers. The Company is currently renovating an approximately 140,000 square foot facility in West Caldwell, New Jersey that will add packaging and coating capacity and provide space in the existing facility to expand blending and tabulating capacity. See "Business -- Properties".

          LEVERAGING ITS PRODUCT LINE ACROSS A DIVERSE CUSTOMER BASE:   The
     Company sells through a wide variety of marketing channels, including independent pharmacies, drug store, supermarket and discount department store chains, health food stores, mail order, direct selling companies and electronic media. The Company believes that the diverse nature of its customer base helps it to recognize consumer demand in these channels providing critical input for new product development and to leverage its product development efforts by introducing customized variations of new products in different channels. Moreover, the Company benefits from having a diverse base of sales from over 2,500 products sold in these distribution channels. No single product accounted for more than 5% of net sales in Fiscal 1995 or the first quarter of 1996 except for one product which accounted for 6.2% of net sales in Fiscal 1995.


          MAKING STRATEGIC ACQUISITIONS:   Using the proceeds of this
     Offering, the Company intends to continue its current strategy and to seek to grow through the acquisition of complementary and related product lines and businesses. The Company expects to evaluate acquisition opportunities based on their strategic fit, the Company's analysis of its ability to improve the profitability of acquired operations through cost reductions, other synergies with existing operations and anticipated return on capital invested. The Company has no current arrangements or agreements with respect to any particular acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is well positioned to make acquisitions due to its broad customer base, knowledge of marketing in several distribution channels and technologically advanced manufacturing facilities. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

PRODUCTS


     In the first quarter of 1996, the Company manufactured more than 1,500 products consisting of vitamins, nutritional supplements, herbal products and function specific products, which were marketed under proprietary brands of the Company or third parties. The Company introduces new products and reformulates existing products on an ongoing basis in response to perceived consumer demand.



     The Garden State Nutritionals division manufactures, packages and markets a wide variety of vitamins and nutritional supplements such as minerals, herbs and enzymes which are sold as two piece hard shell capsules, solid dosage and bi-layered tablets. The Company intends to expand the dosage forms in which it manufactures products to include forms such as effervescent and powdered vitamin and nutritional supplements. See "Use of Proceeds". These products are produced primarily for branded vitamin companies, direct selling companies, health food stores, specialty retailers and direct response including mail order companies. The Garden State division also manufactures products for the Celebrity Marketing and the Windmill Marketing divisions.


     The Celebrity Marketing division develops and markets custom nutrition and health related products for sale by its customers through various forms of electronic media, including television home shopping networks and infomercials, as well as other direct response media, using endorsements of celebrities and health and nutrition authorities. Examples of its customers include companies which sell through electronic media, such as the Home Shopping Network, Frankie Avalon Products, Inc. ("Frankie Avalon Products"), Value Vision International, Inc. ("Value Vision") and Telebrands Corp. ("Telebrands"), and direct selling companies such as Nu-Skin International Inc. and BeautiControl Cosmetics, Inc. ("BeautiControl").


     The Windmill Marketing division distributes over 500 different branded products primarily to independent pharmacies. These products include a full line of multi- and single vitamins and nutritional supplements, as well as function specific products, such as weight loss, energy and mental function, sports nutrition and menopause. The Windmill Marketing division also distributes vitamins and nutritional supplements on behalf of other vitamin marketers, such as Twin Laboratories Inc. ("Twin Labs") and Schiff Weider Foods Inc. ("Schiff"). In addition, in order to address the product needs of independent pharmacies, the Windmill Marketing division distributes sunglasses, non-prescription reading glasses, sugar-free candies and similar products as well as other brands of nutritional supplements. In Fiscal 1994, the Windmill Marketing division expanded its target market for specialty nutritional systems to drug store and supermarket chains, as well as health food stores including GNC. The Windmill Marketing division currently markets proprietary products including Hi-Ener-G(TM), Super Juice(TM) and Citri-Life(TM) to these customers. The Windmill Marketing division also recently launched its Diet Works(TM) specialty weight management line of products for sale to GNC, other health food stores and independent pharmacies.

PRODUCT DEVELOPMENT

     The Company seeks to develop and introduce innovative products by closely monitoring consumer trends and scientific research. The Company's product development staff regularly studies over 25 different health and nutritional periodicals, including Scientific American and the Journal of American Botanical Counsel and Herb Research Foundation, in order to closely monitor research studies and scientific developments resulting in ideas for new and innovative products and new applications for current formulations. In addition, the Company believes that the diverse nature of its customer base further helps it to recognize consumer demands and trends throughout its several channels of distribution. The Company believes that its introduction of new products and applications has increased the market share for its branded products and views its product development efforts as an important part of its continued growth.


     In addition to its own branded product development efforts, the Company assists customers with product development, including product formulation, brand creation, the selection of dosage form, package design and package engineering. These services are provided through the combined efforts of the Company's personnel and, as needed, other experts including a licensed nutritionist and an herbalist. Information on specific raw materials and product formulation is culled from published clinical studies, research data, expert consultation, industry conferences and specifications from raw materials suppliers and customers.


     Technical assistance is another important support service provided by the Company in assisting its customers with product development. In addition to using its technical personnel staff, laboratories and equipment to assist customers, the Company prepares pilot batches of vitamins and nutritional supplements and provides stability and dissolution test data to customers. The Company believes that these technical support services are generally important to the Company's contract manufacturing customers, many of which do not have their own manufacturing facilities and depend on the Company to provide development and manufacturing services.

SALES AND MARKETING


     Garden State Nutritionals. The Company's value added services are key components of Garden State Nutritionals' marketing strategy. The Company seeks new business by, among other things, helping customers with product development, brand creation, package design and marketing support services. For direct selling organizations, the Company's sales and marketing executives provide other value added services, participating in product launches, lecturing to the selling representatives of such organizations and providing support materials, promotional information and expert consultations. The services of the Garden State Nutritionals division are marketed by the division's four sales executives, as well as Messrs. Edward and Keith Frankel. The sales executives each service specific customer accounts and are compensated solely on a commission basis.


     Important sources of new business for the Company include inquiries from potential customers based on the reputation of the Company and its senior personnel in the industry, referrals from existing customers and participation in trade shows.


     Celebrity Marketing. The services of the Celebrity Marketing division are marketed principally by Mr. Keith Frankel, who has had primary responsibility for managing this division since 1990, along with the assistance of a sales staff of two persons. In addition to his responsibilities as Chief Executive Officer, Mr. Frankel will continue to manage this division. Mr. Frankel is responsible for relations with the division's electronic media customers and the development of new customers. Mr. Frankel's compensation through December 31, 1995 had been primarily commission based. As in the Garden State Nutritionals division, customers are assisted with product development, brand creation, package design and marketing support. In addition, customers are also assisted with the training and supervision of the celebrities and health and nutritional authorities who endorse their products and are provided with promotional and merchandising assistance and technical and compliance support. See
"Management -- Summary of Cash and Certain Other Compensation."


     Windmill Marketing. The Company's Windmill(R) and Foods Plus(R) lines of products are distributed to over 3,000 independent pharmacies through its 20-person salesforce, selected third-party broker organizations and wholesale drug distributors. In the Northeast, Mid-Atlantic and Midwest regions of the United States,

Windmill Marketing's products are marketed by Company sales representatives, who generally each have responsibility for a specific territory and who are compensated by salary and incentive bonuses. Company sales representatives work closely with retailers to help them optimize the performance of their vitamin departments, including providing retailers with various types of merchandising assistance to maintain the inventory and appearance of the vitamin sections of their stores, sophisticated shelf marketing strategies, point-of-sale displays and topical information materials. Windmill Marketing sells its Windmill(R) and Foods Plus(R) lines in the Southeast region of the United States through one of its wholesale drug distributors.

     An important part of the Windmill Marketing division's marketing strategy to independent pharmacies is its "BIG SET" multi-line program for independent pharmacies, introduced in 1994. The BIG SET allows a customer to fill a 12 to 32 foot section of the store with Windmill(R) and Foods Plus(R) trademarked products as well as leading health food brands from Twin Labs and Schiff. Depending on the section size, these sections contain a broad range of vitamins, nutritional supplements, herbal products and teas, and sports nutrition products. This enhanced section is designed to allow independent pharmacies to offer product selection that is similar to that available in health food stores.

     The Company markets its Windmill(R) and Foods Plus(R) lines through advertising, primarily in trade magazines and through radio advertisements. The Company also regularly attends pharmacy industry conventions.


     The Company's branded product sales are directed by a vice president of sales, who is compensated by salary and an incentive bonus, and by approximately 15 third-party brokers who distribute these products on a commission basis to drug store and supermarket chains, such as Walgreens, Osco, Revco and Pathmark. The Company regularly advertises these branded products through radio, as well as in fitness and health related magazines. The Company also attends conventions of chain store representatives to promote these products.


CUSTOMERS


     In Fiscal 1995, the Company marketed and sold its products to over 3,400 customers in the United States, and 20 customers abroad. During Fiscal 1995 and the first quarter of 1996, sales to the Company's ten largest domestic customers accounted for approximately 54.6% and 52.8% of its total net sales, respectively, with one customer, the Home Shopping Network, accounting for approximately 11.9% and 21.6% of net sales for the respective periods. In Fiscal 1995, Garden State Nutritionals had approximately 400 customers, Celebrity Marketing had approximately 20 customers, and Windmill had over 3,000 customers. Export sales accounted for 3.5% and 3.2% of total net sales, respectively, during Fiscal 1995 and the first quarter of 1996. The Company's products are generally sold on a net 30-day basis and, except for branded products, are sold without right of return. The Company's returns on branded products were less than 1% of such sales in Fiscal 1995 and the first quarter of 1996.


MANUFACTURING AND PRODUCTION

     The Company operates technologically advanced manufacturing and production facilities located in Fairfield and West Caldwell, New Jersey. In total, these facilities include approximately 175,000 square feet of space. The Company is currently renovating an approximately 140,000 square foot production, distribution and office facility in West Caldwell, New Jersey, near its existing manufacturing facility, that will increase the Company's manufacturing capacity through the addition of a packaging and coating capacity. In addition, the relocation of the Company's warehouse facilities and executive offices to the new facility will allow space in the existing facility for the expansion of the Company's blending and tableting capacity.


     Current production capabilities allow the Company to manufacture solid dosage and bi-layered tablet forms and two piece hard shell capsules. Following this Offering, the Company intends to purchase equipment to expand the dosage forms in which it manufactures products to include forms such as effervescent and powdered vitamins and nutritional supplements. See "Use of Proceeds".



     The Company emphasizes quality control. The number of quality control personnel has increased from six at December 31, 1993 to 15 at May 31, 1996. Raw materials which are used by the Company to manufacture its products are initially held in quarantine, during which time the Company's quality control personnel assay the raw materials against the supplier's certificate of analysis. Once the quarantined materials have been properly identified and analyzed, a lot number is assigned, samples are retained and the material is processed for formulating, mixing and granulating. This mixture is either compressed into tablets, and in some cases coated, or it is encapsulated. Following this process, tablets and capsules are tested for weight, purity, potency, dissolution and stability. Finished products are generally packaged by the Company. The Company's automated equipment counts the tablets and capsules and inserts them into the appropriate packaging, or otherwise prepares them to be packaged by a third party. The Company maintains a computer-controlled, integrated production planning system which allows for monitoring of all goods and services produced by the Company. The Company believes that it is in substantial compliance with the good manufacturing practices standards as established by the FDA with respect to food manufacturing. See "Business -- Government Regulation".

     The Company packages its products either in bottles or in blister packages. All bottled products have tamper resistant closures. All packaged products are labeled. A portion of the Company's packaging needs are currently subcontracted to independent packaging operators. The Company anticipates that this practice will diminish following this Offering as it expands its packaging facilities and capabilities to increase capacity and to include specialty packaging technologies such as effervescent humidity controlled packing, powder packaging, kit assembly and shrink wrap.

RAW MATERIALS

     The principal raw materials used in the manufacturing process are natural and synthetic vitamins, minerals, herbs and related nutritional supplements, gelatin capsules and coating materials and the necessary components for packaging the finished products. The raw materials are available from numerous sources both within the United States and abroad. The gelatin capsules and coating materials, and packaging materials are similarly widely available. No one supplier currently provides more than 10% of the Company's raw material and related purchases. Raw materials are generally purchased by the Company without long term commitments, on a purchase order basis. The Company is a party to a joint venture agreement with a raw materials supplier for the acquisition and sale of certain raw materials, principally dahlulin.

BACKLOG


     At May 31, 1996, order backlog amounted to $6.2 million, compared with $6.6 million at April 18, 1995. The Company's backlog consists of firm purchase orders by customers for delivery within the next three months.


COMPETITION

     The vitamin, nutritional supplement and specialty nutritional systems industry is highly competitive. Numerous companies compete with the Company in the manufacturing, distribution and sale of its products. Most of the Company's competitors are privately held. Thus, the Company is unable to precisely assess the size of such competitors or where it ranks in comparison to such competitors with respect to its market share.

     Some of the larger companies engaged in the manufacturing and distribution of vitamins, nutritional supplements and specialty nutritional systems are Rexall Sundown, Inc., Leiner Nutritional Products Inc. and Pharmavite Corp. The Company's branded products compete with numerous distributors and manufacturers, including large pharmaceutical companies, for sales to independent pharmacies and chain stores. Some of the larger companies engaged in the sale and distribution of branded vitamins, nutritional supplements and specialty nutritional systems are Twin Labs, Nature's Bounty, Inc. and Pharmavite Corp. Large pharmaceutical companies, such as the Lederle division of American Home Products Corporation, also sell and distribute specific branded vitamins and nutritional supplements but do not currently offer a full range of branded products.

     Certain of the Company's competitors, including large pharmaceutical companies, have greater financial and other resources available to them and possess extensive manufacturing, distribution and marketing capabilities far greater than those of the Company. However, the Company believes that it competes favorably with its competitors because of the value added services it offers to its customers, its broad product line, its many channels of distribution, its cost-efficient production capabilities through its technologically advanced production facilities and its industry-experienced senior sales personnel.

TRADEMARKS

     The Company owns registrations in the United States Patent and Trademark Offices for its Windmill(R), Foods Plus(R), Celluslim(R), Country Farms(R), Cytoguard(R), Derma-Pure(R), For Women Only(R), Hidden Strength(R), Iron Bodies(R), Nutra Betic(R) and Vita Betic(R) trademarks, and has rights to use additional trademarks material to its business. Federally-registered trademarks have perpetual life, provided they are renewed on a timely basis and are properly used, subject to the right of third parties to petition to cancel such registrations on certain statutory grounds. The Company relies on common law trademark rights to protect certain trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while the U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States. The Company regards its trademarks and other intellectual property as valuable assets, and believes that such marks and intellectual property have significant value when used in connection with the marketing of its products.

PRODUCT LIABILITY INSURANCE

     The Company, like other manufacturers, wholesalers and distributors of vitamin and nutritional supplement products, faces an inherent risk of exposure to product liability claims if, among other things, the use of its products results in injury. Accordingly, the Company currently maintains product liability insurance policies which provide a total of $6.0 million of coverage per occurrence and $6.0 million of coverage in the aggregate. Although the Company's product liability insurance policies do not currently provide coverage for claims with respect to L-Tryptophan containing products manufactured after September 1992, the Company discontinued manufacturing such products in 1990. See "Business -- Legal Proceedings". The Company believes that its current level of product liability insurance coverage is adequate. However, there can be no assurance that such insurance will continue to be available or, if available, will be adequate to cover potential liabilities.

GOVERNMENT REGULATION

     The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies. The Company's activities are also regulated by various agencies of the states and localities in which the Company's products are manufactured, distributed and sold. The Company is subject to periodic inspection and testing of its products by the Federal Drug Administration, the New Jersey Department of Health and local health departments.


     For certain of its contract manufacturing customers, the Company manufactures products containing a Chinese herb known as "ma huang," a natural source of ephedrine, a stimulant. Such products accounted for 10.2% of the Company's net sales in Fiscal 1995 and 7.6% of the Company's net sales in the first quarter of 1996, including one product which accounted for 6.2% and 3.2% of the Company's net sales in such periods, respectively. Ephedrine and ma huang have been the subject of recent adverse publicity in the United States. The death of a Long Island college student on March 6, 1996, reportedly from over-ingestion of an ephedrine-containing dietary supplement received significant press coverage. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or ingest dietary supplements containing natural sources of ephedrine that are claimed to produce such effects as euphoria, heightened awareness, increased sexual sensations or increased energy because these products pose significant adverse health risks -- dizziness, headache, gastrointestinal distress, irregular heartbeat, heart palpitations, heart attack, strokes, seizures, psychosis and death. Some products manufactured by the Company are marketed by its customers as a source of increased energy and therefore are the subject of such FDA warning. The FDA statement did not warn consumers against purchasing or consuming ephedrine-containing dietary supplements that are labeled for other uses.



     In addition, some states have regulated or are considering regulating ephedrine-containing products as controlled substances or prohibiting the sale of such products by persons other than licensed pharmacists. The Florida Department of Agriculture and the New York State Department of Health have banned the sale of certain specific ephedrine-containing products labeled as producing euphoric and related effects. Recently, the legislature of Nassau County, New York enacted a local law prohibiting the sale of all ephedrine-containing products to persons under 18 years of age, and prohibiting the sale or distribution of all ephedrine-containing products claiming to produce such effects as euphoria, increased sexual sensations, heightened awareness, increased energy and legal "highs" (although the law allows the sale of ephedrine products if labeled as weight loss aids or sports nutrition products for use by those 18 or older). Further, a pending New York State bill would regulate any ephedrine-containing product, including ma huang, as a controlled substance to be dispensed only by prescription, no matter what labeling claims are made.



     To the Company's knowledge, sales by the Company's customers of products manufactured by the Company which contain ma huang which are labeled for weight loss or sports nutrition have not been proscribed by governmental authorities, as distinguished from sales of such products which are labeled for increased energy. To the Company's knowledge, none of the ma huang products it manufactures are labeled for any purpose included in the FDA statement, other than increased energy. Those products which are marketed to increase energy have been prohibited in Nassau County, New York and the sale of one of such products has been prohibited in Florida. The Company does not believe that the prohibited sale of such products in Nassau County, New York or of one of such products in Florida will have a material adverse effect on the Company or its results of operations. There can be no assurance that products manufactured by the Company containing ma huang will not be banned in other jurisdictions or that ma huang will not become subject to further regulation, which could require the reformulation of the Company's ma huang-containing products and their relabeling. While the Company believes that the products it manufactures that contain ma huang could be reformulated and relabeled if required, there can be no assurance in that regard, or that either reformulation or relabeling would not have a material adverse effect on the Company. There also can be no assurance that the Company will not be subject to private civil actions with respect to products that contain ma huang. The loss by the Company of revenues generated by products containing ma huang, if not replaced by other revenues, could have a material adverse effect on the Company.


     The FDA, the most active regulatory authority exercising jurisdiction over vitamins, minerals and other nutritional ("dietary") supplements, regulates the Company's products under the FDCA and regulations promulgated by the FDA to implement this statute. In 1976, the FDA's ability to regulate the composition of dietary supplements was restricted in several material respects by the Proxmire Amendment to the FDCA. Under this Amendment, the FDA is precluded from establishing maximum limits on the potency of vitamins, minerals and other dietary supplements, from limiting the combination or number of any vitamins, minerals or other food ingredients in dietary supplements, and from classifying a vitamin, mineral, or combination of vitamins and minerals as a drug solely because of its potency. However, the Proxmire Amendment did not affect the FDA's authority to determine that a vitamin, mineral or other dietary supplement is a new drug on the basis of drug claims made in the product's labeling. Such a determination would require deletion of the drug claims, or the Company's submission and the FDA's approval of an NDA for the product, which entails costly and time-consuming clinical studies.

     In 1990, the FDA's authority over dietary supplement labeling was expanded in several respects by NLEA. This statute amended the FDCA by establishing a requirement for the nutrition labeling of most foods, including dietary supplements. In addition, the NLEA prohibits the use of any health benefit claim ("health claim") in dietary supplement labeling unless the claim is supported by significant scientific agreement and is pre-approved by the FDA. Interested companies may petition the FDA for the approval of health claims. To date, the FDA has approved health claims for dietary supplements only in connection with the use of calcium for prevention of osteoporosis and the use of folic acid for prevention of neural tube defects. The NLEA also allows nutrient content claims characterizing the level of a particular nutrient in a dietary supplement (e.g., "high in," "low in," "source of") if they are in compliance with definitions issued by the FDA. Significantly, the NLEA precludes any state from mandating nutritional labeling, nutrient content claim or health claim requirements which differ from those established under the NLEA, as a result of which the Company's products will not be subject to inconsistent labeling requirements.

     In October 1994, the FDCA was amended by enactment of the DSHEA, which introduced a new statutory framework governing the composition and labeling of dietary supplements which, in the Company's judgment, is favorable to the dietary supplement industry. With respect to composition, the DSHEA creates a new class of "dietary supplements", dietary ingredients consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under the DSHEA, dietary ingredients on the market before October 15, 1994 may be sold without obtaining the FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not on the market before October 15, 1994) requires proof that it has been used as an article of food without being chemically altered, or evidence of a history of use or other evidence establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least 75 days before the initial use of a new dietary ingredient. There can be no assurance, however, that the FDA will accept the evidence of safety for any new dietary ingredients the Company may decide to use, and the FDA's refusal to accept such evidence could result in regulation of such dietary ingredients as food additives requiring FDA pre-approval prior to marketing.


     As for labeling, the DSHEA permits "statements of nutritional support" for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well-being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well-being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, disclose on the label that the FDA has not reviewed the statement and that the product is not intended for use for a disease, and notify the FDA of the statement within 30 days after its initial use. However, there can be no assurance that the FDA will not determine that a given statement of nutritional support the Company decides to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or the submission by the Company and the approval by the FDA of a new drug application, which would entail costly and time-consuming clinical studies. The DSHEA allows the dissemination of "third party literature", publications such as reprints of scientific articles that link particular dietary supplements with health benefits. Third party literature may be used in connection with the sale of dietary supplements to consumers at retail stores or by mail order. Such a publication may be so distributed if it is not false or misleading, if no particular manufacturer or brand of dietary supplement is mentioned, if the publication is presented in such manner so as to offer a balanced view of available scientific information on the subject matter, if it is physically separated from products when used in a retail establishment and if it does not have any other information appended to it. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with the Company's products will be determined by the FDA to satisfy each of these requirements, and any such failure to comply could subject the product involved to regulation as a new drug.


     In December 1995, the FDA proposed regulations to implement certain DSHEA labeling provisions, which are expected to be finalized in late 1996 and to become effective by January 1, 1997 (although the FDA has indicated that it may delay the effective date until January 1, 1998). The regulations will require the Company to revise the labeling for a substantial number of its products at an undetermined expense to the Company but which the Company does not believe will be material to its financial condition or its results of operations.


     The DSHEA also requires that dietary supplements be prepared, packed and held under conditions which meet the good manufacturing practice ("GMP") regulations to be promulgated by the FDA with respect to dietary supplements. The FDA has not yet proposed GMP regulations for dietary supplements. Therefore, there can be no assurance that the Company's current production facilities will meet all of the GMP regulations when issued by the FDA with respect to dietary supplements, and the Company may, in the future, be required to expend resources to upgrade its facilities or take other appropriate action to comply with such regulations.



     The FTC, which exercises jurisdiction over the advertising of dietary supplements, has in the past several years instituted enforcement actions against several dietary supplement companies for false and misleading advertising of certain products. These enforcement actions have resulted in consent decrees and the payment of fines by the companies involved. In addition, the FTC has increased its scrutiny of infomercials. While the Company has not been the target of FTC enforcement action for the advertising of its products, there can be no assurance the FTC will not question the Company's advertising in the future.

     The Garden State Nutritionals division manufactures certain products pursuant to contracts with customers who distribute the products under their own or other trademarks. Such customers are subject to the governmental regulations discussed in this section in connection with their purchase, marketing, distribution and sale of such products, and the Company is subject to such regulations in connection with the manufacture of such products and its delivery of services to such customers. However, the Garden State Nutritionals division's contract manufacturing customers are independent companies, and their labeling, marketing and distribution of such products is beyond the Company's control. The failure of these customers to comply with applicable laws or regulations could have a material adverse effect on the Company. Governmental regulations in foreign countries where the Company sells or plans to sell products may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's customers in those countries. These customers are independent companies over which the Company has no control.


     The FDA has broad authority to enforce the provisions of the FDCA applicable to dietary supplements, including the power to seize adulterated or misbranded products or unapproved new drugs, to request their recall from the market, to enjoin their further manufacture or sale, to publicize information about a hazardous product, to issue warning letters, and to institute criminal proceedings. The Company may be subject to additional laws or regulations administered by the FDA or other regulatory authorities, the repeal of laws or regulations which the Company considers favorable, such as the DSHEA, or more stringent interpretations of current laws or regulations, from time to time in the future. The Company is unable to predict the nature of such future laws, regulations, interpretations or applications, nor can it predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional recordkeeping requirements, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

LEGAL PROCEEDINGS


     In 1989, the FDA initiated a voluntary recall of products containing manufactured L-Tryptophan. Numerous unrelated manufacturers, distributors, suppliers, importers and retailers of manufactured L-Tryptophan or products containing manufactured L-Tryptophan are or were defendants in an estimated 2,000 actions brought in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing manufactured L-Tryptophan. Although the Predecessor Companies manufactured products containing manufactured L-Tryptophan prior to such recall and were named in many of such actions, neither the Predecessor Companies nor the Company are now parties to any such actions. Nonetheless, the possibility of future actions related to such products cannot be excluded since the applicable statute of limitations may not have run in all jurisdictions in which such products were sold. The Company is a party to a joint defense agreement (the "Showa Denko Agreement") entered into in 1990 and amended and restated in 1992 with Showa Denko America, Inc. which sold the bulk L-Tryptophan which the plaintiffs allege caused their personal injuries. Under the Showa Denko Agreement, Showa Denko America has agreed to pay all legal fees incurred and to indemnify the Company against liability in any claim if it is determined that a proximate cause of the injury sustained by the plaintiff was a constituent of the raw material sold by Showa Denko America to the Company or was a factor for which Showa Denko America or any of its affiliates was responsible, except to the extent that actions by the Company proximately contributed to the injury. In 1992, the Company also entered into an guaranty agreement with Showa Denko K.K., the Japanese parent company of Showa Denko America which manufactured the bulk L-Tryptophan, under which Showa Denko K.K. unconditionally and irrevocably guarantees all of Showa Denko America's payments to the Company under the Showa Denko Agreement. The Company believes that, under the Showa Denko Agreement, it will be entitled to indemnification in all actions hereafter brought arising out of the ingestion of products containing L-Tryptophan manufactured by Showa Denko, K.K. and that contribution by the Company will not be warranted.

     The Company also has product liability insurance which it believes provides coverage of up to $1.0 million per occurrence and in the aggregate for L-Tryptophan product claims, including legal defense costs in respect of the Company's L-Tryptophan containing products manufactured prior to September 1992. The Company discontinued manufacturing such products in 1990. If further L-Tryptophan actions are brought and indemnification is not provided under the Showa Denko Agreement such coverage could be denied or the potential damages that could be recovered could exceed the Company's available product liability insurance coverage, and such excess could have a material adverse effect upon the Company's results of operations. To date, the Company has not incurred any out-of-pocket expense in connection with any of such actions.

     The Company is presently engaged in various other legal actions and governmental proceedings, and, although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and proceedings when taking into consideration the Company's product liability coverage, will not have a material adverse effect on its financial position, results of operations or liquidity.

PROPERTIES

     The Company currently leases two facilities. The Company's newest facility, located at 8 Henderson Drive, West Caldwell, New Jersey contains approximately 140,000 square feet of space, and currently houses the sales and marketing offices of the Company's Windmill Marketing division, and the Company's packaging, tablet coating and distribution operations. By the end of this year, this facility will also house the Company's principal executive offices and the Celebrity Marketing division. The facility located at 100 Lehigh Drive, Fairfield, New Jersey contains approximately 35,000 square feet of space and currently houses the Company's executive offices and principal manufacturing and warehouse facilities. The Company believes that its Lehigh Drive facility, together with the capital projects associated with the build-out of its new West Caldwell, New Jersey facility will provide the Company with enough space to meet the Company's foreseeable needs. The Henderson Drive facility is leased from a limited liability company of which Messrs. Edward and Keith Frankel are members and the Lehigh Drive facility is leased from a partnership of which Messrs. Edward and Keith Frankel and Mr. Howard Munk are partners. See "Certain Relationships and Related Transactions". In addition to these two facilities, the Company intends to open a small sales office in Illinois following the Offering.

     The Company owns a facility located at 21 Dwight Place, Fairfield, New Jersey, which it is currently seeking to sell. There can be no assurance that the Company will be able to sell such property at all or at a price favorable to the Company. The Company's operations, formerly housed at the Dwight Place facility, which accounts for approximately 33,000 square feet of space, have been moved in their entirety to the new Henderson Drive facility.

EMPLOYEES


     As of May 31, 1996, the Company employed 272 individuals, with 178 employed in manufacturing and production, 29 employed in sales and marketing, 15 in research, development and laboratory testing, and the balance in executive, administrative and other professional positions. The Company has never experienced a work stoppage, and none of its employees are currently represented by a union or other form of collective bargaining unit. The Company believes its relations with its employees are good.


CHANGE IN AUDITORS

     In 1996, Horowitz, Waldman, Berretta & Maldow, CPA, LLP, resigned as the Company's independent accounting and auditing firm. Julius Horowitz, a principal of that firm, became a member of the Company's Board of Directors shortly thereafter. Prior reports rendered by Horowitz, Waldman, Berretta & Maldow, CPA, LLP, did not contain any adverse opinion or disclaimer, nor were they modified or qualified as to uncertainty, audit scope or accounting principles, nor were there any disagreements between that firm and the Company. Grant Thornton LLP, currently serves as the Company's independent accountants and auditors. See "Management" and "Certain Relationships and Related Transactions".

                                   MANAGEMENT

DIRECTORS AND OFFICERS


     The following table sets forth certain information concerning each of the Company's directors and executive officers as of May 31, 1996.


                      NAME                     AGE                     POSITION
    -----------------------------------------  ---     -----------------------------------------
    Edward M. Frankel........................  58      Chairman of the Board, President and
                                                       Director
    Keith I. Frankel.........................  32      Chief Executive Officer and Director
    Stephen J. Young.........................  53      Chief Financial Officer, Treasurer and
                                                       Secretary
    Myron Jacobowitz.........................  55      Executive Vice President -- Garden State
                                                       Division
    Howard L. Munk...........................  55      Executive Vice President -- Windmill
                                                       Marketing Division
    Joel H. Girsky...........................  57      Director
    Julius M. Horowitz.......................  64      Director


     The Board of Directors currently consists of four directors, who are divided into three classes, with terms expiring at the Company's annual meetings of stockholders in 1997, 1998, and 1999. Mr. Horowitz's term will expire at the 1997 annual meeting. Mr. Girsky's term will expire at the 1998 annual meeting. Messrs. Edward and Keith Frankel's terms will expire at the 1999 annual meeting. The Board of Directors intends to appoint an additional independent director following the consummation of this Offering. Each director is elected to serve until the third succeeding annual meeting of stockholders (if elected at an annual meeting of stockholders) or until a successor is duly elected, or for the remaining term of any vacancy filled by the director or until a successor is duly elected. Officers of the Company serve at the discretion of the Board of Directors. There are three standing Committees of the Board of Directors: the Compensation Committee, which makes recommendations to the Board of Directors concerning compensation arrangements for directors, executive officers and senior management of the Company; the Audit Committee, which reviews the work and reports of the Company's independent accountants; and the Option Committee, which administers the Company's 1996 Stock Option Plan. The members of each of the Compensation Committee, Audit Committee and Option Committee are Messrs. Horowitz and Girsky. Other than options pursuant to the 1996 Stock Option Plan, directors who are not employees of the Company do not receive any compensation for their service. See "Management -- 1996 Stock Option Plan". The Company has entered into agreements with each of its directors and executive officers that provide for the indemnification of and the advancement of expenses to such persons to the maximum extent permitted by Delaware law.


     Edward M. Frankel has been Chairman of the Board and President of the Company since its formation. Prior to the merger of the Predecessor Companies with and into the Company, Mr. Frankel had been President and a Director of Windmill Marketing Services, Inc. since 1977 and of Garden State Nutritionals, Inc. since 1984 and a Director of Cel-Mark International, Inc. since 1990. Mr. Frankel joined the founders of Windmill Marketing Services, Inc. in 1974. From 1973 through 1974, he was employed at Ford Laboratories, a division of APL Corporation, as a vice president of sales and marketing, and from 1971 through 1972 he was employed at Hudson Vitamins, a division of Cadence Industries, Inc. as a sales director. Both Hudson Vitamins and Ford Laboratories were manufacturers and marketers of vitamins and nutritional supplements. Mr. Frankel graduated from Long Island University in 1959 with a B.S. in pharmacy. Mr. Frankel is also a director of Jaco Electronics, Inc. of Hauppauge, New York, a distributor of electronic components.

     Keith I. Frankel has been Chief Executive Officer and a Director of the Company since its formation. Mr. Frankel founded Cel-Mark International, Inc. in 1990 and was its President from that time until the merger of Cel-Mark with and into the Company. As President of Cel-Mark International, Inc., he had principal day-to-day responsibility for its sales and marketing as well as its general operation. In addition to his duties as CEO of the Company, Mr. Frankel is responsible for overseeing all of the Company's sales and marketing and will retain his responsibilities at the Celebrity Marketing division. During the past ten years, Mr. Frankel has held various sales, marketing and management positions for the Predecessor Companies. Mr. Frankel graduated from American University with a B.S. in marketing management.

     Stephen J. Young has been the Chief Financial Officer of the Company since its formation and of each of the Predecessor Companies from 1992 until their merger with and into the Company. Prior to joining the Predecessor Companies, Mr. Young was the President of Ketchum & Co., Inc., a wholesale drug distributor, from 1990 to 1992 and Chief Financial Officer from 1985 to 1990. Mr. Young graduated from St. Johns University with a B.S. in accounting.


     Myron Jacobowitz has been an Executive Vice-President of the Company with principal day-to-day operating responsibility for the Garden State Nutritionals division since the Company's formation. He served as Executive Vice President of Garden State Nutritionals, Inc. from January 1994 until its merger with and into the Company. During the six years prior to 1994, Mr. Jacobowitz had been the President and a partner of CFH Laboratories, L.P., a pharmaceutical and food supplement company. Mr. Jacobowitz graduated from City College of New York with a B.S. in chemistry and holds an M.B.A. from Pace University.


     Howard L. Munk has been an Executive Vice-President of the Company with principal day-to-day operating responsibility for the Windmill Marketing division since the Company's formation. He served as Executive Vice President of Windmill Marketing Services, Inc. from 1983 until its merger with and into the Company. From 1973 to 1983, Mr. Munk was employed in a variety of sales and marketing positions by Hudson Vitamins, a division of Cadence Industries, Inc., a manufacturer and marketer of vitamin and nutritional supplements. Mr. Munk had majored in business and marketing at Long Island University.


     Joel H. Girsky was elected as a Director of the Company shortly prior to this Offering. Since 1983 he has been the President and Chairman of the Board of Directors of Jaco Electronics, Inc. He is also a director of Nastech Pharmaceutical Company, Inc., a research pharmaceutical company, and Frequency Electronics, Inc., a manufacturer and distributor of electronic products.



     Julius M. Horowitz was elected as a Director of the Company shortly prior to this Offering. For over the past 25 years, Mr. Horowitz has been and is currently a partner in the accounting firm of Horowitz, Waldman, Berretta & Maldow, CPA, LLP, an accounting firm and the auditors of the Predecessor Companies prior to this Offering. See "Business -- Change in Auditors".


     Except for Edward and Keith Frankel, who are father and son, respectively, no family relationship exists between any directors or executive officers of the Company.

EXECUTIVE COMPENSATION

     The following table sets forth, for each of the Company's last three fiscal years, the compensation paid to the President of the Company and to certain other executive officers of the Company whose aggregate annual salary and bonus for the Company's last fiscal year exceeded $100,000 (the "Named Executives"):

                           SUMMARY COMPENSATION TABLE


                                                           ANNUAL COMPENSATION          ALL OTHER
                                              FISCAL     -----------------------     COMPENSATION(1)
         NAME AND PRINCIPAL POSITION           YEAR      SALARY($)     BONUS($)            ($)
- --------------------------------------------- ------     ---------     ---------     ---------------
                                               1995      $ 750,000     $ 149,942(2)      $47,859
Edward M. Frankel;                             1994        750,000       452,322          52,891
  Chairman of the Board and President........  1993        750,000     1,737,577          50,837
                                               1995      1,885,648            --          27,706
Keith I. Frankel;                              1994      2,637,927            --          35,206
  Chief Executive Officer and Director(3)....  1993      1,008,808            --          35,206
Myron Jacobowitz;                              1995        159,808        45,000          32,581
  Executive Vice President -- Garden State     1994        152,885        35,000              --
  Nutritionals Division(4)...................  1993             --            --              --
                                               1995        100,554        35,000          28,609
Stephen J. Young;                              1994         94,177        26,000          14,027
  Secretary and Chief Financial Officer(4)...  1993         82,027            --              --
Howard L. Munk;                                1995        100,728        15,000           7,302
  Executive Vice President -- Windmill         1994         92,772         6,750           6,579
  Marketing Division(5)......................  1993         79,830            --           6,837


- ---------------

(1) Includes certain benefits granted to the named persons such as payments related to deferred compensation agreements pursuant to a non-qualified plan, payments to the Company's profit sharing plan and payments by the Company on split dollar and other life insurance contracts. In Fiscal 1995, Mr. Edward Frankel received $22,500 in profit sharing contributions and $25,359 in life insurance benefits; in Fiscal 1994, Edward Frankel received $30,000 in profit sharing contributions and $22,891 in life insurance benefits; in Fiscal 1993, Edward Frankel received $30,000 in profit sharing contributions and $20,837 in life insurance benefits. In Fiscal 1995, Mr. Keith Frankel received $22,500 in profit sharing contributions and $5,206 in deferred compensation benefit; in each of Fiscal 1994 and 1993, Keith Frankel received $30,000 in profit sharing contributions and $5,206 in deferred compensation benefit. In Fiscal 1995, Mr. Jacobowitz received $22,500 in profit sharing contributions and $10,081 in deferred compensation benefit. In Fiscal 1995, Mr. Young received $18,591 in profit sharing contributions and $10,018 in deferred compensation benefit; in Fiscal 1994, Mr. Young received $14,027 in profit sharing contributions. In Fiscal 1995, Mr. Munk received $5,181 in profit sharing contributions and $2,121 in life insurance benefit; in Fiscal 1994, Mr. Munk received $4,712 in profit sharing contributions and $1,867 in life insurance benefit; in Fiscal 1993, Mr. Munk received $5,184 in profit sharing contributions and $1,653 in life insurance benefit.



(2) The bonus to Mr. Edward Frankel in Fiscal 1993 was determined and approved by the Garden State Nutritionals, Inc. Board of Directors based upon the substantial improvement in the Company's sales and operating earnings over the prior year.



(3) Prior to January 1, 1996, salary amounts paid to Keith Frankel were based primarily on commissions earned on sales of Cel-Mark International, Inc. and Garden State Nutritionals, Inc. See "Management -- Employment Agreements".



(4) Does not include the value of 8,000 shares of Common Stock issued to each of Messrs. Jacobowitz and Young shortly prior to this Offering at a purchase price of $1.00 per share or the value of options to purchase 45,000 shares granted to each of Messrs. Jacobowitz and Young which are not currently exercisable. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements and -- 1996 Stock Option Plan".



(5) Does not include the value of 25,000 shares of Common Stock issued shortly prior to this Offering at a purchase price of $1.00 per share or the value of options to purchase 45,000 shares, which are not currently exercisable. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements and -- 1996 Stock Option Plan".


EMPLOYMENT AGREEMENTS


     Effective as of January 1, 1996, the Company has entered into employment agreements with Messrs. Edward and Keith Frankel, which expire on June 30, 1999. Each such agreement provides for a $500,000 annual base salary. Such agreements further provide that beginning in 1997 the base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index published by the U.S. Department of Labor. Subsequent to June 30, 1997, the Compensation Committee may determine to award bonuses to such executives on the basis of operating results. Such employment agreements further prohibit the employee from engaging in certain activities in competition with the Company, soliciting any customers or certain potential customers of the Company or contacting any strategic partner of the Company with the intention of entering into a joint venture or similar business relationship for a period of 12 months following termination of employment other than by the employee with good reason or by the Company without cause (each as defined therein) or termination by the Company in any way that is a breach of the employment agreement. The employee must also hold all confidential information of the Company in trust and confidence and not disclose any such information to anyone outside the Company.



     Such employment agreements further provide that (i) in the event of disability, the employee's compensation will be continued for nine months and his salary will be continued for the balance of the term and that during such balance of the term and for one year thereafter the employee will receive certain health and welfare benefits such as medical, dental, disability, dependent care and life insurance coverage as well as use of a Company automobile and an office and secretarial services (the "Post-Termination Benefits"), (ii) in the event of termination of the employee with good reason or by the Company without cause, (x) the employee will receive his salary and bonus (which shall be not less than the highest bonus paid prior to such termination) for the balance of the term, (y) during such balance of the term and for one year thereafter the employee will receive the Post-Termination Benefits and (z) the employee shall be entitled to receive all benefits under all employee benefit plans, a pro-rated amount of salary in respect of unpaid vacation and sick leave and payment of all legal fees and expenses incurred by the employee in connection with such termination or the enforcement of any rights or benefits under the employment agreement, and (iii) in the event of death, there will be paid to the Employee's estate, as a death benefit, compensation for a 12 month period equal to the base compensation applicable at the time of death.


NON-COMPETITION, CONFIDENTIALITY AND OTHER EMPLOYEE ARRANGEMENTS


     In addition to the non-competition and confidentiality provisions applicable to Messrs. Edward and Keith Frankel contained in their respective employment agreements, other executive officers and certain other key employees have entered into agreements under which such individuals must maintain the confidentiality of the Company's proprietary or confidential information. Such other agreements further provide that during the term of employment of each individual and for two years thereafter, the individual will neither solicit any customers or certain potential customers of the Company nor contact any strategic partner of the Company with the intention of entering into a joint venture or similar business relationship.


     The Company has a qualified profit sharing plan for all employees meeting certain minimum eligibility requirements. Contributions are determined annually at the discretion of the Board of Directors. Participants become vested at the rate of 20% per year, provided that they have completed one year of service.

     The Company has entered into deferred compensation agreements with certain executives including Messrs. Keith Frankel, Myron Jacobowitz and Stephen Young pursuant to which the Company pays the premiums for life insurance policies on those employees. The Company is the beneficiary of the policies and has an arrangement with the employee to compensate the employee or his estate in the event of retirement or death, after the Company recoups its entire cost. See "Management -- Summary Compensation Table".


     Pursuant to a Restricted Stock Plan and Stock Purchase Agreements thereunder, the Company has sold to several employees an aggregate of 51,000 shares of Common Stock at a purchase price of $1.00 per share, including 25,000 shares to Howard Munk, 8,000 shares to Myron Jacobowitz and 8,000 shares to Stephen Young. Under the terms of such Stock Purchase Agreements, the shares so purchased are subject to repurchase by the Company, at the same price, if the individual engages in certain activities in competition with the Company or ceases to be employed by the Company prior to the fifth anniversary of the date of purchase, unless such termination is not a discharge for cause, as defined in the Stock Purchase Agreements. Such repurchase right lapses over a five year period at the rate of 20% of the purchased shares, per year, subject to earlier lapse in full upon a Change in Control or the individual's death, retirement or permanent and total disability. A "Change in Control" for this purpose shall be deemed to have occurred if and when Messrs. Edward and Keith Frankel cease to beneficially own an aggregate of 25% of the combined voting power of the Company's then outstanding securities or upon a change in the composition of the Board such that a majority of the members of the Board immediately prior to such change are no longer members of the Board, which, in the sole discretion of the Board immediately prior to such change, is determined to be a change hostile to, and not in the best interests of, the stockholders of Company.


1996 STOCK OPTION PLAN


     The Company's 1996 Stock Option Plan reserves for issuance up to 1,300,000 shares of the Company's Common Stock pursuant to the exercise of options granted under such plan. The number of shares is subject to adjustment for any future stock dividends, splits, mergers, combinations, or other changes in capitalization as described in the 1996 Stock Option Plan. As of the date of this Offering, the Company has issued options to purchase 615,000 shares at the initial public offering price per share. Such options are exercisable for eight years from the date of grant and vest in five equal installments on the first five anniversaries of the date of grant. Options to purchase 45,000 shares were granted to each of Messrs. Young, Jacobowitz and Munk.



     Authority to administer the 1996 Stock Option Plan and to grant awards rests with the Board of Directors. The Board has delegated its authority to grant awards to any employee (including officers who are members of the Board) to the Option Committee. The 1996 Stock Option Plan will terminate on May 30, 2006, but the Board retains the right to suspend, terminate or amend the Plan at any time. On termination of the Plan, outstanding awards remain in effect until they expire by their terms, are forfeited or otherwise terminate.



     Options may be granted under the 1996 Stock Option Plan to full or part-time employees, officers, consultants and advisors of the Company and its affiliates. Non-employee Directors are also eligible for the grant of options pursuant to the nondiscretionary provisions of the 1996 Stock Option Plan.



     Options granted to employees may be either incentive stock options ("ISOs") which satisfy the requirements of Section 422 of the Internal Revenue Code (the "Code") or nonstatutory options ("NSOs") which are not intended to satisfy such requirements. Options granted to non-employee Directors, consultants and advisors may only be NSOs.



     The option exercise price of ISOs and NSOs may not be less than the fair market value of the Company's Common Stock on the date of grant. Payment of the exercise price may be made in cash, by certified check, promissory note, other shares of the Company's Common Stock, or through a same day sale program or any combination thereof. In addition, the Board may authorize loans and loan guarantees for the exercise price. The term of an ISO may not exceed ten years. The term of an NSO may not exceed ten years plus one day.



     Options granted to employees may be made cumulatively exercisable in annual installments. Options may be made exercisable only under such conditions as the Board or its delegate may establish, such as if the optionee remains employed until a specified date, or if specified performance goals have been met. If an optionee's employment terminates because of misconduct, any options that the optionee holds terminate immediately. If an optionee's employment terminates for any reason other than misconduct, the option remains exercisable for a fixed period of three months (twelve months or such other period as the Board may fix where employment has terminated because of death or disability) or a longer period to be fixed by the Board or its delegate up to the remainder of the option's term. In no case may an option be exercised after the expiration of the option term. An option may be exercised by the optionee or his guardian or legal representative.



     If a participant's employment is terminated for any reason other than for cause (or, with respect to certain participants who are executive officers of the Corporation as defined in the 1996 Stock Option Plan, there is a constructive termination of their employment) within one year after a Change of Control, all options held by such a participant become fully vested. A constructive termination occurs if the participant resigns because of a diminution or adverse change in his or her conditions of employment. For this purpose, a "Change of Control" will generally be deemed to have occurred upon the acquisition by any person of more than 20% of either the then outstanding shares of the Company's Common Stock or the combined voting power of the Company's then outstanding securities (not including in the securities beneficially owned by such person any securities acquired directly from the Company or any of its affiliates), a change in membership of the Board of Directors such that Directors in office at the beginning of any two-year period or approved by two-thirds of the Directors then still in office cease to constitute a majority of the Board, certain mergers or corporate transactions in which the Company is not the surviving entity, or a liquidation of the Company or a sale of substantially all of the Company's assets.



     Each current non-employee Director has been granted an initial option for 10,000 shares as of the date of this Offering and future elected non-employee Directors will be granted an initial option for 10,000 shares when first elected. For so long as a non-employee Director continues to serve on the Board, on the first business day coincident with or following each annual meeting of the Corporation's stockholders at which directors are elected, he or she will automatically receive an additional option for 2,000 shares. Options granted to non-employee Directors will be fully vested when granted and may be exercised for up to twelve months following termination of their service on the Board.



     No taxable income is recognized by an optionee upon the grant of an NSO. The optionee generally will recognize ordinary income in the year in which the option is exercised equal to the excess of the fair market value of the purchased shares at the date of exercise over the exercise price, and the optionee will be required to satisfy the tax withholding requirements applicable to such income which the optionee may elect to satisfy by having the Company withhold shares from the shares otherwise due or by delivering a sufficient number of previously owned shares of Common Stock to the Company. On ultimate sale of the shares, the optionee will generally recognize as capital gain or loss the difference between the fair market value on the date of exercise and the ultimate sale price.


     No taxable income is recognized by the optionee at the time of the grant of an ISO and, except in determining alternative minimum tax, no taxable income is recognized at the time the ISO is exercised. The optionee will, however, recognize taxable income or loss in the year in which the purchased shares are sold or otherwise made the subject of disposition. For Federal tax purposes, dispositions of ISOs are divided into two categories: qualifying and disqualifying. The optionee will make a qualifying disposition of the purchased shares if the sale or other taxable disposition of such shares is made more than two years after the grant date of the option and more than one year after the exercise date. If the optionee fails to satisfy either of these two holding periods prior to the sale or other disposition of the purchased shares, then a disqualifying disposition will result. Upon a qualifying disposition of the shares, the optionee generally will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition over (ii) the option price paid for the shares. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of the shares at the date of exercise (or, if lower, the fair market value of the shares on the date of disposition) over (ii) the option price paid therefor will be taxable as ordinary income. Any additional gain recognized upon the disposition will be a capital gain, and such gain will be long-term if the shares have been held for more than one year following exercise of the option.

     The difference between the fair market value of shares subject to an ISO on the date of exercise and the exercise price of such shares is an adjustment to income for purposes of the alternative minimum tax (the

"AMT"). The AMT (imposed to the extent it exceeds the taxpayer's regular tax) is 26% of an individual taxpayer's alternative minimum taxable income (28% in the case of alternative minimum taxable income in excess of $175,000). Alternative minimum taxable income is determined by adjusting regular taxable income for certain items, increasing that income by certain tax preference items (including the difference between the fair market value of the shares subject to the ISO on the date of exercise and the exercise price) and reducing this amount by the applicable exemption amount ($45,000 in case of a joint return, subject to reduction under certain circumstances). If a disqualifying disposition of the shares subject to an ISO occurs in the same calendar year as exercise of the ISO, there is no AMT adjustment with respect to those shares. Also, upon a sale of such shares that is a qualifying disposition, alternative minimum taxable income is reduced in the year of sale by the excess of the fair market value of the shares subject to the ISO at exercise over the amount paid for such shares.

     The Company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee in connection with the exercise of an NSO. The deduction generally will be allowed for the taxable year of the Company in which occurs the last day of the calendar year in which the optionee recognizes ordinary income in connection with such exercise.

     If the optionee makes a disqualifying disposition of the shares purchased on exercise of an ISO, then the Company will be entitled to an income tax deduction for the taxable year in which such disposition occurs, equal to the amount which is taxable to the employee as ordinary income. In no other instance will the Company be allowed a deduction with respect to the optionee's disposition of the shares purchased upon exercise of an ISO.


     Under Section 162(m) of the Code, the Company is not entitled to a deduction for certain executive compensation in excess of $1,000,000. This limitation applies to compensation paid to the Company's Chief Executive Officer and to each of its next four most highly compensated executive officers. Amounts treated as compensation pursuant to the exercise of stock options are subject to the deduction limit, unless the option exercise price is at least equal to the fair market value of the underlying stock on the date of grant. In addition, subject to certain exceptions applicable to companies whose stock has not previously been publicly traded, such as the Company, the grant of options must be made by a committee of at least two "outside directors" (as defined in Section 162(m) of the Code). Awards granted under the Stock Option Plan are intended to qualify for full deductibility. In order to so qualify, the maximum number of shares which may be granted to an individual under the full ten-year term of the 1996 Stock Option Plan is limited to 350,000 shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company's approximately 140,000 square foot facility located at 8 Henderson Drive, West Caldwell, New Jersey is leased to the Company by a limited liability company (the "Henderson Drive LLC"), whose members are Messrs. Edward and Keith Frankel. Such lease is on a triple-net basis and provides for a rental of approximately $720,000 per annum. The Henderson Drive lease term began on November 1, 1995, expires on November 30, 2000 and is renewable at the Company's option for up to an additional ten years. The Henderson Drive facility is subject to a $3.5 million mortgage which secures the term loan obligations of its owner, which obligations are guaranteed by the Company. The Company's approximately 35,000 square foot facility located at 100 Lehigh Drive, Fairfield, New Jersey is leased to the Company by a partnership (the "Lehigh Drive Partnership") which includes Messrs. Edward and Keith Frankel as general partners and Howard Munk as a limited partner. Such lease is on a triple-net basis and provides for a rental of approximately $311,000 per annum subject to increase based upon increases in the borrowing rate charged to the Lehigh Drive Partnership in respect of the financing of the facility. The Lehigh Drive lease term began on June 30, 1985 and expires on June 30, 2001. The Company believes that the terms of both such leases are not less favorable to the Company than terms that could be obtained from unaffiliated parties for comparable facilities. See "S Corporation Distributions" for a description of certain amounts distributed and to be distributed to Messrs. Edward and Keith Frankel and "Management -- Employment Agreements" for a description of the employment agreements between Messrs. Edward and Keith Frankel and the Company.


     The Company included in operating expenses amounts billed by Horowitz, Waldman, Berretta & Maldow, CPA, LLP, an accounting firm which includes Mr. Julius M. Horowitz, a Director of the Company, $46,000 in the first quarter of 1996, $299,000 in Fiscal 1995, $183,000 in Fiscal 1994, $277,000 in Fiscal 1993
and $49,000 for the four month period ended December 31, 1993 for accounting and auditing services. Such firm will continue to provide certain accounting services following this Offering. See "Business -- Change in Auditors".



     During Fiscal 1994, Garden State Nutritionals, Inc. redeemed from a former stockholder approximately 12% of its outstanding shares of capital stock for $400,000. Concurrently with the closing of such stock redemption, the Company entered into an employment, non-competition and confidentiality agreement with such former stockholder which remains in effect through August 31, 1999, pursuant to which the Company (i) made certain lump sum bonus and non-compete payments aggregating $375,000, and (ii) is required to pay $200,000 per year throughout the remainder of the term thereof. During Fiscal 1995, Mr. Keith Frankel purchased from a former stockholder of Windmill Marketing Services, Inc. approximately 5% of its outstanding shares of capital stock for $75,000. At the time of the closing of such stock purchase, the Company entered into a consulting, non-competition and confidentiality agreement with such former stockholder which remains in effect through December 31, 2004, pursuant to which the Company is required to pay $50,000 per year. In 1992, each of Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. redeemed a minority interest from a former stockholder of such companies, and Windmill Marketing Services, Inc. purchased the assets of a vitamin and nutritional supplement distribution company controlled by such former stockholder for $442,000 and the assumption of $426,000 of liabilities. Concurrently with such stock redemption and purchase, such former stockholder and the company which he had controlled entered into eight-year consulting and non-competition agreements with such companies, pursuant to which the Company is currently required to pay $250,000 per year through 2000. See Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources and Note F of Notes to Consolidated Financial Statements.



     During 1995, the Company made a 6% interest bearing advance to Mr. Keith Frankel in the amount of $254,000 in connection with certain tax obligations of Mr. Frankel, primarily related to his status as an S corporation stockholder. During 1995 the Company advanced certain legal and other professional expenses for the Henderson Drive LLC and Lehigh Drive Partnership resulting in amounts due from those entities at December 31, 1995 of $54,000 and $70,000 respectively. Since January 1, 1995 the largest amount of each such advance was $254,000 to Mr. Frankel, $54,000 to the Henderson Drive LLC and $70,000 to the Lehigh Drive Partnership, respectively. As of April 30, 1996, the entire amount of the advance to Mr. Frankel and the Henderson Drive LLC had been paid and there remained a balance of $65,000 due from the Lehigh Drive

Partnership, which is scheduled to be paid during 1996. During the first quarter of 1996 the Company repaid a non-interest bearing loan in the amount of $78,000 made by Mr. Edward Frankel in Fiscal 1994.



     The Board of Directors of the Company has not adopted a specific policy for considering future transactions with management and their affiliates. However, the Company is subject to Section 144 of the Delaware General Corporation Law, which provides that transactions between the Company and its directors or officers or entities in which they have a financial interest are not void or voidable solely due to the conflict of interest, the fact that such directors or officers are present at the meeting authorizing the transaction or the fact that their votes are counted for authorization if one of the following conditions is met: (i) the material facts have been disclosed to the board and a majority of disinterested directors authorize the transaction, (ii) the material facts are disclosed to the stockholders and the contract is approved in good faith by a vote of the stockholders, or (iii) the transaction is fair as to the Company as of the time it is approved by the directors, a committee, or the stockholders.

                       PRINCIPAL AND SELLING STOCKHOLDERS


     The following table sets forth certain information regarding ownership of the Common Stock as of June 17, 1996 and immediately following the Offering by
(i) each person or entity who owns of record or beneficially five percent or more of the Company's Common Stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) each stockholder selling shares of Common Stock in the Offering (collectively, the "Selling Stockholders"). To the knowledge of the Company, each of such stockholders has sole voting and investment power as to the shares shown unless otherwise noted. The address of each holder of 5% or more of the Company's common stock is the Company's corporate address.



                                      BENEFICIAL OWNERSHIP
                                              PRIOR               NUMBER OF       BENEFICIAL OWNERSHIP
                                           TO OFFERING             SHARES          AFTER OFFERING(1)
                                    -------------------------       BEING       ------------------------
         BENEFICIAL OWNER             SHARES       PERCENT(2)      OFFERED       SHARES       PERCENT(2)
- ----------------------------------  ----------     ----------     ---------     ---------     ----------
Edward M. Frankel.................   5,756,696        40.6%       2,400,000     3,356,696       20.3%
Keith I. Frankel(3)...............   8,303,004        58.6%       2,400,000     5,903,004       35.6%
Joel H. Girsky(4).................      10,000           *               --        10,000           *
Julius M. Horowitz(4).............      10,000           *               --        10,000           *
Stephen J. Young(5)...............       8,000           *               --         8,000           *
Myron Jacobowitz(5)...............       8,000           *               --         8,000           *
Howard L. Munk(5).................      25,000           *               --        25,000           *
All directors and executive
  officers as a group (7
  persons)........................  14,120,700(2)     99.5%       4,800,000     9,320,700(2)    56.2%


- ---------------
 *  Represents less than 1%


(1) Assumes no exercise of the Underwriters' over-allotment option. If the Underwriters exercise their over-allotment option in full, Mr. Edward Frankel will beneficially own 2,996,696 shares and Mr. Keith Frankel will beneficially own 5,543,004 shares, representing an aggregate of 50.4% of the outstanding shares of Common Stock.



(2) Includes 51,000 shares of Common Stock issued prior to this Offering at a purchase price of $1.00 per share. See "Management -- Non-Competition, Confidentiality and Other Employee Arrangements".



(3) Includes an aggregate of 2,546,308 shares held by trusts established by Mr. and Mrs. Edward Frankel for the benefit of their sons, Keith Frankel and Frank Frankel (the "Trusts"). Keith Frankel, as trustee, possesses the sole power to vote and to dispose of such shares, and therefore may be deemed the beneficial owner of such shares. Mr. and Mrs. Edward Frankel retain the right to receive an annuity from the Trusts, which may be paid by delivery of shares valued at their then fair market value.



(4) Represents shares of Common Stock which may be purchased upon exercise of options. See "Management -- 1996 Stock Option Plan".



(5) Represents shares of Common Stock purchased prior to this Offering described in footnote 2 above. Excludes 45,000 shares as to each of Messrs. Young, Jacobowitz and Munk which may be purchased upon exercise of options which are not currently exercisable. See "Management -- 1996 Stock Option Plan".

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"). Upon completion of this Offering, 16,566,000 shares of Common Stock will be issued and outstanding and no shares of Preferred Stock will be outstanding. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK


     As of June 17, 1996, there were 14,166,000 shares of Common Stock outstanding, all of which were held by ten holders of record. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy". Following consummation of this Offering, the shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to vote on all matters submitted to a vote of stockholders.


PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board of Directors of the Company, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS AND STATUTORY PROVISIONS

     The Certificate of Incorporation provides that the Company's Board of Directors will be divided into three classes, with each class, after a transitional period, serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board of Directors which arises during the term of a director. The provision for a classified board may be amended, altered or repealed only upon the affirmative vote of the holders of at least 80% of the outstanding shares of the voting stock of the Company. The classification of the Board of Directors may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may have the effect of maintaining the incumbency of the Board of Directors. See "Management".

     The Certificate of Incorporation requires that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. Additionally, the Certificate of Incorporation requires that special meetings of the stockholders of the Company be called only by a majority of the Board of Directors or by certain officers.

     The By-laws provide that stockholders seeking to bring business before or to nominate directors at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within 10 days following the date on which such notice was given. The By-laws also specify certain requirements for a stockholder's notice to be in proper written form. These provisions will restrict the ability of stockholders to bring matters before the stockholders or to make nominations for directors at meetings of stockholders.

     Following the consummation of this Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by
(a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder". A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In addition, the Certificate of Incorporation provides that the affirmative vote of a least 80% of the outstanding voting stock is required for a business combination between the Company or any subsidiary and the beneficial owner of more than five percent of the outstanding voting stock unless such transaction (i) has been approved by a majority of the disinterested directors or (ii) involves a person who, as of the effectiveness of the Offering, was the beneficial owner of more than five percent of the outstanding voting stock.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the Common Stock will be American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of this Offering there will be 16,566,000 shares of Common Stock outstanding. The 7,200,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company, as that term is defined in Rule 144, which shares will be subject to the resale limitations of Rule 144. Each director, executive officer, Trust and Selling Stockholder has agreed not to sell or transfer any shares of Common Stock for a period of 360 days from the date of this Offering without the consent of the Representatives (as defined below). Of the shares outstanding upon the closing of this Offering, 9,366,000 will be deemed "restricted securities" under Rule 144 and may not be sold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Of such restricted securities, 9,315,000 shares are currently eligible for sale under Rule 144, subject to certain volume and other limitations, and 51,000 shares will be eligible for sale under Rule 701(c) promulgated under the Securities Act 90 days after the date of this Offering, subject to certain limitations relating to the manner of sale of those shares.

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above.

     The Company is unable to estimate the number of shares that will be sold under Rule 144, as this will depend on the market price of the Common Stock of the Company, the personal circumstances of the sellers and other factors. Prior to this Offering, there has been no public market for the Common Stock, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after the Offering. Any future sale of substantial amounts of the Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Bear, Stearns & Co. Inc. and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (together, the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth opposite their names below:

                                                                           NUMBER OF SHARES
                                 UNDERWRITER                               TO BE PURCHASED
    ---------------------------------------------------------------------  ----------------
    Bear, Stearns & Co. Inc..............................................
    Donaldson, Lufkin & Jenrette Securities Corporation..................
                                                                                -------
              Total......................................................
                                                                                =======

     The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. The nature of the obligations of the Underwriters is such that they are committed to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose initially to offer the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus. The Underwriters may allow a selected dealer
concession of not more than $     per share, and the Underwriters may allow, and
such dealers may reallow, concessions not in excess of $     per share to
certain other dealers. After the initial public offering, the public offering price and concessions and reallowance to dealers may be changed by the Representatives.

     The Selling Stockholders and the Company have granted an option to the Underwriters, exercisable at any time during the 30 day period after the date of this Prospectus, to purchase from the Selling Stockholders and the Company up to an additional 720,000 shares (360,000 from each) and 360,000 shares, respectively, of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the sale of the shares of Common Stock offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such Underwriter's purchase obligations set forth in the foregoing table.

     The Underwriting Agreement provides that the Company and each of the Selling Stockholders will indemnify the several Underwriters against certain liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     All executive officers and directors of the Company and certain stockholders, including, without limitation, the Selling Stockholders, have agreed with the Underwriters that they will not sell, transfer, assign, contract to sell or otherwise dispose of any shares of Common Stock owned by them for a period of 360 days after the date of this Prospectus without the prior written consent of the Representatives.

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters do not expect to confirm sales to discretionary accounts.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price has been determined by negotiation among the Company and the Representatives. Among the factors which were considered in such negotiations are the Company's history, capital structure and financial condition, its past and present earnings and the trend of such earnings, prospects for the Company and its industry, the present state of the Company's development, the recent market prices of publicly-held companies that the Company and the Representatives believe to be comparable to the Company and general conditions prevailing in the securities markets at the time of this Offering.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Morrison Cohen Singer & Weinstein, LLP, New York, New York. Certain legal matters will be passed upon for the Underwriters by Kramer, Levin, Naftalis & Frankel, New York, New York.

                                    EXPERTS

     The consolidated balance sheets as of December 31, 1994 and 1995, and the consolidated statements of earnings, changes in stockholders' equity and cash flows for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995 have been included in this Prospectus in reliance upon the report of Grant Thornton LLP, independent certified public accountants, given on the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 pursuant to the Securities Act with respect to the Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract, agreement or other document filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and to the consolidated financial statements, schedules and exhibits filed as a part thereof.


     Upon completion of the Offering, the Company will be subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof and the reports and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following regional offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material or any part thereof may also be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web, the address of which is http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers, such as the Company, that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
Report of Independent Certified Public Accountants....................................  F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and March 31, 1996.......  F-3
Consolidated Statements of Earnings for the year ended August 31, 1993, the four months ended December 31, 1993, the years ended December 31, 1994 and 1995 and March
  31, 1996............................................................................  F-4
Consolidated Statement of Stockholders' Equity for the year ended August 31, 1993, the four months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996...............................................  F-5
Consolidated Statements of Cash Flows for the year ended August 31, 1993, the four months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1996...................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

                        REPORT OF INDEPENDENT CERTIFIED
                               PUBLIC ACCOUNTANTS

Board of Directors
  VITAQUEST INTERNATIONAL INC.

     We have audited the accompanying consolidated balance sheets of Vitaquest International Inc., and Subsidiary as of December 31, 1994 and 1995, and the related consolidated statements of earnings, stockholders' equity and cash flows for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Vitaquest International Inc. and Subsidiary as of December 31, 1994 and 1995, and the consolidated results of their operations and their consolidated cash flows for each of the years then ended, the four-month period ended December 31, 1993 and the year ended August 31, 1993, in conformity with generally accepted accounting principles.

     We have also audited Schedule II of Vitaquest International Inc. and Subsidiary for the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995. In our opinion, this schedule presents fairly, in all material respects, the information required to be set forth therein.


GRANT THORNTON LLP


Parsippany, New Jersey
April 12, 1996

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS


                                                                                                     PRO FORMA
                                                                                      MARCH 31,      MARCH 31,
                                                       DECEMBER 31,   DECEMBER 31,       1996           1996
                                                           1994           1995       ------------  ------------
                                                       ------------   ------------   (UNAUDITED)    (UNAUDITED)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................  $  2,470,874   $  3,838,005   $  4,565,252   $    964,429
  Marketable securities..............................     1,611,376      1,776,429             --             --
  Accounts receivable, net of allowance for doubtful
     accounts of $200,000 in 1994, $381,000 in 1995
     and
     $403,000 in 1996................................     7,939,384      9,401,509     10,938,236     10,938,236
  Inventories........................................     4,964,000      6,948,132      6,281,804      6,281,804
  Prepaid expenses and other.........................       567,889        719,927        847,463        847,463
  Due from stockholders..............................            --        377,684        122,983        122,983
                                                        -----------    -----------    -----------    -----------
          Total current assets.......................    17,553,523     23,061,686     22,755,738     19,154,915
Property and equipment -- at cost, net...............     3,558,259      3,464,332      4,272,788      4,272,788
Intangible assets (less accumulated amortization of
  $389,970 in 1994, $482,492 in 1995 and $518,122 in
  1996)..............................................       849,764        707,242        671,612        671,612
Other assets.........................................     1,043,317      1,221,003      1,228,251      1,228,251
                                                        -----------    -----------    -----------    -----------
                                                       $ 23,004,863   $ 28,454,263   $ 28,928,389   $ 25,327,566
                                                        ===========    ===========    ===========    ===========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt...............  $    362,499   $  1,237,683   $  1,237,040   $  1,237,040
  Due to stockholders................................       815,260      1,331,747        994,131        994,131
  Accounts payable...................................     4,276,074      4,839,730      4,296,770      4,296,770
  Customer deposits..................................       916,754        667,373        327,535        327,535
  Accrued expenses...................................     1,623,969      2,244,964      2,504,955      2,504,955
  Deferred income taxes..............................            --             --             --         32,000
                                                        -----------    -----------    -----------    -----------
          Total current liabilities..................     7,994,556     10,321,497      9,360,431      9,392,431
Long-term debt, less current maturities..............     1,958,755      7,721,916      7,430,220      7,430,220
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value; 5,000,000 shares
     authorized, none issued and outstanding.........            --             --             --             --
  Common stock, $.01 par value; 50,000,000 shares
     authorized; 14,115,000 shares issued and
     outstanding, actual; 14,166,000 shares, pro
     forma...........................................       141,150        141,150        141,150        141,660
  Additional paid-in capital.........................            --             --             --        815,490
  Retained earnings..................................    13,010,248     10,253,256     11,996,588      8,312,765
  Unrealized gain (loss) on marketable securities....       (99,846)        16,444             --             --
  Unearned compensation..............................            --             --             --       (765,000)
                                                        -----------    -----------    -----------    -----------
          Total stockholders equity..................    13,051,552     10,410,850     12,137,738      8,504,915
                                                        -----------    -----------    -----------    -----------
                                                       $ 23,004,863   $ 28,454,263   $ 28,928,389   $ 25,327,566
                                                        ===========    ===========    ===========    ===========


The accompanying notes are an integral part of these statements.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF EARNINGS



                                                                                             T HREE MONTHS ENDED MARCH
                                                  FOUR MONTHS                                           31,
                                    YEAR ENDED       ENDED        YEAR ENDED DECEMBER 31,    -------------------------
                                    AUGUST 31,    DECEMBER 31,   -------------------------      1995          1996
                                       1993           1993          1994          1995       -----------   -----------
                                    -----------   ------------   -----------   -----------   (UNAUDITED)   (UNAUDITED)
Net sales.........................  $35,584,190   $ 13,616,852   $50,191,851   $60,633,243   $14,365,304   $18,027,967
Cost of goods sold................   20,525,472      7,675,025    27,391,998    31,728,577     7,759,664     8,972,544
                                    -----------    -----------   -----------   -----------
     Gross profit.................   15,058,718      5,941,827    22,799,853    28,904,666     6,605,640     9,055,423
Operating expenses
  Selling, general and
     administrative...............   11,465,498      4,070,262    13,991,948    16,343,133     3,711,735     4,160,021
                                    -----------    -----------   -----------   -----------
     Operating earnings...........    3,593,220      1,871,565     8,807,905    12,561,533     2,893,905     4,895,402
Other income (expense)
  Investment income...............      142,179         24,300        93,321       199,079        42,805        74,414
  Interest expense................     (205,833)       (72,189)     (213,532)     (336,040)      (48,931)     (176,007)
  Miscellaneous income............      127,901        (13,600)      254,611       219,968        12,191        60,922
                                    -----------    -----------   -----------   -----------   -----------   -----------
     Earnings before income
       taxes......................    3,657,467      1,810,076     8,942,305    12,644,540     2,899,970     4,854,731
Income taxes......................    1,574,841        180,223       268,187       224,000        82,000       123,000
                                    -----------    -----------   -----------   -----------   -----------   -----------
          Net earnings............  $ 2,082,626   $  1,629,853   $ 8,674,118   $12,420,540   $ 2,817,970   $ 4,731,731
                                    ===========   ============   ===========   ===========   ===========   ===========
Pro forma data
  Historical earnings before
     income taxes.................                                             $12,644,540   $ 2,899,970   $ 4,854,731
  Compensation differential.......                                               1,791,135       308,193       --
  Income taxes....................                                              (5,926,000)   (1,317,000)   (1,996,000)
                                                                               -----------   -----------   -----------
          Net earnings............                                             $ 8,509,675   $ 1,891,163   $ 2,858,731
                                                                               ===========   ===========   ===========
  Net earnings per share..........                                             $       .58   $       .13   $       .20
                                                                               ===========   ===========   ===========
  Weighted average number of
     common shares outstanding....                                              14,618,209    14,618,209    14,618,209
                                                                               ===========   ===========   ===========


The accompanying notes are an integral part of these statements.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


                                                                             UNREALIZED
                                          COMMON STOCK                          GAIN
                                      ---------------------                  (LOSS) ON        TOTAL
                                                     PAR        RETAINED     MARKETABLE   STOCKHOLDERS'
                                        SHARES      VALUE       EARNINGS     SECURITIES      EQUITY
                                      ----------   --------   ------------   ----------   -------------
Balance at September 1, 1992......... 14,115,000   $141,150   $  7,068,523    $     --     $  7,209,673
Net earnings.........................         --         --      2,082,626          --        2,082,626
Distributions to stockholders........         --         --       (400,000)         --         (400,000)
                                      ----------   --------    -----------    --------      -----------
Balance at August 31, 1993........... 14,115,000    141,150      8,751,149          --        8,892,299
Net earnings.........................         --         --      1,629,853          --        1,629,853
Distributions to stockholders........         --         --       (660,885)         --         (660,885)
                                      ----------   --------    -----------    --------      -----------
Balance at December 31, 1993......... 14,115,000    141,150      9,720,117          --        9,861,267
Net earnings.........................         --         --      8,674,118          --        8,674,118
Unrealized loss on marketable
  securities.........................         --         --             --     (99,846)         (99,846)
Purchase of treasury stock...........         --         --       (400,000)         --         (400,000)
Distributions to stockholders........         --         --     (4,983,987)         --       (4,983,987)
                                      ----------   --------    -----------    --------      -----------
Balance at December 31, 1994......... 14,115,000    141,150     13,010,248     (99,846)      13,051,552
Net earnings.........................         --         --     12,420,540          --       12,420,540
Distributions to stockholders........         --         --    (15,177,532)         --      (15,177,532)
Unrealized gain on marketable
  securities.........................         --         --             --     116,290          116,290
                                      ----------   --------    -----------    --------      -----------
Balance at December 31, 1995......... 14,115,000   $141,150   $ 10,253,256    $ 16,444     $ 10,410,850
                                      ----------   --------    -----------    --------      -----------
Net earnings (unaudited).............         --         --      4,731,731          --        4,731,731
Distributions to stockholders
  (unaudited)........................         --         --     (2,988,399)         --       (2,988,399)
Sale of marketable securities
  (unaudited)........................         --         --             --     (16,444)         (16,444)
                                      ----------   --------    -----------    --------      -----------
BALANCE AT MARCH 31, 1996
  (UNAUDITED)........................ 14,115,000   $141,150   $ 11,996,588    $     --     $ 12,137,738
                                      ==========   ========    ===========    ========      ===========


The accompanying notes are an integral part of this statement.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS






                                                        FOUR MONTHS                                       THREE MONTHS ENDED
                                         YEAR ENDED        ENDED          YEAR ENDED DECEMBER 31,              MARCH 31,
                                         AUGUST 31,     DECEMBER 31,    ---------------------------    --------------------------
                                            1993            1993           1994            1995           1995           1996
                                         -----------    ------------    -----------    ------------    -----------    -----------
                                                                                                       (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net earnings.......................... $ 2,082,626     $1,629,853     $ 8,674,118    $ 12,420,540    $ 2,817,970    $ 4,731,731
  Adjustments to reconcile net earnings
    to net cash provided by operating
    activities:
    Depreciation and amortization.......     460,654        159,116         621,208         824,240        171,953        227,672
    Provision for losses on accounts
       receivable.......................     101,537             --         256,179         181,200         16,214         21,800
    Loss (gain) on sale of marketable
       securities.......................     (16,098)        25,575          43,679          32,741             --        (15,162)
    (Earnings) loss from joint
       venture..........................     (26,984)        22,611         (18,124)        (30,331)            --         (4,500)
    Increase (decrease) in cash flows
       from changes in operating assets
       and liabilities:
       Accounts receivable..............    (717,666)      (356,626)     (1,658,343)     (1,643,325)    (2,310,581)    (1,558,527)
       Inventories......................  (1,569,788)       217,000      (1,063,000)     (1,984,132)    (1,471,002)       666,328
       Prepaid expenses and other.......     321,188         62,739         125,608        (152,038)      (258,315)      (122,804)
       Other assets.....................     (27,748)         3,104         (93,185)       (147,355)       (18,733)        (3,026)
       Accounts payable and accrued
         expenses.......................     128,510       (668,280)      1,358,112       1,184,651      1,990,824       (282,249)
       Customer deposits................     421,784         (8,046)        386,231        (249,381)      (885,863)      (339,838)
                                         -----------     ----------     -----------      ----------      ---------      ---------
         Net cash provided by operating
           activities...................   1,158,015      1,087,046       8,632,483      10,436,810         52,467      3,321,425
                                         -----------     ----------     -----------      ----------      ---------      ---------
Cash flows from investing activities:
  Proceeds from sale of marketable
    securities and returns of
    principal...........................   1,335,775        352,813       1,596,281       1,332,091          1,082        495,242
  Purchases of marketable securities....  (1,174,752)      (585,627)     (2,467,606)     (1,413,595)        (5,334)       (10,488)
  Acquisition of property and
    equipment...........................  (1,085,581)       (40,120)     (1,549,334)       (587,791)      (295,199)    (1,000,498)
  Acquisition of intangible assets......          --             --        (125,000)             --             --             --
                                         -----------     ----------     -----------      ----------      ---------      ---------
         Net cash used in investing
           activities...................    (924,558)      (272,934)     (2,545,659)       (669,295)      (299,451)      (515,744)
                                         -----------     ----------     -----------      ----------      ---------      ---------
Cash flows from financing activities:
  Proceeds from bank borrowings.........     350,000             --              --       7,000,000             --             --
  Payments of long-term debt............    (574,750)      (172,880)       (363,338)       (361,655)       (45,128)      (292,339)
  Advances to stockholders..............          --             --              --        (377,684)
  Distributions to stockholders.........    (200,000)      (200,000)     (4,907,301)    (14,661,045)      (884,319)    (1,786,095)
  Proceeds from stockholder loan........      30,267        (11,530)         36,702              --             --             --
  Purchase of treasury stock............          --             --        (400,000)             --             --             --
                                         -----------     ----------     -----------      ----------      ---------      ---------
    Net cash used in financing
       activities.......................    (394,483)      (384,410)     (5,633,937)     (8,400,384)      (929,447)    (2,078,434)
                                         -----------     ----------     -----------      ----------      ---------      ---------
    Increase (decrease) in cash and cash
       equivalents......................    (161,026)       429,702         452,887       1,367,131     (1,176,431)       727,247
Cash and cash equivalents at beginning
  of period.............................   1,749,311      1,588,285       2,017,987       2,470,874      2,470,874      3,838,005
                                         -----------     ----------     -----------      ----------      ---------      ---------
Cash and cash equivalents at end
  of period............................. $ 1,588,285     $2,017,987     $ 2,470,874    $  3,838,005    $ 1,294,443    $ 4,565,252
                                         ===========     ==========     ===========      ==========    ===========    ===========
Supplemental disclosures of cash flow
  information:
    Cash paid during the period for:
       Interest......................... $   180,000     $   66,000     $   211,000    $    161,000    $    28,000    $   160,000
       Income taxes.....................   1,444,000         16,000         190,000         295,000             --        150,000

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES


     Vitaquest International Inc. (the "Company") was incorporated in 1996 and is the successor by merger to Garden State Nutritionals, Inc., Windmill Marketing Services, Inc. and Cel-Mark International, Inc. (the "Predecessor Companies"). Immediately prior to the merger the Predecessor Companies were under the common control of the principal stockholders. As a result of the merger, each of the Predecessor Companies became a division of the Company. The merger is accounted for in a manner similar to a pooling of interests, and, accordingly, the accompanying financial statements include the accounts of the Predecessor Companies for all periods presented. Assets and liabilities were recorded at their respective net book values. Subsequent to the merger, the Company declared 95.67808219 for 1 stock dividend.



     The Company is a custom developer, manufacturer and marketer of vitamins and nutritional supplements as well as specialty nutritional systems. The Company's products are sold through independent drug stores, mass market chains, mail order and electronic media. The Company operates in one industry segment.


     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

  1. Principles of Consolidation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All intercompany balances and transactions have been eliminated.

  2. Revenue Recognition

     Revenue is recognized upon shipment of merchandise to customers.

  3. Inventories


     Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. For the three months ended March 31, 1995 and 1996 the Company used the estimated gross profit method to determine inventory values.


  4. Depreciation

     Depreciation is computed using the straight-line and double-declining balance methods. The useful lives of property and equipment range as follows:

        Building and improvements.......................................      31 years
        Machinery and equipment.........................................    5-10 years
        Furniture, fixtures and office equipment........................    5-10 years
        Leasehold improvements..........................................      15 years

     Effective January 1, 1996, depreciation on newly acquired property and equipment will be computed on a straight-line basis over the estimated useful lives of the assets.

  5. Amortization of Intangible Assets

     In connection with a business combination and stock redemption agreements, the Company recorded $1,200,000 for confidentiality and noncompetition agreements with two former stockholders. Amortization is being recorded on a straight-line basis principally over eight years through the year 2000.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
     In connection with the acquisition of the Foods Plus(R) vitamin line in 1994, the Company acquired intangible assets totalling approximately $90,000 consisting of the Foods Plus trademark, customer lists, formulas and merchandising material. Amortization is being recorded on a straight-line basis over fifteen years.

  6. Investment in Joint Venture and Miscellaneous Income


     The Company's investment in a joint venture for the purchase of a raw material is accounted for under the equity method. The Company owns a 50% interest in this joint venture. The investment is carried at cost, adjusted for the Company's proportionate share of the joint venture's earnings and losses. At December 31, 1994 and 1995 and at March 31, 1996, the investment in the joint venture, which is included in other assets, amounted to approximately $458,000, $489,000 and $493,000, respectively. The Company's share of joint venture earnings (losses), which is included in miscellaneous income, totalled $26,984 for the year ended August 31, 1993, $(22,611) for the four months ended December 31, 1993 and $18,124, $30,331 for the years ended August 31, 1994 and 1995, $0 and $4,500 for the three months ended March 31, 1995 and 1996, respectively. Miscellaneous income also includes commissions and royalties earned and other items.


  7. Income Taxes


     Beginning with the period ended December 31, 1993, Garden State Nutritionals, Inc. and Windmill Marketing Services, Inc. elected under the Internal Revenue Code and applicable state laws to be treated as S corporations. Since its incorporation, Cel-Mark International, Inc. had been an S corporation for Federal income tax purposes. In 1995, it elected to be treated as an S corporation for state tax purposes. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on the company's taxable income.


     Deferred income taxes are determined based on the difference between the tax basis of an asset or liability and its reported amount in the financial statements using enacted tax rates in effect for the year in which the differences are expected to reverse. The principal item giving rise to deferred income taxes is differences arising from the conversion from the cash basis of accounting for income tax purposes to the accrual basis for financial reporting for one of the Company's divisions. Deferred income taxes are not significant.

     Prior to the closing of the proposed public offering, the Company's income tax status as an S corporation will terminate. The Company will convert to a C corporation and will be subject to both Federal and state income taxes. Any income tax adjustment required as a result of the conversion will be reflected in the period in which it becomes effective.

     Pro forma income taxes reflect provision for income taxes at the effective statutory Federal and state rates applied to the Company's financial statement earnings in each period.

  8. Concentrations of Credit Risk and Fair Value of Financial Instruments


     The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash, certificates of deposit, repurchase agreements and trade accounts receivable. The Company places its cash and certificates of deposit with high credit quality institutions. In general, such investments exceed the FDIC insurance limit.


     The Company provides credit to its customers in the normal course of business. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade accounts receivable exposure is limited.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE A -- BUSINESS AND SUMMARY OF ACCOUNTING POLICIES -- (CONTINUED)
     The carrying value of financial instruments potentially subject to valuation risk (principally consisting of cash, certificates of deposit, accounts receivable, long-term debt and accounts payable) approximates fair market value.

  9. Cash and Cash Equivalents and Supplemental Disclosure of Noncash
Transactions

     The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

  Supplemental Disclosures of Noncash Transactions:

     During the year ended August 31, 1993, the four months ended December 31, 1993 and the years ended December 31, 1994 and 1995, dividends of $200,000, $660,885, $737,571 and $1,254,058, respectively, were declared and paid in the subsequent period.

     During the year ended December 31, 1994, the Company issued notes payable totalling $64,734 in exchange for certain intangible assets.

     During the year ended August 31, 1993, the Company acquired certain property and equipment totalling $1,165,994 in exchange for long-term debt.


     During the three months ended March 31, 1996, marketable securities totalling $1,289,920 (valued at market value at the date of distribution) were distributed to satisfy amounts due to stockholders of $1,254,058 at December 31, 1995 and a portion of the amount due at March 31, 1996 equal to $35,862.


  10. Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  11. Impact of Recently Issued Financial Accounting Standards



     In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which provides guidance on when to assess and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation," which gives companies a choice of the method of accounting used to determine stock-based compensation. Companies may account for such compensation either by using either the intrinsic value-based method provided in APB Opinion 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," or the fair market value-based method provided in SFAS No. 123. The Company has adopted these statements as of January 1, 1996. The Company has determined that the impact of adopting SFAS No. 121 will not have a material effect on the Company. The Company intends to use the intrinsic value-based method provided in APB No. 25 to determine stock-based compensation. The primary effect of the adoption of SFAS No. 123 is the obligation imposed on the Company to comply with the new disclosure requirements provided thereunder.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)


  12. Interim Financial Statements



     The consolidated financial statements at March 31, 1996 and for the three months ended March 31, 1995 and 1996 are unaudited. In the opinion of the Company, the unaudited consolidated financial statements at March 31, 1996 and for the three months ended March 31, 1995 and 1996, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial position and results of operations for such periods. Results of operations for the three months ended March 31, 1996 are not necessarily indicative of results to be expected for the full year.


NOTE B -- MARKETABLE SECURITIES

     During the year ended December 31, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement addresses the accounting and reporting for investments in equity securities that have a readily determinable fair value and for all investments in debt securities.

     As of December 31, 1994 and 1995, the Company classified its investments with a cost of $1,711,222 and $1,759,985 and market value of $1,611,376 and $1,776,429, respectively, as available-for-sale securities. Cost is determined by the specific identification method. The following is a schedule of these securities:

                                           1994                                      1995
                          --------------------------------------    --------------------------------------
                                        UNREALIZED                                UNREALIZED
                                          GAINS          FAIR                       GAINS          FAIR
                             COST        (LOSSES)       VALUE          COST        (LOSSES)       VALUE
                          ----------    ----------    ----------    ----------    ----------    ----------
Equity securities.......  $  276,422     $ (20,639)   $  255,783    $  162,634     $  7,048     $  169,682
Corporate obligations...     657,020       (22,517)      634,503       282,366       10,513        292,879
Municipal obligations...     522,207       (15,124)      507,083     1,169,887       (1,538)     1,168,349
Mortgage-backed
  securities............     255,573       (41,566)      214,007       145,098          421        145,519
                          ----------      --------    ----------    ----------     --------     ----------
                          $1,711,222     $ (99,846)   $1,611,376    $1,759,985     $ 16,444     $1,776,429
                          ==========      ========    ==========    ==========     ========     ==========


     During the years ended December 31, 1994 and 1995, and three months ended March 31, 1996 transactions from the sale of available-for-sale securities are summarized as follows:



                                                                                  THREE MONTHS
                                                                                     ENDED
                                                                                   MARCH 31,
                                                         1994           1995          1996
                                                      ----------     ----------   ------------
                                                                                  (UNAUDITED)
    Gross proceeds from sales.......................  $1,417,817     $1,323,825    $1,783,629
    Historical cost.................................   1,461,496      1,356,566     1,768,467
                                                      ----------     ----------    ----------
    Net gain (loss) from sales......................  $  (43,679)    $  (32,741)   $   15,162
                                                      ==========     ==========    ==========

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE C -- INVENTORIES

     Inventories are summarized as follows:


                                                                                   MARCH 31,
                                                                                      1996
                                                        1994           1995        ----------
                                                     ----------     ----------     (UNAUDITED)
    Raw materials..................................  $1,419,000     $2,480,729     $2,480,930
    Work in process................................   1,202,000      1,735,499      1,561,677
    Finished product...............................   2,343,000      2,731,904      2,239,197
                                                     ----------     ----------     ----------
                                                     $4,964,000     $6,948,132     $6,281,804
                                                     ==========     ==========     ==========


NOTE D -- PROPERTY AND EQUIPMENT

     Property and equipment are summarized as follows:


                                                                                    MARCH 31,
                                                                                      1996
                                                        1994           1995        -----------
                                                     ----------     ----------     (UNAUDITED)
    Land...........................................  $  277,200     $  277,200     $   277,200
    Building and improvements......................   1,414,758      1,419,848       2,136,747
    Machinery and equipment........................   2,273,151      2,654,622       2,930,345
    Furniture, fixtures and office equipment.......     657,822        739,720         725,089
    Leasehold improvements.........................     756,867        790,130         790,130
                                                     ----------     ----------      ----------
                                                      5,379,798      5,881,520       6,859,511
    Less accumulated depreciation and
      amortization.................................   1,821,539      2,417,188       2,586,723
                                                     ----------     ----------      ----------
                                                     $3,558,259     $3,464,332     $ 4,272,788
                                                     ==========     ==========      ==========



     Depreciation and amortization expense of property and equipment totalled approximately $302,000, $106,000, $450,000, $682,000, $172,000 and $228,000 for
the year ended August 31, 1993, the four months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, respectively.


NOTE E -- ACCRUED EXPENSES

     Accrued expenses are summarized as follows:


                                                                                    MARCH 31,
                                                                                      1996
                                                        1994           1995        -----------
                                                     ----------     ----------     (UNAUDITED)
    Salaries, commissions and payroll taxes........  $  801,040     $  848,159     $   990,348
    Profit sharing contribution....................     157,833        217,782          90,093
    Professional fees..............................     224,672        363,982         399,212
    Interest.......................................      51,876        226,955         226,857
    Health and welfare.............................      26,776        138,402          62,204
    Insurance......................................          --             --         156,044
    Other..........................................     361,772        449,684         580,197
                                                     ----------     ----------      ----------
                                                     $1,623,969     $2,244,964     $ 2,504,955
                                                     ==========     ==========      ==========

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- LONG-TERM DEBT

     Long-term debt is summarized as follows:


                                                                                    MARCH 31,
                                                                                      1996
                                                        1994           1995        -----------
                                                     ----------     ----------     (UNAUDITED)
    Term loan payable to bank......................  $       --     $7,000,000     $ 6,750,000
    Mortgage payable...............................     911,406        796,281         767,500
    Notes payable -- former stockholders...........   1,333,000      1,109,000       1,109,000
    Other..........................................      76,848         54,318          40,760
                                                     ----------     ----------      ----------
                                                      2,321,254      8,959,599       8,667,260
    Less current maturities........................     362,499      1,237,683       1,237,040
                                                     ----------     ----------      ----------
                                                     $1,958,755     $7,721,916     $ 7,430,220
                                                     ==========     ==========      ==========


  Term Loan Payable to Bank

     In September 1995, the Company entered into a term loan agreement with a bank to finance a portion of distributions to the Company's shareholders. Under this agreement, principal payments of $250,000 are due in 28 equal, quarterly installments commencing January 1, 1996. Interest is payable quarterly on the unpaid principal balance at a fixed annual rate of 7.74%.

     Terms of the loan require the Company to meet certain operating and financial covenants, including specific collateral requirements, maintenance of minimum working capital and debt ratios, and restrictions on capital expenditures. The agreement allows for optional prepayments subject to specified fixed rate breakage fee provisions.


     Although as of December 31, 1995, the Company had been in default of the limitation on capital expenditures contained in the loan agreement, the bank has increased the capital expenditures limitation for that period thereby putting the Company in compliance with this covenant.


  Mortgage Payable

     In November 1992, the Company purchased a manufacturing and warehouse facility. The mortgage is payable in 59 equal monthly principal payments of $9,594, calculated on a ten-year straight-line amortization with a final payment of $585,219 due on November 1, 1997. Interest is payable at a fixed rate of 7.85%.

     Under terms of the agreement, the Company must meet certain covenants which require, among other things, maintenance of minimum working capital and net worth, and restrictions on capital expenditures.

  Notes Payable -- Former Stockholders

     The notes payable to former stockholders are principally the result of various stock buy-back, confidentiality and noncompete agreements. The notes bear interest at prime and require annual principal payments commencing principally in 1997 through 2000.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE F -- LONG-TERM DEBT -- (CONTINUED)
     The following is a summary of the annual maturities of long-term debt:


        Year ending March 31,
          1997...........................................................  $1,237,040
          1998...........................................................   1,915,950
          1999...........................................................   1,264,270
          2000...........................................................   1,250,000
          2001...........................................................   1,250,000
          Thereafter.....................................................   1,750,000
                                                                           ----------
                                                                           $8,667,260
                                                                           ==========


NOTE G -- COMMITMENTS AND CONTINGENCIES

     1. In 1995, the Company renewed a lease from a partnership in which certain stockholders of the Company are partners. The lease term is for six years with two five-year renewal options. The lease is on a triple net basis which provides for a rent of approximately $311,000 per annum, subject to increase based upon increases in the borrowing rate charged to the landlord in respect to the financing of the facility.

     In 1995, the Company entered into a lease agreement with a limited liability company in which the stockholders of the Company are members. The lease term is for five years with two five-year renewal options. Base annual rent payments commencing November 1995 are $720,000. The lease requires the Company to pay all property taxes and operating costs of the facility. In connection with this lease agreement, the Company guaranteed a $3,440,000 mortgage loan of the limited liability company.

     The Company believes that the terms of both such leases are not less favorable to the Company than terms that could be obtained from unaffiliated parties for comparable facilities.


     Rent expense for the year ended August 31, 1993, the four months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, was approximately $338,000, $104,000, $311,000 and $438,000, $78,000 and $258,000, respectively.


     Minimum annual lease payments under these leases are $1,031,000 in each year through 1999, $971,000 in 2000 and $311,000 thereafter.

     2. In connection with various stock redemption agreements, the Company is obligated to former shareholders for consulting fees, employment agreements and covenants not to compete totalling $393,000 in 1996, $243,000 in each of 1997 and 1998, $176,000 in 1999, $43,000 in 2000 and $170,000 thereafter.

     3. The Company is a party to various legal matters arising in the normal course of business. It is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's financial position.

     4. The manufacturing, packaging, labeling, advertising, distribution and sale of the Company's products are subject to regulation by one or more federal agencies. The Company's activities are also regulated by various agencies of the states and localities in which the Company's products are manufactured, distributed and sold. The Company is subject to periodic inspection and testing of its products by the Food and Drug Administration, the New Jersey Department of Health and local health departments.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE H -- PROFIT-SHARING PLAN


     The Company has a profit-sharing plan for all of its employees meeting certain minimum eligibility requirements. Contributions are at the discretion of the Board of Directors. For the year ended August 31, 1993, the four months ended December 31, 1993, the years ended December 31, 1994 and 1995 and the three months ended March 31, 1995 and 1996, contributions to the plan charged to operations were $439,000, $120,000, $505,000, $620,000, $126,000 and $106,000,
respectively.


NOTE I -- INCOME TAXES

     The components of income tax expense are as follows:


                                                                                        THREE MONTHS
                                                                                            ENDED
                                             FOUR MONTHS        YEAR ENDED                MARCH 31,
                                YEAR ENDED      ENDED          DECEMBER 31,       -------------------------
                                AUGUST 31,   DECEMBER 31,   -------------------      1995          1996
                                   1993          1993         1994       1995     -----------   -----------
                                ----------   ------------   --------   --------   (UNAUDITED)   (UNAUDITED)
Federal.......................  $1,206,763           --           --         --     $    --      $      --
State.........................     368,078     $180,223     $283,327   $256,000      90,000        130,000
Investment tax credits........          --           --      (15,140)   (32,000)     (8,000)        (7,000)
                                ----------     --------     --------   --------    --------       --------
                                $1,574,841     $180,223     $268,187   $224,000     $82,000      $ 123,000
                                ==========     ========     ========   ========    ========       ========


NOTE J -- MAJOR CUSTOMERS

     For the year ended August 31, 1993, one customer accounted for approximately 14% of sales.

     For the year ended December 31, 1994, three customers accounted for approximately 16%, 13% and 11%, respectively, of sales.

     For the year ended December 31, 1995, one customer accounted for approximately 12% of sales. At December 31, 1995, the amount receivable from this customer was approximately 14% of accounts receivable.


     For the three months ended March 31, 1995 one customer accounted for approximately 15% of sales.



     For the three months ended March 31, 1996 one customer accounted for approximately 21% of sales.


NOTE K -- TRANSACTIONS WITH STOCKHOLDERS


     At December 31, 1995 and March 31, 1996, the Company had advances to a stockholder of approximately $254,000 and $0, respectively and advances to entities owned by the principal stockholders of the Company of approximately $124,000. In addition, the Company had dividend distributions payable to stockholders at December 31, 1994 and 1995 and March 31, 1996 totalling approximately $738,000, $1,254,000 and $994,000, respectively, and a loan payable to stockholders totalling approximately $78,000 at December 31, 1994 and 1995.



     In March 1996, the advance to the stockholder of $254,000 was offset by a dividend distribution to the stockholder. The remaining balance of the dividend distributions payable and the loan payable at December 31, 1995 were paid in March 1996. Approximately $65,000 of the advances to the related entities were repaid by April 12, 1996. The dividend distributions payable at December 31, 1994 were paid in 1995.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE L -- PREFERRED STOCK

     The Company's Board of Directors may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series.

NOTE M -- PRO FORMA INFORMATION

  Pro Forma Statements of Earnings (Unaudited)

     The pro forma adjustments in the statements of earnings reflect a provision for income taxes based upon pro forma pretax earnings as if the Company had been subject to Federal and state income taxes which it is not currently subject to. The pro forma income tax provision has been prepared in accordance with SFAS No.
109. The effective pro forma tax rate of the Company differs from the Federal rate of 34% primarily due to the effects of state income taxes. The Company elected to be taxed as an S corporation pursuant to the Internal Revenue Code. In connection with the proposed public offering, the Company will become subject to Federal and state income tax.


     In addition, as a result of new employment agreements to be entered into with the principal stockholders of the Company, compensation costs will be reduced for 1996. The pro forma adjustment gives effect to these agreements and the resulting compensation differential as if they had been in place for the entire year ended December 31, 1995.


     The pro forma provision for income taxes, after giving effect to the Federal statutory rate of 34% and an approximate state tax provision of 9% after reflecting the Federal tax benefit, consists of the following:


                                                                        THREE MONTHS ENDED
                                                     YEAR ENDED              MARCH 31,
                                                    DECEMBER 31,     -------------------------
                                                        1995            1995           1996
                                                    ------------     ----------     ----------
    Federal.......................................   $4,647,000      $1,033,000     $1,563,000
    State.........................................    1,279,000         284,000        433,000
                                                     ----------        --------     ----------
                                                     $5,926,000      $1,317,000     $1,996,000
                                                     ==========        ========     ==========


     The differences between pro forma income tax expense shown in the statements of earnings and the pro forma computed income tax expense based on the Federal statutory corporate tax rate are as follows:


                                                                        THREE MONTHS ENDED
                                                     YEAR ENDED              MARCH 31,
                                                    DECEMBER 31,     -------------------------
                                                        1995            1995           1996
                                                    ------------     ----------     ----------
    Computed income taxes based on Federal
      statutory corporate rate of 34%.............   $4,909,000      $1,092,000     $1,651,000
    State income taxes, net of Federal benefit....      844,000         187,000        286,000
    Other.........................................      173,000          38,000         59,000
                                                     ----------        --------     ----------
                                                     $5,926,000      $1,317,000     $1,996,000
                                                     ==========        ========     ==========


  Pro Forma Earnings Per Share


     Pro forma earnings per share are based on the weighted average number of common shares outstanding during the period plus the issuance of 51,000 shares to certain employees to be made prior to the proposed public offering, as well as 452,209 shares deemed to be outstanding. Shares deemed outstanding represent the approximate number of shares deemed to be sold by the Company (at an assumed initial public offering price

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE M -- PRO FORMA INFORMATION -- (CONTINUED)

of $16.00 per share) to fund the estimated distributions to stockholders in excess of net earnings during the twelve month period ending June 30, 1996.


  Pro Forma Balance Sheet (Unaudited)


     The Company intends to declare a final S corporation dividend to its stockholders of all undistributed S corporation earnings up to $5 million. To the extent that the Company does not have sufficient cash to pay such dividend, it will issue promissory notes payable over a three-year period in an aggregate amount not to exceed the undistributed S corporation earnings through a date prior to the proposed public offering, which payments will commence one month after the effective date of the proposed public offering.



     The pro forma balance sheet of the Company at March 31, 1996 has been adjusted for the pro forma effects of: (1) the distributions to the principal stockholders of approximately $3,652,000 representing all previously undistributed and undeclared S corporation earnings (this amount, which relates to Fiscal 1995 and the first quarter of 1996 earnings, is recorded as a reduction to cash in the pro forma balance sheet at March 31, 1996); (2) additional income tax liabilities as a result of termination of the S corporation status, and (3) issuance of 51,000 shares of common stock to certain employees at a price of $1 per share made shortly before the offering. This includes the recording of $816,000 in common stock and additional paid-in capital, receipt of cash of $51,000, and an unearned compensation contra equity adjustment of $765,000. The shares so issued will be subject to repurchase by the Company, at the same price, if the individual ceases to be employed by the Company prior to the fifth anniversary of the date of purchase, unless such termination is without good cause, as defined in the purchase agreement. Such repurchase right will lapse over a five year period at the rate of 20% of the purchased shares, per year. Accordingly the unearned compensation will be amortized over five years.



     The following table illustrates the pro forma balance sheet adjustments described above as of March 31, 1996:



    Historical stockholders' equity.........................................  $12,137,738
    Pro forma adjustments:
      (1) Dividend of undistributed S corporation earnings..................   (3,651,823)
      (2) Additional income tax liabilities as a result of termination of the S corporation status which will be charged to operations in
          the period in which the termination occurs........................      (32,000)
      (3) Net effect of issuance of 51,000 shares of common stock to certain
          employees.........................................................       51,000
                                                                              -----------
    Pro forma stockholders' equity..........................................  $ 8,504,915
                                                                              ===========


NOTE N -- SUBSEQUENT EVENTS

  1. Proposed Public Offering of Common Stock

     The Board has authorized the filing of a registration statement relating to an initial public offering of shares of common stock.

     The net proceeds from the issuance and sale of the common stock will be used to fund capital expenditures associated with the build out of the Company's new production, distribution and office facility, to purchase certain machinery and equipment and for general corporate purposes. A portion of the net proceeds may be used by the Company for strategic acquisitions.

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

NOTE N -- SUBSEQUENT EVENTS -- (CONTINUED)
  2. 1996 Stock Option Plan

     In 1996, the Board of Directors and Stockholders approved the adoption of The 1996 Stock Option Plan. The 1996 Stock Option Plan provides for the grant of options to purchase up to 1,300,000 shares of the Company's common stock. These options may be granted to employees, officers of the Company, nonemployee directors of the Company and consultants to the Company. The 1996 Stock Option Plan provides for granting of options to purchase the Company's common stock at not less than the fair value of such shares on the date of the grant.

  3. Employment Agreements


     In connection with the proposed public offering, the Company will enter into employment agreements with its Chairman of the Board and Chief Executive Officer which provide for a $500,000 base annual salary each in 1996. Such agreements further provide that beginning in 1997 the base salary is subject to annual increases of the greater of 5% or the percentage increase in the Consumer Price Index published by the U.S. Department of Labor. Subsequent to June 30, 1997, the Compensation Committee may determine to award bonuses to such executives, on the basis of operating results.

======================================================
     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS


                                      PAGE
                                      ----
Prospectus Summary...................    3
Risk Factors.........................    8
Use of Proceeds......................   13
Dividend Policy......................   14
S Corporation Distributions..........   14
Dilution.............................   15
Capitalization.......................   16
Selected Consolidated Financial Data.   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................   19
Business.............................   26
Management...........................   38
Certain Relationships and Related
  Transactions.......................   45
Principal and Selling Stockholders...   47
Description of Capital Stock.........   48
Shares Eligible for Future Sale......   50
Underwriting.........................   51
Legal Matters........................   52
Experts..............................   52
Additional Information...............   52
Index to Consolidated Financial
  Statements.........................  F-1


                               ------------------

     UNTIL            , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
======================================================

======================================================

                    7,200,000 SHARES

                       VITAQUEST
                   INTERNATIONAL INC.


                      COMMON STOCK


                 ---------------------
                       PROSPECTUS
                 ---------------------

                BEAR, STEARNS & CO. INC.


              DONALDSON, LUFKIN & JENRETTE
                 SECURITIES CORPORATION


                                 , 1996

======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee.

                                                                              PAYABLE BY
                                                                              REGISTRANT
                                                                              -----------
    SEC registration fee....................................................  $ 48,537.93
    National Association of Securities Dealers, Inc. filing fee.............    14,576.00
    Blue Sky fees and expenses..............................................    20,000.00
    NASDAQ NMS listing fee..................................................    50,000.00
    Accounting fees and expenses............................................   290,000.00
    Legal fees and expenses.................................................   225,000.00
    Printing and engraving expenses.........................................   140,000.00
    Registrar and Transfer Agent's fees.....................................    35,000.00
    Miscellaneous fees and expenses.........................................    17,000.00
                                                                               ----------
              Total.........................................................  $840,113.93
                                                                               ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). Article 11 of the Registrant's Certificate of Incorporation, as amended, and Section 5 of the Registrant's By-Laws provides for indemnification to the fullest extent authorized by the Delaware General Corporation Law. The Registrant has also entered into agreements with each of its directors and executive officers that provide for the indemnification of and the advancement of expenses to such persons to the maximum extent permitted by Delaware law.


     At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant where indemnification will be required or permitted. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for indemnification by any director, officer, employee or other agent.

     The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant and its directors and officers for certain liabilities, including certain liabilities arising under the Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES


     The Registrant has not sold or issued any securities within the past three years, other than 51,000 shares of its Common Stock sold to five persons shortly prior to the date of this Offering. The foregoing transactions are considered exempt from the registration requirements of the Act under Section 3(b) and Rule 701 promulgated pursuant thereto. The purchasers of the above-described shares have represented their intention to acquire the shares for investment only and not with a view to the distribution thereof. Appropriate legends will be affixed to the certificates representing the securities issued in such transactions. Similar representations of investment intent will be obtained and similar legends imposed in connection with any subsequent sales of any such securities. All purchasers had adequate access, through employment or other relationships, to information about the Registrant.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
- ------   ------------------------------------------------------------------------------------
 1.1     Proposed Form of Underwriting Agreement.
 2.1     Agreement and Plan of Merger.
 3.1*    Certificate of Incorporation of the Registrant.
 3.2*    Certificate of Amendment of Certificate of Incorporation of the Registrant dated
         April 29, 1996.
 3.3*    Certificate of Amendment of Certificate of Incorporation of the Registrant dated May
         2, 1996.
 3.4*    By-laws of the Registrant.
 3.4.1   Amended and Restated By-laws of the Registrant
 4.1     Specimen of Common Stock Certificate of the Registrant.
 5.1     Opinion of Morrison Cohen Singer & Weinstein, LLP.
10.1*    Employment, Non-Competition and Confidentiality Agreement, dated as of January 1,
         1994, between Garden State Nutritionals, Inc. and William Howard, together with letter agreement dated April 30, 1996.
10.2*    Consulting, Non-Competition and Confidentiality Agreement, dated as of January 1,
         1995, between Garden State Nutritionals, Inc. and Dan Garcia, together with letter agreement dated April 29, 1996.
10.3     Restricted Stock Plan of the Registrant.
10.4     Restricted Stock Purchase Agreements between the Registrant and Messrs. Dan Garcia,
         Myron Jacobowitz, Howard L. Munk, Allen Pagliuco and Stephen J. Young.
10.5     1996 Stock Option Plan of the Registrant.
10.6     1995 Employee Profit Sharing Plan of Garden State Nutritionals, Inc.
10.7*    Loan Agreement, dated November 12, 1992, between Garden State Nutritionals, Inc. and
         Chemical Bank, with First Amendment thereto dated as of September 28, 1995.
10.8*    Loan Agreement, dated September 28, 1995, between Garden State Nutritionals, Inc.
         and Chemical Bank.
10.8.1   Amendment and Waiver, dated as of April 23, 1996, to Term Loan Agreement dated
         September 28, 1995 between Garden State Nutritionals, Inc. and Chemical Bank.
10.8.2   Amendment and Waiver, dated as of April 23, 1996, to Term Loan Agreement dated
         December 1, 1995 by and among Leknarf Associates, Garden State Nutritionals, Inc.
         and Chemical Bank.
10.8.3   Amendment and Waiver, dated June 10, 1996, to Loan Agreements dated September 28,
         1995 and November 12, 1992 by and among Garden State Nutritionals, Inc., Windmill
         Marketing Services, Inc. and Chemical Bank.
10.9*    Lease Agreement, dated as of June 30, 1985, between Garden State Nutritionals, Inc.
         and Vitareal Associates, L.P., as amended on September 25, 1995.
10.10*   Lease Agreement, dated as of November 1, 1995, between Garden State Nutritionals,
         Inc. and Leknarf Associates, L.L.C.
10.11*   Lease Agreement, dated as of November 1, 1995, between Windmill Marketing Services,
         Inc. and Leknarf Associates, L.L.C.
10.12*   Rent Rebate Agreement, dated as of November 1, 1995, between Garden State
         Nutritionals, Inc. and Leknarf Associates, L.L.C.
10.13    Promissory Notes issued by the Registrant to Messrs. Edward, Keith and Frank Frankel
         and to the Edward M. Frankel GRAT U/A dated May 10, 1996 and the Leah Frankel GRAT
         U/A dated May 10, 1996, each dated June 14, 1996, aggregating up to $5,000,000.
10.14    Employment Agreement, dated as of January 1, 1996, between the Registrant and Edward
         M. Frankel.
10.15    Employment Agreement, dated as of January 1, 1996, between the Registrant and Keith
         I. Frankel.
10.16    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Edward M.
         Frankel.
10.17    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Keith I.
         Frankel.
10.18    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Stephen
         J. Young.
10.19    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Myron
         Jacobowitz.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
- ------   ------------------------------------------------------------------------------------
10.20    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Howard L.
         Munk.
10.21    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Julius M.
         Horowitz.
10.22    Indemnity Agreement, dated as of June 14, 1996, between the Registrant and Joel H.
         Girsky.
10.23    Stock Redemption Agreement, dated May 28, 1992, by and among Garden State
         Nutritionals, Inc., Earl Weisman and Morrison Cohen Singer & Weinstein, as escrow agent thereunder.
10.24    Subordinated Promissory Note, dated May 28, 1992, in the principal amount of
         $199,000, with Garden State Nutritionals, Inc. as the obligor thereunder, and Earl
         Weisman as the payee thereunder.
10.25    Consulting and Non-Competition Agreement, dated as of May 28, 1992, between Garden
         State Nutritionals, Inc. and Earl Weisman.
10.26    Stock Redemption Agreement, dated May 28, 1992, by and among Windmill Marketing
         Services, Inc., Earl Weisman, and Morrison Cohen Singer & Weinstein, LLP, as escrow agent thereunder.
10.27    Subordinated Promissory Note, dated May 28, 1992, in the principal amount of
         $140,000, with Windmill Marketing Services, Inc. as the obligor thereunder, and Earl
         Weisman as the payee thereunder.
10.28    Consulting and Non-Competition Agreement, dated as of May 28, 1992, between Windmill
         Marketing Services, Inc. and Earl Weisman.
10.29    Asset Purchase Agreement, dated as of May 28, 1992, by and among Windmill Marketing
         Services, Inc., Windmill Natural Vitamin Company, Inc. and Earl Weisman.
10.30    Guarantee Agreement, dated May 10, 1996, by Edward M. Frankel in favor of Earl
         Weisman.
10.31    Non-Competition Agreement, dated as of May 28, 1992, between Windmill Marketing
         Services, Inc. and Windmill Natural Vitamin Company, Inc.
10.32    Amended and Restated Standard Indemnity Agreement, dated November 11, 1992, between
         Garden State Nutritionals, Inc. and Showa Denko America, Inc.
10.33    Guaranty Agreement, dated as of November 11, 1992, between Garden State
         Nutritionals, Inc. and Showa Denko K.K.
10.34    Partnership Agreement, dated October 20, 1989, between Garden State Nutritionals,
         Inc. and Pharmachem Laboratories, Inc.
16*      Letter from Horowitz, Waldman, Berretta & Maldow, CPA, LLP, regarding its concurrence with the statements made by the Registrant regarding the resignation of the Registrant's principal accountant.
23.1     Consent of Grant Thornton LLP, Independent Auditors.
23.2     Consent of Morrison Cohen Singer & Weinstein, LLP (included in the Opinion of
         Morrison Cohen Singer & Weinstein, LLP filed as Exhibit 5.1).
24*      Power of Attorney (included on the signature page).
27.1*    Financial Data Schedule -- December 31, 1995.
27.2     Financial Data Schedule -- March 31, 1996.


- ---------------

* Previously filed.


                                                                                PAGE
                                                                                -----
            (b) Financial Statement Schedules:
 Schedule II -- Valuation and Qualifying Accounts.............................   S-1
                                                                                -----

ITEM 17.  UNDERTAKINGS

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 18, 1996.


                                          VITAQUEST INTERNATIONAL INC.


                                          By  /s/  Edward M. Frankel
                                          --------------------------------------
                                                    Edward M. Frankel,
                                                    President and Chairman
                                                    of the Board


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                   NAME                                    TITLE                      DATE
- ------------------------------------------  -----------------------------------  --------------

          /s/  Edward M. Frankel            President (Principal Executive       June 18, 1996
- ------------------------------------------  Officer) and Chairman of the Board
            Edward M. Frankel               of Directors

          /s/  Keith I. Frankel             Chief Executive Officer and          June 18, 1996
- ------------------------------------------  Director
             Keith I. Frankel

          /s/  Stephen J. Young             Chief Financial Officer, Treasurer   June 18, 1996
- ------------------------------------------  and Secretary (Principal Financial
             Stephen J. Young               and Accounting Officer)

         /s/  Julius M. Horowitz*           Director                             June 18, 1996
- ------------------------------------------
            Julius M. Horowitz

           /s/  Joel H. Girsky*             Director                             June 18, 1996
- ------------------------------------------
              Joel H. Girsky

*By     /s/  Edward M. Frankel
- ------------------------------------------
           (EDWARD M. FRANKEL,
          AS ATTORNEY-IN-FACT)

                          VITAQUEST INTERNATIONAL INC.
                                 AND SUBSIDIARY

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                       THREE MONTHS ENDED MARCH 31, 1996

                    YEARS ENDED DECEMBER 31, 1995 AND 1994,
                    THE FOUR MONTHS ENDED DECEMBER 31, 1993
                       AND THE YEAR ENDED AUGUST 31, 1993


                  COLUMN A                     COLUMN B           COLUMN C           COLUMN D     COLUMN E
- --------------------------------------------  ----------   -----------------------  ----------   ----------
                                                                  ADDITIONS
                                                           -----------------------
                                                              (1)          (2)
                                                                        CHARGED TO
                                              BALANCE AT   CHARGED TO     OTHER                   BALANCE AT
                                              BEGINNING    COSTS AND    ACCOUNTS-    DEDUCTIONS-    END OF
                DESCRIPTION                   OF PERIOD     EXPENSES     DESCRIBE    DESCRIBE(A)    PERIOD
- --------------------------------------------  ----------   ----------   ----------   ----------   ----------
Three months ended March 31, 1996
  Allowance for doubtful accounts
     (unaudited)............................   $ 381,000    $ 22,000     $     --     $     --     $ 403,000
                                                ========    ========     ========     ========      ========
Year ended December 31, 1995
  Allowance for doubtful accounts...........   $ 200,000    $181,000     $     --     $     --     $ 381,000
                                                ========    ========     ========     ========      ========
Year ended December 31, 1994
  Allowance for doubtful accounts...........   $ 150,000    $256,000     $     --     $206,000     $ 200,000
                                                ========    ========     ========     ========      ========
Four months ended December 31, 1993
  Allowance for doubtful accounts...........   $ 150,000    $     --     $     --     $     --     $ 150,000
                                                ========    ========     ========     ========      ========
Year ended August 31, 1993
  Allowance for doubtful accounts...........   $  98,000    $102,000     $     --     $ 50,000     $ 150,000
                                                ========    ========     ========     ========      ========


- ---------------
(a) Represents accounts written off.

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                               DESCRIPTION OF DOCUMENT                             PAGE
- ------    -----------------------------------------------------------------------------  ----
 1.1      Proposed Form of Underwriting Agreement.
 2.1      Agreement and Plan of Merger.
 3.1*     Certificate of Incorporation of the Registrant.
 3.2*     Certificate of Amendment of Certificate of Incorporation of the Registrant
          dated April 29, 1996.
 3.3*     Certificate of Amendment of Certificate of Incorporation of the Registrant
          dated May 2, 1996.
 3.4*     By-laws of the Registrant.
 3.4.1    Amended and Restated By-laws of the Registrant.
 4.1      Specimen of Common Stock Certificate of the Registrant.
 5.1      Opinion of Morrison Cohen Singer & Weinstein, LLP.
10.1*     Employment, Non-Competition and Confidentiality Agreement, dated as of
          January 1, 1994, between Garden State Nutritionals, Inc. and William Howard, together with letter agreement dated April 30, 1996.
10.2*     Consulting, Non-Competition and Confidentiality Agreement, dated as of
          January 1, 1995, between Garden State Nutritionals, Inc. and Dan Garcia, together with letter agreement dated April 29, 1996.
10.3      Restricted Stock Plan of the Registrant.
10.4      Restricted Stock Purchase Agreements between the Registrant and Messrs. Dan
          Garcia, Myron Jacobowitz, Howard L. Munk, Allen Pagliuco and Stephen J.
          Young.
10.5      1996 Stock Option Plan of the Registrant.
10.6      1995 Employee Profit Sharing Plan of Garden State Nutritionals, Inc.
10.7*     Loan Agreement, dated November 12, 1992, between Garden State Nutritionals,
          Inc. and Chemical Bank, with First Amendment thereto dated as of September
          28, 1995.
10.8*     Loan Agreement, dated September 28, 1995, between Garden State Nutritionals,
          Inc. and Chemical Bank.
10.8.1    Amendment and Waiver, dated as of April 23, 1996, to Term Loan Agreement, dated September 28, 1995 between Garden State Nutritionals, Inc. and Chemical
          Bank.
10.8.2    Amendment and Waiver, dated as of April 23, 1996, to Term Loan Agreement dated December 1, 1995 by and among Leknarf Associates, Garden State
          Nutritionals, Inc. and Chemical Bank.
10.8.3    Amendment and Waiver, dated June 10, 1996, to Loan Agreements dated September
          28, 1995 and November 12, 1992 by and among Garden State Nutritionals, Inc.,
          Windmill Marketing Services, Inc. and Chemical Bank.
10.9*     Lease Agreement, dated as of June 30, 1985, between Garden State
          Nutritionals, Inc. and Vitareal Associates, L.P., as amended on September 25,
          1995.
10.10*    Lease Agreement, dated as of November 1, 1995, between Garden State
          Nutritionals, Inc. and Leknarf Associates, L.L.C.
10.11*    Lease Agreement, dated as of November 1, 1995, between Windmill Marketing
          Services, Inc. and Leknarf Associates, L.L.C.
10.12*    Rent Rebate Agreement, dated as of November 1, 1995, between Garden State
          Nutritionals, Inc. and Leknarf Associates, L.L.C.
10.13     Promissory Notes issued by the Registrant to Messrs. Edward, Keith and Frank
          Frankel and to the Edward M. Frankel GRAT U/A dated May 10, 1996 and the Leah
          Frankel GRAT U/A dated May 10, 1996, each dated June 14, 1996, aggregating up to $5,000,000.
10.14     Employment Agreement, dated as of January 1, 1996, between the Registrant and
          Edward M. Frankel.
10.15     Employment Agreement, dated as of January 1, 1996, between the Registrant and
          Keith I. Frankel.

EXHIBIT
NUMBER                               DESCRIPTION OF DOCUMENT                             PAGE
- ------    -----------------------------------------------------------------------------  ----
10.16     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Edward M. Frankel.
10.17     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Keith I. Frankel.
10.18     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Stephen J. Young.
10.19     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Myron Jacobowitz.
10.20     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Howard L. Munk.
10.21     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Julius M. Horowitz.
10.22     Indemnity Agreement, dated as of June 14, 1996, between the Registrant and
          Joel H. Girsky.
10.23     Stock Redemption Agreement, dated May 28, 1992, by and among Garden State
          Nutritionals, Inc., Earl Weisman, and Morrison Cohen Singer & Weinstein, as
          escrow agent thereunder.
10.24     Subordinated Promissory Note, dated May 28, 1992, in the principal amount of
          $199,000, with Garden State Nutritionals, Inc. as the obligor thereunder, and
          Earl Weisman as the payee thereunder.
10.25     Consulting and Non-Competition Agreement, dated as of May 28, 1992, between
          Garden State Nutritionals, Inc. and Earl Weisman.
10.26     Stock Redemption Agreement, dated May 28, 1992, by and among Windmill
          Marketing Services, Inc., Earl Weisman, and Morrison Cohen Singer &
          Weinstein, LLP, as escrow agent thereunder.
10.27     Subordinated Promissory Note, dated May 28, 1992, in the principal amount of
          $140,000, with Windmill Marketing Services, Inc. as the obligor thereunder, and Earl Weisman as the payee thereunder.
10.28     Consulting and Non-Competition Agreement, dated as of May 28, 1992, between
          Windmill Marketing Services, Inc. and Earl Weisman.
10.29     Asset Purchase Agreement, dated as of May 28, 1992, by and among Windmill
          Marketing Services, Inc., Windmill Natural Vitamin Company, Inc. and Earl
          Weisman.
10.30     Guarantee Agreement, dated May 10, 1996, by Edward M. Frankel in favor of
          Earl Weisman.
10.31     Non-Competition Agreement, dated as of May 28, 1992, between Windmill
          Marketing Services, Inc. and Windmill Natural Vitamin Company, Inc.
10.32     Amended and Restated Standard Indemnity Agreement, dated November 11, 1992, between Garden State Nutritionals, Inc. and Showa Denko America, Inc.
10.33     Guaranty Agreement, dated as of November 11, 1992, between Garden State
          Nutritionals, Inc. and Showa Denko K.K.
10.34     Partnership Agreement, dated October 20, 1989, between Garden State
          Nutritionals, Inc. and Pharmachem Laboratories, Inc.
16*       Letter from Horowitz, Waldman, Berretta & Maldow, CPA, LLP, regarding its concurrence with the statements made by the Registrant regarding the resignation of the Registrant's principal accountant.
23.1      Consent of Grant Thornton LLP, Independent Auditors.
23.2      Consent of Morrison Cohen Singer & Weinstein, LLP. (included in the Opinion of Morrison Cohen Singer & Weinstein, LLP filed as Exhibit 5.1).
24*       Power of Attorney (included on the signature page).
27.1*     Financial Data Schedule -- December 31, 1995.
27.2      Financial Data Schedule -- March 31, 1996.


- ---------------

* Previously filed.